Exhibit 99.2

GORILLA TECHNOLOGY GROUP INC.

(COMPANY)

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION

(TRUSTEE)

7.50% SENIOR UNSECURED CONVERTIBLE NOTES, SERIES B DUE 2031

INDENTURE

DATED AS OF JULY 17, 2026

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-ii-

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INDENTURE, dated as of July 17, 2026, between Gorilla Technology Group Inc., an exempt company incorporated under the laws of the Cayman Islands, as issuer (the “Company”), and U.S. Bank Trust Company, National Association, initially as trustee, conversion agent, registrar and paying agent (in such capacities, and subject to the provisions herein for replacements or successors for such parties, the “Trustee”, “Conversion Agent”, “Registrar” and “Paying Agent”, respectively).

RECITALS OF THE COMPANY

WHEREAS, the Company has duly authorized the creation of an issue of the Company’s 7.50% Senior Unsecured Convertible Notes, Series B due 2031 (the “Notes”), having the terms, tenor, amount and other provisions hereinafter set forth, and, to provide therefor, has duly authorized the execution and delivery of this Indenture (this “Indenture”); and

WHEREAS, the Form of Note, the certificate of authentication to be borne by each Note, the Form of Notice of Conversion and the Form of Assignment and Transfer to be borne by the Notes are to be substantially in the forms hereinafter provided; and

WHEREAS, in connection with their several purchases of interests in the Notes, the initial beneficial owners of such interests in the Notes and the Company have entered into that certain Securities Purchase Agreement, dated as of July 15, 2026 (the “Purchase Agreement”);

WHEREAS, such initial beneficial owners will enter into that certain Registration Rights Agreement, dated as of July 17, 2026, (the “Registration Rights Agreement”) providing for, among other things, certain registration rights in respect of the Common Stock (as defined below) (if any) issuable upon conversion hereunder by any such initial beneficial owner or, in certain circumstances, to the assignees of such initial beneficial owners; and

WHEREAS, all things necessary to make the Notes, when duly executed by the Company and authenticated and delivered hereunder and duly issued by the Company, the legal, valid and binding obligations of the Company, in accordance with the terms of the Notes and this Indenture, have been done and performed, and the execution of this Indenture and the issue hereunder of the Notes have in all respects been duly authorized;

NOW, THEREFORE, THIS INDENTURE WITNESSETH, for and in consideration of the premises and the purchases of the Notes by the Holders thereof, it is mutually agreed, for the benefit of each other and the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:

Article 1

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 1.01 Definitions and References.

The terms defined in this Section 1.01 (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.01. The words “herein”, “hereof”, “hereunder” and words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other Subdivision. The word “or” is not exclusive and the word “including” means including without limitation. The terms defined in this Article include the plural as well as the singular. References to any Article, Section, Schedule or Exhibit are to this Indenture except as herein otherwise expressly provided.

“Act” has the meaning specified in Section 1.03.

“Additional Interest” means all amounts, if any, payable by the Company pursuant to Section 5.03.

“Additional Restricted Ownership Person” has the meaning specified in Section 3.01(c).

“Additional Shares” has the meaning specified in Section 3.06(a).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agent Members” has the meaning specified in Section 2.06(b).

“Agent” means any Paying Agent, Registrar, Conversion Agent, or any other agent appointed pursuant to this Indenture.

“Anti-Dilution Adjustment” means any equitable adjustment to the Conversion Rate pursuant to Sections 3.04(a) through (f).

“Applicable Procedures” means, with respect to any matter at any time, the policies and procedures of a Depositary, if any, that are applicable to such matter at such time.

“As-Adjusted Coupon Make-Whole Conversion Rate” means the Conversion Rate applicable to a conversion during a Make-Whole Fundamental Change Conversion Period, as potentially increased pursuant to Section 3.07.

“As-Adjusted Table Make-Whole Conversion Rate” means the Conversion Rate applicable to a conversion during a Make-Whole Fundamental Change Conversion Period, as potentially increased by the Additional Shares determined pursuant to the table set forth in Section 3.06(a).

“Authenticating Agent” means any Person authorized by the Trustee to act on behalf of the Trustee to authenticate Notes.

“Average Price” has the meaning specified in Section 3.04(g).

“Bankruptcy Law” means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state law or foreign law relating to bankruptcy, insolvency, receivership, winding up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

“Board of Directors” means either the board of directors of the Company or any duly authorized committee of that board.

“Board Resolution” when used with reference to the Company means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Combination Event” has the meaning specified in Section 8.01.

“Business Day” means any day other than (x) a Saturday, (y) a Sunday or (z) a day on which state or federally chartered banking institutions in New York, New York or the place of payment are generally authorized or required by law, regulation or executive order to close.

“Capitalized Leases” shall mean, as applied to any Person, all leases of property that have been or should be, in accordance with IFRS, recorded as capitalized leases on the balance sheet of such Person or any of its Subsidiaries, on a consolidated basis; provided, that for all purposes hereunder the amount of obligations under any Capitalized Lease shall be the amount thereof accounted for as a liability on the balance sheet (excluding the footnotes thereto) of such Person in accordance with IFRS.

“Cash Equivalents” means, as of any date of determination, (a) marketable securities issued or directly and unconditionally guaranteed as to interest and principal by the United States government or any agency or instrumentality thereof having maturities of not more than one year from such date and, in each case, not subject to any trading restriction, (b) marketable securities issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one year from such date and, at the time of acquisition thereof, having a credit rating of at least A-1 from S&P or at least P-1 from Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such securities, then an equivalent rating from another nationally recognized statistical rating organization), (c) commercial paper or corporate debt obligations maturing within one year from the date of acquisition thereof, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States or any state thereof and, at the time of acquisition thereof, having a credit rating of at least A-1 from S&P or at least P-1 from Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such securities, then an equivalent rating from another nationally recognized statistical rating organization), (d) certificates of deposit or bankers’ acceptances maturing within one year from such date and issued or accepted by any bank organized under the laws of the United States or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $500,000,000, (e) deposit accounts maintained with any bank that satisfies the criteria set forth in clause (d) above, (f) repurchase agreements having a term of not more than 30 days and fully secured by securities described in clause (a) above with banks described in clause (d) above, and (g) money market funds substantially all of whose assets are invested in the types of assets described in clauses (a) through (f) above.

“Capital Stock” means, for any Person, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) the equity of such Person, but excluding any debt securities convertible into such equity.

“Change of Control” means an event that will be deemed to have occurred at the time, after the first date of original issuance for the Notes, any of the following occurs:

(i)	any “person” or “group” (within the meaning of Section 13(d) of the Exchange Act) is or becomes the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of the Company’s Common Equity representing 50% or more of the total voting power of the Company’s Common Equity, or has the power, directly or indirectly, to elect a majority of the members of the Board of Directors;

(ii)	the consummation of (x) any sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person, other than solely to one or more of the Company’s Wholly Owned Subsidiaries; or (y) any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition, liquidation or otherwise) all of the Common Stock is exchanged for, converted into, acquired for, or constitutes solely the right to receive, other securities, cash or other property; provided, however, that any merger, consolidation, share exchange or combination of the Company pursuant to which the Persons that directly or indirectly “beneficially owned” (as defined in Rule 13d-3 under the Exchange Act) all classes of the Company’s Common Equity immediately before such transaction directly or indirectly “beneficially own,” immediately after such transaction, more than 50% of all classes of Common Equity of the surviving, continuing or acquiring company or other transferee, as applicable, or the parent thereof, in substantially the same proportions vis-à-vis each other as immediately before such transaction will be deemed not to be a Change of Control pursuant to this clause (ii); provided, further, that any reclassification of the Common Stock to be the single class of the Company’s Common Equity (in a dual class collapse), so long as such surviving Common Stock is the only class of the Company’s Common Equity with any issued and outstanding shares of Common Stock after such reclassification, will be deemed not to be a Change of Control pursuant to this clause (ii); or

(iii)	the holders of the Company’s Capital Stock approve any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with this Indenture).

If any transaction in which the Common Stock is replaced by the Reference Property comprised of securities of another entity occurs, following completion of any related Fundamental Change Repurchase Date, references to the Company in this definition of “Change of Control” will apply to such other entity instead.

“Clause A Distribution” has the meaning specified in Section 3.04(c).

“Clause B Distribution” has the meaning specified in Section 3.04(c).

“Clause C Distribution” has the meaning specified in Section 3.04(c).

“Close of Business” means 5:00 p.m., New York City time.

“Closing Sale Price” of the Common Stock for any day, as determined by the Company, means the closing sale price per share (or, if no closing sale price is reported, the average of the last bid and last ask prices or, if more than one in either case, the average of the average last bid and the average last ask prices) at 4:00 p.m. New York City time on that day as reported in composite transactions for the Exchange, or if the Common Stock is not listed on the Exchange, the principal U.S. national or regional securities exchange on which the Common Stock is listed for trading or, if the Common Stock is not listed on a U.S. national or regional securities exchange, as reported by OTC Markets Group Inc. at 4:00 p.m. New York City time on such date (or in either case the then-standard closing time for regular trading on the relevant exchange or trading system). If the closing sale price of the Common Stock is not so reported, the “Closing Sale Price” will be the average of the mid-point of the last bid and last ask prices for the Common Stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by the Company for this purpose.

“Commission” means the U.S. Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

“Common Equity” of any Person means the Capital Stock of such Person that is generally entitled (a) to vote in the election of directors of such Person or (b) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

“Common Stock” means the ordinary shares, par value $0.001, of the Company authorized at the date of this instrument as originally executed or shares of any class or classes of ordinary shares resulting from any reclassification or reclassifications thereof; provided, however, that if at any time there shall be more than one such resulting class, the shares so issuable on conversion of Notes shall include shares of all such classes, and the shares of each such class then so issuable shall be substantially in the proportion which the total number of shares of such class resulting from all such reclassifications bears to the total number of shares of all such classes resulting from all such reclassifications.

“Company” has the meaning specified in the first paragraph of this Indenture, and subject to the provisions of Article 9, shall include its successors and assigns.

“Company Order” means a written request or order signed in the name of the Company by one of its Officers, and delivered to the Trustee.

“Conversion Agent” has the meaning specified in Section 4.02.

“Conversion Date” has the meaning specified in Section 3.02(b).

“Conversion Notice” has the meaning specified in Section 3.02(b).

“Conversion Price” means, in respect of each Note, as of any date, $1,000 divided by the Conversion Rate in effect on such date; provided, however, that in no event will the Conversion Price be less than the Reset Floor (subject to equitable adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock).

“Conversion Rate” means, initially 39.2425 shares of Common Stock (subject to equitable adjustment as provided in Section 3.04 and, if applicable, Section 3.06) per $1,000 of the sum of the principal amount of Notes plus accrued and unpaid interest on such Notes; provided however, that in no event will the Conversion Rate, after adjustment as provided in Section 3.04 or Section 3.06, be more than 125.0000 (subject to equitable adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock); provided, further, that the foregoing maximum Conversion Rate shall not apply to or limit the number of Additional Shares deliverable pursuant to Section 3.06 or the number of additional shares of Common Stock deliverable pursuant to Section 3.07, and any such Additional Shares or additional shares in excess of the maximum Conversion Rate shall be delivered to the converting Holder as additional consideration in connection with the applicable conversion, and if the Conversion Price is reset pursuant to Section 3.04(g), the Conversion Rate will be adjusted to equal $1,000 divided by the Conversion Price.

“Conversion Value” means, with respect to any Note as of any date of determination, the product of (i) the Conversion Rate in effect on such date and (ii) the Closing Sale Price of the Common Stock on such date.

“Corporate Trust Office” means, with respect to the office of the Trustee, the designated corporate trust office of the Trustee, at which at any particular time this Indenture shall be principally administered, which office at the date hereof is located at West Side Flats, 60 Livingston Avenue, Saint Paul, MN 55107, Attn: B. Bonfig (Gorilla Technology Group Inc. Series B Notes Administrator) or such other address in the continental United States as the Trustee may designate from time to time by notice to the Holders and the Company, or the corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Company).

“Corporation” means a corporation, association, joint stock company, limited liability company or business trust.

“Custodian” means the Trustee, as custodian for the Depositary with respect to the Notes (so long as the Notes constitute Global Notes), or any successor entity.

“Daily VWAP” for the Common Stock (or any security that is part of the Reference Property), in respect of any VWAP Trading Day, means the per share volume-weighted average price of the Common Stock (or other security) as displayed under the heading “Bloomberg VWAP” on Bloomberg Page “GRRR Equity AQR” (or its equivalent successor if such page is not available, or the Bloomberg Page for any security that is part of the Reference Property, if applicable) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such VWAP Trading Day or, if such volume-weighted average price is unavailable (or the Reference Property is not a security), the market value of one share of the Common Stock (or other Reference Property) on such VWAP Trading Day as determined in good faith by the Board of Directors or a duly authorized committee thereof in a commercially reasonable manner, using a volume-weighted average price method (unless the Reference Property is not a security). The “Daily VWAP” will be determined without regard to after-hours trading or any other trading outside the regular trading session.

“De-Legending Deadline Date” means, with respect to any Note, the fifteenth (15th) day after the Free Trade Date of such Note; provided, however, that if the De-Legending Deadline Date determined as aforesaid would be after a Regular Record Date and before the fifth (5th) Business Day immediately after the next Interest Payment Date, then the De-Legending Deadline Date for such Note will instead be the fifth (5th) Business Day immediately after such Interest Payment Date.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Depositary” means, with respect to the Notes issuable or issued in the form of a Global Note, the Person designated as Depositary by the Company until a successor Depositary shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Depositary” shall mean or include each Person who is then a Depositary hereunder. The Company has appointed The Depository Trust Company as the initial Depositary for the Global Notes.

“Disqualified Capital Stock” of any Person means any class of Capital Stock of such Person that, by its terms, or by the terms of any related agreement or of any security into which it is convertible, puttable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed by such Person, whether or not at the option of the holder thereof, or matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, in whole or in part, on or prior to the date which is 91 days after the final maturity date of the Notes; provided, however, that any class of Capital Stock of such Person that, by its terms, authorizes such Person to satisfy in full its obligations with respect to the payment of dividends or upon maturity, redemption (pursuant to a sinking fund or otherwise) or repurchase thereof or otherwise by the delivery of Capital Stock that are not Disqualified Capital Stock, and that is not convertible, puttable or exchangeable for Disqualified Capital Stock or Indebtedness, will not be deemed to be Disqualified Capital Stock so long as such Person satisfies its obligations with respect thereto solely by the delivery of Capital Stock that are not Disqualified Capital Stock.

“Dollar” or “$” means a dollar or other equivalent unit in such coin or currency of the U.S. that is legal tender for the payment of public and private debts at the time of payment.

“Effective Date” means, with respect to a Fundamental Change, the date such Fundamental Change occurs or becomes effective.

“Event of Default” has the meaning specified in Section 5.01.

“Ex-Dividend Date” means, except to the extent otherwise provided under Section 3.04(c), the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Company or, if applicable, from the seller of the Common Stock on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

“Excess Conversion Amount” has the meaning specified in Section 3.01(c)(ii).

“Exchange” means The Nasdaq Capital Market or its successor.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Form of Assignment and Transfer” means the “Form of Assignment and Transfer” attached as Attachment 2 to the Form of Note attached hereto as Exhibit A.

“Form of Fundamental Change Repurchase Notice” means the “Form of Fundamental Change Repurchase Notice” attached as Attachment 4 to the Form of Note attached hereto as Exhibit A.

“Form of Notice of Conversion” means the “Form of Notice of Conversion” attached as Attachment 1 to the Form of Note attached hereto as Exhibit A.

“Free Trade Date” means, with respect to any Note, the date that is one (1) year after the Issue Date of such Note.

“Freely Tradable” means, with respect to any Notes or any shares of Common Stock issuable upon conversion of any Notes, that such Notes or such shares, as the case may be, are (a) registered on an effective registration statement and/or (b) eligible to be sold by a Person who is not an affiliate of the Company (within the meaning of Rule 144) and has not been an affiliate of the Company (within the meaning of Rule 144) during the immediately preceding 90 days without any volume or manner of sale restrictions under the Securities Act; provided, that from and after the Free Trade Date of such Note, such Note will not be “Freely Tradable” unless such Note (x) is not identified by a “restricted” CUSIP or ISIN number; and (y) is not represented by any certificate that bears the Restricted Notes Legend. For the avoidance of doubt, whether a Note is deemed to be identified by a “restricted” CUSIP or ISIN number or to bear the Restricted Notes Legend is subject to Section 2.16.

“Fundamental Change” means the occurrence of a Change of Control or a Termination of Trading. Any event, transaction or series of related transactions described under both clause (i) and clause (ii) of the definition of Change of Control (without giving effect to the provisos in clause (ii) of the definition of Change of Control) shall be deemed to occur solely pursuant to clause (ii) of the definition of Change of Control (subject to such provisos).

“Fundamental Change Company Notice” has the meaning specified in Section 11.01(c).

“Fundamental Change Repurchase Date” has the meaning specified in Section 11.01(a).

“Fundamental Change Repurchase Notice” has the meaning specified in Section 11.01(b)(i).

“Fundamental Change Repurchase Price” has the meaning specified in Section 11.01(a).

“Global Note” means a Note evidencing all or part of a series of Notes, issued to the Depositary for such series or its nominee, and registered in the name of such Depositary or nominee issued in minimum denominations of $1,000.00 principal amount and integral multiples of $1,000.00 in excess thereof.

“Governmental Authority” means any nation or government, any state, province or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank) and any group or body charged with setting financing accounting or regulatory capital rules or standards (including, without limitation, the Financial Accounting Standards Board, the Bank for International Settlement or the Basel Committee on Banking Supervision or any successor or similar authority to any of the foregoing) and including, for the avoidance of doubt, the Council of Ministers of the European Union, the Financial Conduct Authority (acting in accordance with Part 6 of the Financial Services and Markets Act 2000 (UK)) and the Prudential Regulatory Authority.

“Holder” means the Person in whose name a Note is registered in the Register.

“IFRS” shall mean International Financial Reporting Standards as issued by the International Accounting Standards Board, in effect from time to time.

“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with IFRS:

(i)	all indebtedness of such Person for borrowed money and all indebtedness of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(ii)	the maximum amount (after giving effect to any prior drawings or reductions which may have been reimbursed) available under all letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds, performance bonds and similar instruments issued or created by or for the account of such Person;

(iii)	all obligations of such Person to pay the deferred purchase price of property or services, including earn-out obligations (other than (A) trade accounts payable in the ordinary course of business and (B) to the extent such obligation is not due at any time prior to the date that is six months after the Maturity Date, any earn-out obligation until such obligation becomes a liability on the balance sheet of such Person in accordance with IFRS);

(iv)	indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements and mortgage, industrial revenue bond, industrial development bond and similar financings), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

(v)	shall mean, on any date, in respect of any Capitalized Leases of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with IFRS; and

(vi)	all obligations of such Person in respect of Disqualified Capital Stock.

provided, that Indebtedness shall not include (A) prepaid or deferred revenue arising in the ordinary course of business, (B) purchase price holdbacks arising in the ordinary course of business in respect of a portion of the purchase price of an asset to satisfy warranties or other unperformed obligations of the seller of such asset and (C) endorsements of checks or drafts arising in the ordinary course of business.

“Indenture” means this Indenture as amended or supplemented from time to time.

“Indenture Documents” means this Indenture, the Notes, and any other instrument or agreement entered into, now or in the future, by the Company and, if necessary, the Trustee, on the other hand, in connection with the Indenture.

“Interest Payment Date” means, with respect to the payment of interest on the Notes, each June 15 and December 15 of each calendar year, beginning on the first such date that is at least 30 calendar days after the Issue Date and on the Maturity Date.

“Issue Date” means July 17, 2026.

“Lien” shall mean any mortgage, pledge, security interest, hypothecation, assignment for collateral purposes, lien (statutory or other) or similar encumbrance, and any easement, right-of-way, license, restriction (including zoning restrictions), defect, exception or irregularity in title or similar charge or encumbrance (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement or any lease in the nature thereof); provided, that in no event shall an operating lease entered into in the ordinary course of business or any precautionary UCC filings made pursuant thereto by an applicable lessor or lessee, be deemed to be a Lien.

“Make-Whole Fundamental Change” means a Fundamental Change, but without regard to the first and second provisos to clause (ii) of the definition of Change of Control.

“Make-Whole Amount” means the increase to the Conversion Rate resulting from the addition of Additional Shares pursuant to Section 3.06.

“Make-Whole Fundamental Change Conversion Period” means the period from, and including, the Make-Whole Fundamental Change Effective Date of such Make-Whole Fundamental Change to, and including, the thirty-fifth (35th) Trading Day after such Make-Whole Fundamental Change Effective Date (or, if such Make-Whole Fundamental Change also constitutes a Fundamental Change, to, but excluding, the related Fundamental Change Repurchase Date).

“Make-Whole Fundamental Change Effective Date” means the date on which such Make-Whole Fundamental Change occurs or becomes effective.

“Market Disruption Event” means, if the Common Stock is listed for trading on the Exchange or listed on another U.S. national or regional securities exchange, the occurrence or existence during the one-half hour period ending on the scheduled close of trading on any Scheduled Trading Day of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in the Common Stock or in any options, contracts or futures contracts relating to the Common Stock.

“Maturity Date” means June 15, 2031.

“Merger Event” has the meaning specified in Section 3.08(a).

“Non-Affiliate Legend” has the meaning specified in the Form of Note attached hereto as Exhibit A.

“Note” or “Notes” has the meaning specified in the first paragraph of the Recitals of this Indenture.

“Obligations” means (a) obligations of the Company from time to time to pay (and otherwise arising under or in respect of the due and punctual payment of) (i) principal, interest (including Additional Interest and interest accruing during the pendency of any bankruptcy, insolvency, reorganization or similar proceeding, regardless of whether allowed or allowable in such proceeding) and all other obligations of the Company under this Indenture, the Notes issued hereunder and the other Indenture Documents (including, without limitation, any applicable premium) when and as due, whether at maturity, by acceleration, upon one or more dates set for redemption or otherwise, and (ii) all other monetary obligations, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, reorganization or similar proceeding, regardless of whether allowed or allowable in such proceeding), of the Company under this Indenture and the other Indenture Documents, and (b) the due and punctual performance of all covenants, agreements, obligations and liabilities of the Company under or pursuant to this Indenture and the other Indenture Documents.

“Offer Expiration Date” has the meaning specified in Section 3.04(e).

“Officer” or “officer” shall mean, the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, a Vice President (whether or not designated by a number or word or words added before or after the title “Vice President”) or any Director of the Company.

“Officer’s Certificate” means a certificate signed by an Officer of the Company and delivered to the Trustee.

“Open of Business” means 9:00 a.m., New York City time.

“Opinion of Counsel” means a written opinion of counsel, who may be an employee of, or counsel for, the Company or an Affiliate of the Company, who is reasonably satisfactory to the Trustee.

“Outstanding” means, with respect to the Notes, any Notes authenticated by the Trustee except (i) Notes cancelled by it, (ii) Notes delivered to it for cancellation and (iii) (A) Notes replaced pursuant to Section 2.09 hereof, on and after the time such Note is replaced (unless the Trustee and the Company receive proof satisfactory to them that such Note is held by a protected purchaser), (B) Notes converted pursuant to Article 3, on and after their Conversion Date, (C) any and all Notes, the principal of which has become due and payable as of the Maturity Date, on a Fundamental Change Repurchase Date or otherwise and in respect of which the Paying Agent is holding, in accordance with this Indenture, money sufficient to pay or repurchase all of the Notes then to be paid or repurchased and (D) any and all Notes owned by the Company or any other obligor upon the Notes or any Affiliate of the Company or of such other obligor. In determining whether the Holders of the required principal amount of Notes have concurred in any request, demand, authorization, direction, notice, consent or waiver, Notes owned by the Company or any other obligor upon the Notes or any Affiliate of the Company will be considered as though not Outstanding, except that in determining whether the Trustee shall be protected in relying upon any request, demand, authorization, direction, notice, consent or waiver, only such Notes which a Responsible Officer of the Trustee actually knows to be so owned shall be disregarded.

“Paying Agent” means, initially, the Trustee or any Person authorized by the Company in the future to pay the principal amount of, any premium on, interest on or the Fundamental Change Repurchase Price of any Notes on behalf of the Company.

“Permitted Exchange” has the meaning specified in the definition of “Termination of Trading” under this Section 1.01.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization, Governmental Authority, or other government or any agency or political subdivision thereof.

“Physical Notes” means permanent, non-global certificated Notes in definitive, fully registered form issued in minimum denominations of $1,000.00 principal amount and integral multiples of $1,000.00 in excess thereof.

“Pre-Reset Conversion Price” has the meaning specified in Section 3.04(g).

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of Common Stock have the right to receive any cash, securities or other property or in which Common Stock (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of Common Stock entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or a duly authorized committee thereof, statute, contract or otherwise).

“Redemption Notice” means a notice of redemption delivered by the Company to the Holders pursuant to Section 9.04.

“Reference Property” has the meaning specified in Section 3.08(a).

“Register” and “Registrar” have the respective meanings specified in Section 2.06.

“Regular Record Date” means, with respect to any scheduled Interest Payment Date, June 1 (whether or not a Business Day) or December 1 (whether or not a Business Day), as the case may be, immediately preceding such Interest Payment Date.

“Relevant Distribution” has the meaning specified in Section 3.04(c).

“Reporting Event of Default” has the meaning specified in Section 5.03(a).

“Required Holders” means, as of any date of determination, the Holders of at least a majority in aggregate principal amount of the Notes then Outstanding.

“Reset Date” has the meaning specified in Section 3.04(g).

“Reset Event” means any reset of the Conversion Price pursuant to Section 3.04(g).

“Reset Floor” means $8.00 (subject to equitable adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock).

“Responsible Officer,” when used with respect to the Trustee, means any officer within the corporate trust department (or any other successor group of the Trustee), including any Vice President, Assistant Vice President, Assistant Secretary or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers who at the time shall be such officers, respectively, or any other officer to whom any corporate trust matter relating to this Indenture is referred because of his or her knowledge of and familiarity with the particular subject and who in each case shall have direct responsibility for the administration of this Indenture.

“Restricted Global Note” has the meaning specified in Section 2.08(b)(i).

“Restricted Note” has the meaning specified in Section 2.14(a)(i).

“Restricted Notes Legend” has the meaning specified in the Form of Note attached hereto as Exhibit A.

“Restricted Ownership Percentage” has the meaning specified in Section 3.01(c).

“Restricted Stock” has the meaning specified in Section 2.14(b)(i).

“Restricted Stock Legend” means a legend substantially in the form set forth in Exhibit B hereto.

“Rule 144” means Rule 144 under the Securities Act (including any successor rule thereto), as the same may be amended from time to time.

“Scheduled Trading Day” means any day that is scheduled to be a Trading Day on the principal U.S. national or regional securities exchange or market on which the Common Stock is listed for trading. If the Common Stock is not so listed, “Scheduled Trading Day” means a “Business Day.”

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Settlement Amount” has the meaning specified in Section 3.03(a).

“Significant Subsidiary” means, with respect to any Person at any given time, a Subsidiary of such person that would constitute a “significant subsidiary” as such term is defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as in effect on the Issue Date.

“Spin-Off” has the meaning specified in Section 3.04(c).

“Stock Interest” has the meaning specified in Section 2.13.

“Stock Price” has the following meaning for any Make-Whole Fundamental Change: (i) if the holders of Common Stock receive only cash in consideration for their shares of Common Stock in such Make-Whole Fundamental Change and such Make-Whole Fundamental Change is pursuant to clause (ii) of the definition of “Change of Control,” then the Stock Price is the amount of cash paid per share of Common Stock in such Make-Whole Fundamental Change; and (ii) in all other cases, the Stock Price is the average of the Closing Sale Prices per share of Common Stock for the five (5) consecutive Trading Days ending on, and including, the Trading Day immediately before the Make-Whole Fundamental Change Effective Date of such Make-Whole Fundamental Change.

“Subsidiary” of any Person means (a) any corporation, association or other business entity of which more than 50% of the outstanding total voting power ordinarily entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, trustees or other voting members of the governing body thereof is at the time owned or controlled, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries or (b) any partnership the sole general partner or the managing general partner of which is the Company or a Subsidiary of the Company or the only general partners of which are the Company or of one or more Subsidiaries of the Company (or any combination thereof).

“Successor Company” has the meaning specified in Section 8.01(a).

“Termination of Trading” means that the Common Stock (or other Reference Property into which the Notes are then convertible pursuant to the terms of this Indenture) are not listed for trading on any of the Exchange, The New York Stock Exchange, The Nasdaq Global Market or The Nasdaq Global Select Market (or any of their respective successors) (such exchanges or any of their respective successors, a “Permitted Exchange”).

“Trading Day” means a day on which (i) the Exchange or, if the Common Stock is not listed on the Exchange, the principal other U.S. national or regional securities exchange on which the Common Stock is then listed is open for trading or, if the Common Stock is not so listed, any Business Day and (ii) a Closing Sale Price for the Common Stock is available on such securities exchange or market. A “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then-standard closing time for regular trading on the relevant exchange or trading system.

“Trigger Event” has the meaning specified in Section 3.04(c).

“Trustee” means the Person named as the “Trustee” in the first paragraph of this Indenture in its capacity as such until a successor Trustee shall have become such pursuant to Section 10.11, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

“Unit of Reference Property” has the meaning specified in Section 3.07(a).

“Upward Average Price” has the meaning set forth in Section 3.04(g).

“Upward Reset Date” has the meaning specified in Section 3.04(g).

“U.S.” means the United States of America.

“Valuation Period” has the meaning specified in Section 3.04(c).

“VWAP Market Disruption Event” means (i) a failure by the primary exchange or quotation system on which the Common Stock trades or is quoted to open for trading during its regular trading session or (ii) the occurrence or existence for more than one half-hour period in the aggregate on any Scheduled Trading Day for the Common Stock of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the Exchange or otherwise) in the Common Stock or in any options, contracts or futures contracts relating to the Common Stock, and such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York City time) on such day.

“VWAP Trading Day” means a day on which (i) there is no VWAP Market Disruption Event and (ii) the Exchange or, if the Common Stock is not listed on the Exchange, the principal other U.S. national or regional securities exchange on which the Common Stock is then listed is open for trading or, if the Common Stock is not so listed, any Business Day. A “VWAP Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then-standard closing time for regular trading on the relevant exchange or trading system.

“Weighted Average Issuance Price” has the meaning specified in Section 3.04(f).

“Wholly Owned Subsidiary” of a Person means any Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) are owned by such Person or one or more Wholly Owned Subsidiaries of such Person.

Section 1.02 References to Interest.

Any reference to interest on, or in respect of, any Note in this Indenture shall be deemed to include Additional Interest, if, in such context, Additional Interest, is, was or would be payable pursuant hereto. Any express mention of the payment of Additional Interest in any provision hereof shall not be construed as excluding Additional Interest in those provisions hereof where such express mention is not made.

Section 1.03 Acts of Holders.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be made, given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of Notes, shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section 1.03.

(b) The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

(c) The amount of Notes held by any Person executing any such instrument or writings as the Holder thereof, the numbers of such Notes and the date of his holding the same may be proved by the production of such Notes or by a certificate executed, as depositary, by any trust company, bank, banker or member of a national securities exchange (wherever situated), if such certificate is in form satisfactory to the Trustee, showing that at the date therein mentioned such Person had on deposit with such depositary, or exhibited to it, the Notes therein described; or such facts may be proved by the certificate or affidavit of the Person executing such instrument or writing as the Holder thereof, if such certificate or affidavit is in form satisfactory to the Trustee. The Trustee and the Company may assume that such ownership of any Notes continues until (1) another certificate bearing a later date issued in respect of the same Notes is produced or (2) such Notes are produced by some other Person or (3) such Notes are no longer Outstanding.

(d) The fact and date of execution of any such instrument or writing and the amount and number of Notes held by the Person so executing such instrument or writing may also be proved in any other manner that the Trustee deems sufficient. The Trustee may in any instance require further proof with respect to any of the matters referred to in this Section 1.03.

(e) The principal amount (except as otherwise contemplated in clause (ii) of the definition of “Outstanding”), serial numbers of Notes held by any Person and the date of holding the same shall be proved by the Register.

(f) Any request, demand, authorization, direction, notice, consent, election, waiver or other Act of the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Note.

(g) The Company may but shall not be obligated to set a record date for purposes of determining the identity of Holders of any Outstanding Notes entitled to vote or consent to any action by vote or consent authorized or permitted by Sections 5.02, 5.04, 5.05, 5.06, 7.02 or 10.10. Such record date shall be not less than 10 nor more than 60 days prior to the first solicitation of such consent or the date of the most recent list of Holders of such Notes furnished to the Trustee pursuant to Section 4.13 prior to such solicitation.

(h) If the Company solicits from Holders any request, demand, authorization, direction, notice, consent, election, waiver or other Act, the Company may, at its option, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, election, waiver or other Act, but the Company shall have no obligation to do so. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, election, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on the record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of the Outstanding Notes have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, election, waiver or other Act, and for that purpose the Outstanding Notes shall be computed as of the record date; provided that no such authorization, agreement or consent by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than six months after the record date.

Article 2

THE NOTES

Section 2.01 Title and Terms; Payments.

The aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is $125,000,000, except for Notes authenticated and delivered upon registration or transfer of, or in exchange for other Notes pursuant to Sections 2.05, 2.06, 2.07, 2.09 or 3.02(d).

The Notes shall be known and designated as the “7.50% Senior Unsecured Convertible Notes, Series B due 2031” of the Company. The principal amount shall be payable on the Maturity Date unless no longer Outstanding because earlier purchased or converted in accordance with this Indenture.

The Notes shall initially be delivered on the Issue Date in the form of Global Notes. The principal amount of Physical Notes shall be payable in U.S. dollars at the Corporate Trust Office and at any other office or agency maintained by the Company for such purpose. Interest on Physical Notes will be payable (i) to Holders holding Physical Notes having an aggregate principal amount of $1,000,000 or less of Notes, by check mailed to such Holders at the address set forth in the Register, and (ii) to Holders holding Physical Notes having an aggregate principal amount of more than $1,000,000 of Notes, either by check mailed to such Holders or, upon written application by a Holder to the Company and Paying Agent by (x) with respect to the payment of any interest due on an Interest Payment Date, the immediately preceding Regular Record Date; (y) with respect to any cash conversion consideration, the relevant Conversion Date; and (z) with respect to any other payment, the date that fifteen (15) calendar days immediately before the date such payment is due by wire transfer in immediately available funds to such Holder’s account within the U.S. if such Holder has provided the Trustee or the Paying Agent with an application containing the requisite information necessary to make such wire transfer, which application shall remain in effect until the Holder notifies the Paying Agent to the contrary in writing. The Company will pay or cause the Trustee or the Paying Agent to pay principal of Global Notes in U.S. dollars and immediately available funds to the Depositary or its nominee, as the case may be, as the registered Holder of such Global Note, on each Interest Payment Date, Fundamental Change Repurchase Date, the Maturity Date or other payment date, as the case may be.

Section 2.02 Ranking.

The Notes constitute direct senior unsecured obligations of the Company.

Section 2.03 Denominations.

The Notes shall be issuable only in registered form without coupons and in minimum denominations of $1,000.00 and any integral multiple of $1,000.00 in excess thereof.

Section 2.04 Execution, Authentication, Delivery and Dating.

The Notes shall be executed on behalf of the Company by one of its Officers.

Notes bearing the electronic, manual or facsimile signatures of individuals who were at any time Officers of the Company shall bind the Company, notwithstanding that such individual has ceased to hold such office prior to the authentication and delivery of such Notes or did not hold such office at the date of such Notes.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Notes executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes. The Company Order shall specify the amount of Notes to be authenticated, and shall further specify the amount of such Notes to be issued as one or more Global Notes or as one or more Physical Notes. The Trustee in accordance with such Company Order shall authenticate and deliver such Notes as provided in this Indenture and not otherwise.

Each Note shall be dated the date of its authentication.

No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for herein executed by an authorized signatory of the Trustee by manual signature, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder.

Section 2.05 Temporary Notes.

Pending the preparation of Physical Notes, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver, temporary Notes that are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the Physical Notes in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the Officer executing such Notes may determine, as evidenced by such Officer’s execution of such Notes; provided that any such temporary Notes shall bear legends on the face of such Notes as set forth in the Form of Note attached hereto as Exhibit A and/or Sections 2.09 and 2.14.

After the preparation of Physical Notes, the temporary Notes shall be exchangeable for Physical Notes upon surrender of the temporary Notes at any office or agency of the Company designated pursuant to Section 4.02, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Notes, the Company shall execute, and the Trustee shall, upon receipt of a Company Order, authenticate and deliver, in exchange therefor a like principal amount of Physical Notes of authorized denominations. Until so exchanged, the temporary Notes shall in all respects be entitled to the same benefits under this Indenture as Physical Notes.

Section 2.06 Registration; Registration of Transfer and Exchange.

(a) The Company shall cause to be kept at the applicable Corporate Trust Office of the Trustee in the continental United States a register (the register maintained in such office and in any other office or agency designated pursuant to Section 4.02 being herein sometimes collectively referred to as the “Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration and transfer of Notes. The Trustee is hereby appointed registrar (the “Registrar”) for the purpose of registering the transfer and exchange of the Notes as herein provided.

(i) Upon surrender for registration of transfer of any Note at an office or agency of the Company designated pursuant to Section 5.02 for such purpose, the Company shall execute, and upon receipt of a Company Order the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of any authorized denomination and of a like aggregate principal amount and tenor, each such Note bearing such restrictive legends as may be required by this Indenture (including the Form of Note attached hereto as Exhibit A and Sections 2.09 and 2.14).

(ii) At the option of the Holder, and subject to the other provisions of Sections 2.09 and 2.14, Notes may be exchanged for other Notes of any authorized denomination and of a like aggregate principal amount and tenor, upon surrender of the Notes to be exchanged at such office or agency. Whenever any Notes are so surrendered for exchange, the Company shall execute, and the Trustee shall, upon receipt of a Company Order, authenticate and deliver, the Notes which the Holder making the exchange is entitled to receive.

(iii) All Notes issued upon any registration of transfer or exchange of Notes shall be the valid obligations of the Company evidencing the same debt, and entitled to the same benefits under this Indenture as the Notes surrendered upon such registration of transfer or exchange.

(iv) Every Note presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Registrar duly executed, by the Holder thereof or his attorney duly authorized in writing. As a condition to the registration of transfer of any Restricted Notes, the Company or the Trustee may require evidence satisfactory to them as to the compliance with the restrictions set forth in the legend on such Notes.

(v) No service charge shall be made for any registration of transfer or exchange of Notes, but the Company and the Registrar may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Notes, other than exchanges pursuant to Section 2.09 not involving any transfer.

(vi) Neither the Company nor the Registrar shall be required to exchange or register a transfer of any Note in the circumstances set forth in Section 2.09(a)(iv).

(b) Neither any members of, or participants in, the Depositary (collectively, the “Agent Members”) nor any other Persons on whose behalf any Agent Member may act shall have any rights under this Indenture with respect to any Global Note registered in the name of the Depositary or any nominee thereof, or under any such Global Note, and the Depositary or such nominee, as the case may be, may be treated by the Company, the Trustee, the Agents and any of their respective agents as the absolute owner and Holder of such Global Note for all purposes whatsoever. Neither the Trustee nor any Agent shall have any liability, responsibility or obligation to any Agent Members or any other Person on whose behalf Agent Members may act with respect to (i) any ownership interests in the Global Note, (ii) the accuracy of the records of the Depositary or its nominee, (iii) any notice required hereunder, (iv) any payments under or with respect to the Global Note or (v) actions taken or not taken by any Agent Members.

(c) Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee, any Agent or any of their respective agents from giving effect to any written certification, proxy or other authorization furnished by the Depositary or such nominee, as the case may be, or impair, as between the Depositary, its Agent Members and any other Person on whose behalf an Agent Member may act, the operation of customary practices of such Persons governing the exercise of the rights of a Holder of any Note. The registered Holder of a Global Note may grant proxies and otherwise authorize any Person, including Agent Members and persons that may hold interests through Agent Members, to take any action that a Holder is entitled to take under this Indenture or the Notes.

Section 2.07 Mutilated, Destroyed, Lost and Stolen Notes.

If any mutilated Note is surrendered to the Trustee, the Company shall execute, and the Trustee shall, upon receipt of a Company Order, authenticate and deliver, in exchange therefor a new Note of like tenor and principal amount and bearing a number not contemporaneously outstanding. If there shall be delivered to the Company and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Note and (ii) such security or indemnity as may be required by the Trustee (to protect the Trustee) and the Company to save each of them and any agent of either of them harmless, then, in the absence of written notice to the Company or the Trustee that such Note has been acquired by a protected purchaser, the Company shall execute, and the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Note, a new Note of like tenor and principal amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Note has become due and payable, the Company in its discretion may, instead of issuing a new Note, pay such Note.

Upon the issuance of any new Note under this Section 2.07, the Company may require payment by the Holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Note issued pursuant to this Section 2.07 in lieu of any destroyed, lost or stolen Note shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Notes duly issued hereunder.

The provisions of this Section 2.09 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

Section 2.08 Persons Deemed Owners.

Subject to the rights of Holders as of the Regular Record Date to receive payments of interest on the related Interest Payment Date, prior to due presentment of a Note for registration of transfer, the Company, the Trustee, each Agent, and any of their respective agents may treat the Person in whose name such Note is registered in the Register as the owner of such Note for the purpose of receiving payment of the principal of such Note and for all other purposes whatsoever, whether or not such Note be overdue, and neither the Company, the Trustee, the Agents nor any of their respective agents shall be affected by notice to the contrary.

Section 2.09 Transfer and Exchange.

(a) Provisions Applicable to All Transfers and Exchanges.

(i) Subject to the restrictions set forth in this Section 2.09, Physical Notes and beneficial interests in Global Notes may be transferred or exchanged from time to time as desired, and each such transfer or exchange will be noted by the Registrar in the Register.

(ii) All Notes issued upon any registration of transfer or exchange in accordance with this Indenture will be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture as the Notes surrendered upon such registration of transfer or exchange.

(iii) No service charge will be imposed on any Holder of a Physical Note or any owner of a beneficial interest in a Global Note for any exchange or registration of transfer, but each of the Company, the Trustee or the Registrar may require such Holder or owner of a beneficial interest to pay a sum sufficient to cover any transfer tax, assessment or other governmental charge imposed in connection with such registration of transfer or exchange.

(iv) Unless the Company and the Trustee specifies otherwise, none of the Company, the Trustee, the Registrar or any co-Registrar will be required to exchange or register a transfer of any Note (A) that has been surrendered for conversion; or (B) that is subject to a Fundamental Change Repurchase Notice validly delivered, and not withdrawn pursuant to Section 13.01(b), in each case, except to the extent any portion of such Note is not subject to the foregoing.

(v) Neither the Trustee nor any Agent will have any obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depositary participants or beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

(b) In General; Transfer and Exchange of Beneficial Interests in Global Notes. So long as the Notes are eligible for book-entry settlement with the Depositary, unless otherwise required by law or by Section 2.09(c):

(i) all Notes will be represented by one or more Global Notes;

(ii) every transfer and exchange of a beneficial interest in a Global Note will be effected through the Depositary in accordance with the Applicable Procedures and the provisions of this Indenture (including the restrictions on transfer set forth in Section 2.14); and

(iii) each Global Note may be transferred only as a whole and only (A) by the Depositary to a nominee of the Depositary, (B) by a nominee of the Depositary to the Depositary or to another nominee of the Depositary or (C) by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

(c) Transfer and Exchange of Global Notes for Physical Notes.

(i) Notwithstanding any other provision of this Indenture, each Global Note will be exchanged for Physical Notes if the Depositary delivers notice to the Company that:

(A)	the Depositary is unwilling or unable to continue to act as Depositary; or

(B)	the Depositary is no longer registered as a clearing agency under the Exchange Act or is otherwise no longer permitted under applicable law to continue as Depositary for such Global Note;

and, in each case, the Company promptly delivers a copy of such notice to the Trustee and the Company fails to appoint a successor Depositary within 90 days after receiving notice from the Depositary.

In each such case, the Company will, in accordance with Section 2.04, promptly execute, and, upon receipt of a Company Order, the Trustee will, in accordance with Section 2.04, promptly authenticate and deliver, for each beneficial interest in each Global Note so exchanged, an aggregate principal amount of Physical Notes equal to the aggregate principal amount of such beneficial interest, registered in such names and in such authorized denominations as the Depositary specifies, and bearing any legends that such Physical Notes are required to bear under Section 2.14.

(ii) In addition, if an Event of Default has occurred with regard to the Notes represented by the relevant Global Note and such Event of Default has not been cured or waived, any owner of a beneficial interest in a Global Note may deliver a written request through the Depositary to exchange such beneficial interest for Physical Notes.

In such case, (A) the Registrar will deliver notice of such request to the Company and the Trustee, which notice will identify the aggregate principal amount of such beneficial interest and the CUSIP of the relevant Global Note; (B) the Company will, in accordance with Section 2.04, promptly execute, and, upon receipt of a Company Order, the Trustee, in accordance with Section 2.04, will promptly authenticate and deliver, to such owner, for the beneficial interest so exchanged by such owner, Physical Notes registered in such owner’s name having an aggregate principal amount equal to the aggregate principal amount of such beneficial interest as the Depositary specifies, and bearing any legends that such Physical Notes are required to bear under Section 2.14; and (C) the Trustee, in accordance with the Applicable Procedures, will cause the principal amount of such Global Note to be decreased by the aggregate principal amount of the beneficial interest so exchanged. If all of the beneficial interests in a Global Note are so exchanged, such Global Note will be deemed surrendered to the Trustee for cancellation, and the Trustee will cause such Global Note to be cancelled in accordance with the Trustee’s customary procedures and the Applicable Procedures.

(d) Transfer and Exchange of Physical Notes.

(i) If Physical Notes are issued, a Holder may transfer a Physical Note by: (A) surrendering such Physical Note for registration of transfer to the Registrar, together with any endorsements or instruments of transfer required by any of the Company, the Trustee or the Registrar; (B) if such Physical Note is a Restricted Note, delivering any documentation required by Section 2.14; and (C) satisfying all other requirements for such transfer set forth in this Section 2.09. Upon the satisfaction of conditions (A), (B) and (C) of the immediately preceding sentence, the Company, in accordance with Section 2.04, will promptly execute and deliver to the Trustee, and the Trustee, upon receipt of a Company Order, will, in accordance with Section 2.04, promptly authenticate and deliver, in the name of the designated transferee or transferees, one or more new Physical Notes, of any authorized denomination, having like aggregate principal amount and bearing any legends that such Physical Notes are required to bear under Section 2.14.

(ii) If Physical Notes are issued, a Holder may exchange a Physical Note for other Physical Notes of any authorized denominations and aggregate principal amount equal to the aggregate principal amount of the Notes to be exchanged by surrendering such Notes, together with any endorsements or instruments of transfer required by any of the Company, the Trustee or the Registrar, at any office or agency maintained by the Company for such purposes pursuant to Section 5.02. Whenever a Holder surrenders Notes for exchange, the Company, in accordance with Section 2.04, will promptly execute and deliver to the Trustee, and the Trustee, upon receipt of a Company Order and in accordance with Section 2.04, will promptly authenticate and deliver the Notes that such Holder is entitled to receive, bearing registration numbers not contemporaneously outstanding and any legends that such Physical Notes are required to bear under Section 2.14.

(iii) Subject to Section 2.01 herein, if Physical Notes are issued, a Holder may transfer or exchange a Physical Note for a beneficial interest in a Global Note by (A) surrendering such Physical Note for registration of transfer or exchange, together with any endorsements or instruments of transfer required by any of the Company, the Trustee or the Registrar, at any office or agency maintained by the Company for such purposes pursuant to Section 4.02; (B) if such Physical Note is a Restricted Note, delivering any documentation required by Section 2.14; (C) satisfying all other requirements for such transfer set forth in this Section 2.09 and Section 2.14; (D) providing written instructions to the Trustee to make, or to direct the Registrar to make, an adjustment in its books and records with respect to the applicable Global Note to reflect an increase in the aggregate principal amount of the Notes represented by such Global Note, which instructions will contain information regarding the Depositary account to be credited with such increase and (E) complying with the Applicable Procedures to effect such transfer or exchange. Upon the satisfaction of conditions (A), (B), (C), (D) and (E) of the immediately preceding sentence, the Trustee will cancel such Physical Note in accordance with its customary procedures and cause, in accordance with the Applicable Procedures, the aggregate principal amount of Notes represented by such Global Note to be increased by the aggregate principal amount of such Physical Note, and will credit or cause to be credited the account of the Person specified in the instructions provided by the exchanging Holder in an amount equal to the aggregate principal amount of such Physical Note. If no Global Notes are then Outstanding, the Company, in accordance with Section 2.04, will promptly execute and deliver to the Trustee, and the Trustee, upon receipt of a Company Order and in accordance with Section 2.04, will authenticate, a new Global Note in the appropriate aggregate principal amount.

Section 2.10 Purchase of Notes; Cancellation.

The Company may, to the extent permitted by law, and directly or indirectly (regardless of whether such Notes are surrendered to the Company), purchase Notes in the open market or by tender offer at any price or by private agreement. The Company will cause any Notes so purchased (other than Notes purchased pursuant to cash-settled swaps or other cash-settled derivatives) to be surrendered to the Trustee for cancellation. For the avoidance of doubt, any such Notes purchased by the Company will be retired and no longer Outstanding hereunder.

The Company shall deliver to the Trustee for cancellation any Notes previously authenticated and delivered hereunder that the Company may have acquired in any manner whatsoever, and may deliver to the Trustee for cancellation any Notes previously authenticated hereunder which the Company has not issued and sold. Upon written request of the Company, the Trustee shall promptly cancel all Notes surrendered for registration of transfer, exchange, payment, purchase, repurchase, conversion or cancellation in accordance with its customary procedures and the Applicable Procedures (if applicable). If the Company shall acquire any of the Notes in any manner whatsoever, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Notes unless and until the same are delivered to the Trustee for cancellation. The Notes so acquired, while held by or on behalf of the Company or any of its Subsidiaries, shall not entitle the Holder thereof to convert the Notes. The Company may not issue new Notes to replace Notes it has paid in full or delivered to the Trustee for cancellation.

The Registrar shall retain, in accordance with its customary procedures, copies of all letters, notices and other written communications received pursuant to this Section 2.10. The Company shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable written notice to the Registrar.

Section 2.11 CUSIP Numbers.

In issuing the Notes, the Company may use “CUSIP” numbers (if then generally in use); provided that the Trustee shall have no liability for any defect in the CUSIP numbers as they appear on any Notes, notice, or elsewhere and any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice. The Company will promptly notify the Trustee in writing of any change in the “CUSIP” numbers.

Section 2.12 Payment and Computation of Interest.

The Notes will bear interest at a rate of 7.50% per annum until the Maturity Date, unless earlier purchased or converted in accordance with the provisions herein. Interest on the Notes will accrue from the most recent date on which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, the date of original issuance of such Notes. Interest will be paid to the Person in whose name a Note is registered at the Close of Business on the Regular Record Date immediately preceding the relevant Interest Payment Date semi-annually in arrears on each Interest Payment Date in connection with such semi-annual interest payment (or, in the case of an Interest Payment Date in connection with a voluntary conversion, the Holder converting its Notes or having its Notes redeemed, as applicable). Interest on the Notes shall be computed on the basis of a 360-day year composed of twelve 30-day months and, for partial months, on the basis of the number of days actually elapsed in a 30-day month.

Notwithstanding the foregoing, if the Conversion Date of a Note is after a Regular Record Date and before the next Interest Payment Date, then (i) the Holder of such Note at the Close of Business on such Regular Record Date will be entitled, notwithstanding such conversion (and, for the avoidance of doubt, notwithstanding anything set forth in the proviso to this sentence), to receive, on or, at the Company’s election, before such Interest Payment Date, the unpaid interest that would have accrued on such Note to, but excluding, such Interest Payment Date (assuming, solely for these purposes, that such Note remained outstanding through such Interest Payment Date); and (ii) the Holder surrendering such Note for conversion must deliver to the Conversion Agent, at the time of such surrender, an amount of cash equal to the amount of such interest referred to in clause (i) above; provided, however, that the Holder surrendering such Note for conversion need not deliver such cash (v) if such Conversion Date occurs after the Regular Record Date immediately before the Maturity Date; (w) if the Company has specified a Fundamental Change Repurchase Date that is after such Regular Record Date and on or before the Business Day immediately after such Interest Payment Date; (x) if the Company has issued a Redemption Notice specifying a redemption date that is after a Regular Record Date and on or before the Business Day immediately after such Interest Payment Date; (y) to the extent of any Additional Interest, overdue interest or interest that has accrued on any overdue interest, or (z) under the circumstances described in Section 3.07. For the avoidance of doubt, as a result of, and without limiting the generality of, the foregoing, if a Note is converted with a Conversion Date that is after the Regular Record Date immediately before the Maturity Date, then the Company will pay, as provided above, the interest that would have accrued on such Note to, but excluding, the Maturity Date. For the avoidance of doubt, if the Conversion Date of a Note to be converted is on an Interest Payment Date, then the Holder of such Note at the Close of Business on the Regular Record Date immediately before such Interest Payment Date will be entitled to receive, on such Interest Payment Date, the unpaid interest that has accrued on such Note to, but excluding, such Interest Payment Date, and such Note, when surrendered for conversion, need not be accompanied by any cash amount pursuant to the first sentence of this paragraph.

Unless the context otherwise requires, payments of the Fundamental Change Repurchase Price, principal and interest on any Note, in each case, that are not made when due will accrue interest per annum at the then-applicable interest rate from the required payment date.

The Company will pay Additional Interest under certain circumstances as provided in Section 5.03.

Each payment (including any payment made in connection with a repurchase upon a Fundamental Change) in cash by the Company on account of the principal of and interest on and premium, if any on the Notes, shall be applied to the applicable Notes pro rata according to the outstanding principal amount (subject to any adjustment needed to maintain the minimum denominations of the Notes). Except as expressly provided herein, all payments (including any payment made in connection with a repurchase upon a Fundamental Change) to be made by the Company on account of principal, interest, premium, if any, and fees shall be made without set off or counterclaim and all payments made in cash shall be made to the Trustee, in each case on or prior to 10:00 a.m., New York time, in U.S. Dollars and in immediately available funds.

Section 2.13 Method of Payment of Interest.

Other than in connection with a conversion pursuant to Article 3 below or as set forth in this Section 2.13, the Company shall pay all interest (including, for the avoidance of doubt, Additional Interest) due on the Notes in cash on the then outstanding principal amount of the Notes. Notwithstanding anything contrary in this Indenture, at the Company’s election, all interest (including, for the avoidance of doubt, Additional Interest) due on the Notes on any Interest Payment Date may be paid in shares of Common Stock rather than cash (“Stock Interest”). The Company shall provide Holders written notice (with a copy to the Trustee) of the Company’s election to issue Stock Interest in lieu of cash interest with respect to any Interest Payment Date no later than 30 days prior to the applicable Interest Payment Date. In the absence of a timely notice of Stock Interest, the interest due on the applicable Interest Payment Date shall be paid exclusively in cash. On any Interest Payment Date in which Stock Interest shall be paid in lieu of cash interest, the Company shall issue to each Holder a number of shares of Common Stock, rounded down to the nearest whole share of Common Stock, equal to (a) the dollar amount of cash interest payable to such Holder on such Interest Payment Date divided by (b) (i) 90% multiplied by (ii) the greater of (I) the average Daily VWAP for the five consecutive VWAP Trading Days ending on the VWAP Trading Day which is three (3) VWAP Trading Days immediately preceding the applicable Interest Payment Date and (II) the Reset Floor. In the event that (A) 90% multiplied by average Daily VWAP for the five consecutive VWAP Trading Days preceding the applicable Interest Payment Date multiplied by the number of shares of Common Stock issued pursuant to the foregoing sentence is less than (B) the dollar amount of cash interest payable to such Holder on such Interest Payment Date, then the Company shall make a cash interest payment equal to such difference. The Company will provide notice of the Stock Interest and cash interest payable to the Holders and the Trustee no less than 2 Business Days before the Interest Payment Date. Notwithstanding anything to the contrary elsewhere in this Indenture, the Company may only pay Stock Interest issued pursuant to this Section 2.13 if such Stock Interest is registered with the Commission for immediate resale on an appropriate registration statement.

Section 2.14 Transfer Restrictions.

(a) Restricted Notes.

(i) Every Note (and any security issued in exchange therefor or substitution thereof) that bears, or that is required under this Section 2.14 to bear, the Restricted Notes Legend will be deemed to be a “Restricted Note”. Each Restricted Note will be subject to the restrictions on transfer set forth in this Indenture (including in the Restricted Notes Legend) and will bear a restricted CUSIP number for the Notes unless the Company notifies the Trustee in writing that such restrictions on transfer are eliminated or otherwise waived by written consent of the Company, and each Holder of a Restricted Note, by such Holder’s acceptance of such Restricted Note, will be deemed to be bound by the restrictions on transfer applicable to such Restricted Note.

(ii) No transfer of any Restricted Note will be registered by the Registrar unless the transferring Holder delivers to the Trustee a completed notice substantially in the form of the Form of Assignment and Transfer.

(iii) Any Note (or security issued in exchange or substitution therefor) (x) as to which such restrictions on transfer shall have expired in accordance with their terms, (y) that has been transferred pursuant to a registration statement that has become effective or been declared effective under the Securities Act and that continues to be effective at the time of such transfer or (z) that has been sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, may, upon surrender of such Note for exchange to the Registrar in accordance with the provisions of this Section 2.14(a), be exchanged for a new Note or Notes, of like tenor and aggregate principal amount, which shall not bear the Restricted Notes Legend and shall not be assigned a restricted CUSIP number. The Company shall be entitled to instruct the Custodian in writing to so surrender any Global Note as to which any of the conditions set forth in clause (x) through (z) of the immediately preceding sentence have been satisfied, and, upon such instruction, the Custodian shall so surrender such Global Note for exchange; and any new Global Note so exchanged therefor shall not bear the Restricted Notes Legend and shall not be assigned a restricted CUSIP number. The Company shall promptly notify the Trustee in writing after a registration statement, if any, with respect to the Notes or any Common Stock issued upon conversion of the Notes has been declared effective under the Securities Act.

(iv) Any Note will bear the Restricted Notes Legend if at any time the Company determines that, to comply with applicable law, such Note must bear the Restricted Notes Legend and the Company notifies the Trustee in writing.

(b) Restricted Stock.

(i) Every share of Common Stock that bears, or that is required under this Section 2.14 to bear, the Restricted Stock Legend will be deemed to be “Restricted Stock”. Each share of Restricted Stock will be subject to the restrictions on transfer set forth in this Indenture (including in the Restricted Stock Legend) and will bear a restricted CUSIP number unless such restrictions on transfer are eliminated or otherwise waived by written consent of the Company, and each Holder of Restricted Stock, by such Holder’s acceptance of Restricted Stock, will be deemed to be bound by the restrictions on transfer applicable to such Restricted Stock.

(ii) Any such Common Stock (i) as to which such restrictions on transfer shall have expired in accordance with their terms, (ii) that has been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer or (iii) that has been sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, may, upon surrender of the certificates representing such shares of Common Stock for exchange in accordance with the procedures of the transfer agent for the Common Stock, be exchanged for a new certificate or certificates for a like aggregate number of shares of Common Stock, which shall not bear the Restricted Stock Legend.

(iii) Shares of Common Stock will be issued in book-entry form and will bear the Restricted Stock Legend at any time the Company reasonably determines that, to comply with applicable law, such shares of Common Stock must bear the Restricted Stock Legend.

(c) As used in this Section 2.14, the term “transfer” means any sale, pledge, transfer, loan, hypothecation or other disposition whatsoever of any Restricted Note, any interest therein or any Restricted Stock.

(d) All Notes, whether Global Notes or Physical Notes, are required to bear the Non-Affiliate Legend at all times.

Section 2.15 Expiration of Restrictions.

Any Physical Note (or any security issued in exchange or substitution therefor) that does not have a Restricted Notes Legend may be exchanged for a new Note or Notes of like tenor and aggregate principal amount that do not bear the Restricted Notes Legend required by Section 2.14. To exercise such right of exchange, the Holder of such Note must surrender such Note in accordance with the provisions of Section 2.09 and deliver any additional documentation required by this Indenture in connection with such exchange.

Section 2.16 Removal of Transfer Restrictions.

The Restricted Notes Legend affixed to any Note will be deemed, pursuant to this Section 2.16 and the footnote to such Restricted Notes Legend, to be removed therefrom upon the Company’s delivery to the Trustee of notice, signed on behalf of the Company by one (1) of its Officers, to such effect (and, for the avoidance of doubt, such notice need not be accompanied by an Officer’s Certificate or an Opinion of Counsel in order to be effective to cause such Restricted Notes Legend to be deemed to be removed from such Note). If such Note bears a “restricted” CUSIP or ISIN number at the time of such delivery, then, upon such delivery, such Note will be deemed, pursuant to this Section 2.16 and the footnotes to the CUSIP and ISIN numbers set forth on the face of the certificate representing such Note, to thereafter bear the “unrestricted” CUSIP and ISIN numbers identified in such footnotes; provided, however, that if such Note is a Global Note and the Depositary thereof requires a mandatory exchange or other procedure to cause such Global Note to be identified by “unrestricted” CUSIP and ISIN numbers in the facilities of such Depositary, then (i) the Company will effect such exchange or procedure as soon as reasonably practicable; and (ii) for purposes of the definition of Freely Tradable, such Global Note will not be deemed to be identified by “unrestricted” CUSIP and ISIN numbers until such time as such exchange or procedure is effected. The Company shall cause such notice to be delivered and if applicable, effect such exchange or procedure no later than the De-Legending Deadline Date.

Article 3

CONVERSION

Section 3.01 Right to Convert.

(a) Subject to and upon compliance with the provisions of this Indenture, each Holder shall have the right, at such Holder’s option, to convert all or any portion of its Notes plus accrued and unpaid interest on such Notes to, but excluding, the Conversion Date (if a portion, such that the principal amount of such Notes to be converted, plus accrued and unpaid interest on such Notes to, but excluding the Conversion Date, equals $1,000.00 or an integral multiple of $1,000.00) at the Conversion Rate into the Settlement Amount determined in accordance with Section 3.03(a)(ii) at any time until the Close of Business on the second Business Day immediately preceding the stated Maturity Date; provided that the portion of the principal amount of a Holder’s Notes, plus all accrued and unpaid interest on such Notes to, but excluding the Conversion Date, to be converted must be such that the principal amount of the Notes not converted equals $1,000.00 or an integral multiple of $1,000.00.

(b)           (i) If the Company elects to issue or distribute, as the case may be, to all or substantially all holders of the Common Stock (x) any rights, options or warrants entitling them to subscribe for or purchase, for a period expiring within 45 calendar days after the declaration date for such issuance, shares of the Common Stock, at a price per share that is less than the average of the Closing Sale Prices of the Common Stock for the 10 consecutive Trading-Day period ending on, and including, the Trading Day immediately preceding the declaration date for such issuance; or (y) cash, debt securities (or other evidence of indebtedness) or other assets or securities (excluding dividends or distributions in respect of which an adjustment to the Conversion Rate is made pursuant to Section 3.04(a)), which distribution has a per share value exceeding 10% of the Closing Sale Price of the Common Stock as of the Trading Day immediately preceding the declaration date for such distribution, then, in either case, the Company must deliver notice of such distribution, and of the Ex-Dividend Date for such distribution, to the Holders (with a copy to the Trustee and Conversion Agent) at least 30 Scheduled Trading Days prior to the Ex-Dividend Date for such distribution.

(ii) If a transaction or event that constitutes a Fundamental Change occurs, to the extent practicable, the Company shall give notice to Holders (with a copy to the Trustee and Conversion Agent) of the anticipated effective date for such transaction or event not more than 50 Scheduled Trading Days nor less than 30 Scheduled Trading Days prior to the anticipated effective date or, if the Company does not have knowledge of such transaction or event at least 30 Scheduled Trading Days prior to the anticipated effective date, within two Business Days of the date upon which the Company receives notice, or otherwise becomes aware of such transaction or event (but in no event later than the actual effective date of such transaction or event). Neither the Trustee nor the Conversion Agent shall have any obligation (x) to determine whether the condition described in this Section 3.01(b)(ii) has occurred or (y) to verify the Company’s determination regarding such condition.

(iii) If the Company is a party to a consolidation, merger or binding share exchange or a sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the Company’s property and assets that does not also constitute a Fundamental Change, in each case pursuant to which the Common Stock would be converted into cash, securities or other property, the Company shall notify Holders (with a copy to the Trustee and Conversion Agent) at least 30 Scheduled Trading Days prior to the anticipated effective date of such transaction. Neither the Trustee nor the Conversion Agent shall have any obligation (x) to determine whether the condition described in this Section 3.01(b)(iii) has occurred or (y) to verify the Company’s determination regarding such condition. For the avoidance of doubt, any references to Common Stock described in this Section 3.01, including those in Section 3.01(c), shall give effect to, among other things, the provisions of Section 3.07.

(c) Notwithstanding anything herein to the contrary:

(i) The Company shall not effect any conversion of a Note to Common Stock to the extent that, after giving effect to such conversion, ownership of shares of Common Stock owned by the Holder, or such Holder together with such Holder’s Affiliates, and any Persons acting as a group together with such Holder or any of such Holder’s Affiliates (any such person other than Holder, including any group of which Holder is a member, an “Additional Restricted Ownership Person”), would beneficially own in excess of the Restricted Ownership Percentage (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and any Additional Restricted Ownership Person shall include the number of shares of Common Stock issuable upon conversion of the sum of the principal amount of Notes plus accrued and unpaid interest on such Notes to, but excluding the Conversion Date with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted principal amount of Notes plus accrued and unpaid interest thereon or any Additional Restricted Ownership Person and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such Holder or any Additional Restricted Ownership Person. Except as set forth in the preceding sentence, for purposes of this Section 3.01(c), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(ii) To the extent that the limitation contained in this Section 3.01(c)(i) applies, the determination of whether the Notes are convertible (in relation to other securities owned by such Holder together with any Additional Restricted Ownership Person) and of how much principal amount of Notes (plus accrued and unpaid interest on such Notes to, but excluding the Conversion Date) are convertible shall be in the sole discretion of such Holder, and the submission of a Conversion Notice shall be deemed to be such Holder’s determination of whether the applicable Notes may be converted (in relation to other securities owned by such Holder together with any Additional Restricted Ownership Person) and how much principal amount of Notes (plus accrued and unpaid interest on such Notes to, but excluding the Conversion Date) are convertible, in each case, subject to the Restricted Ownership Percentage. To ensure compliance with this restriction and except as provided in the immediately following sentence, each Holder will be deemed to represent to the Company each time it delivers a Conversion Notice that, to its knowledge, such Conversion Notice has not violated the restrictions set forth in this paragraph and neither the Trustee nor the Conversion Agent shall have any obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 3.01(c), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (i) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Company or (iii) a more recent written notice by the Company or the transfer agent for the Company’s Common Stock setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including the Notes, by such Holder or its Additional Restricted Ownership Persons since the date as of which such number of outstanding shares of Common Stock was reported. Notwithstanding anything to the contrary in this Section 3.01(c), a Holder may submit a Conversion Notice with respect to a principal amount of Notes that, if settled solely in shares of Common Stock pursuant to Section 3.03(a), would result in such Holder, together with any Additional Restricted Ownership Person, beneficially owning shares of Common Stock in excess of the Restricted Ownership Percentage; provided that (A) such Conversion Notice prominently discloses on its face the principal amount of Notes (and the corresponding number of shares of Common Stock) that the Holder has determined cannot be settled in shares of Common Stock without exceeding the Restricted Ownership Percentage (the “Excess Conversion Amount”), (B) such Conversion Notice constitutes an irrevocable offer by the Holder to convert the Excess Conversion Amount on the condition, and only on the condition, that the Company elect, in its sole and absolute discretion, to settle the Excess Conversion Amount solely in cash pursuant to Section 3.03(c), and (C) the Company shall have the right, in its sole and absolute discretion and for any reason or no reason, to reject the Conversion Notice with respect to the Excess Conversion Amount by written notice to such Holder, the Trustee and the Conversion Agent delivered within five (5) Business Days after receipt of such Conversion Notice, in which case (1) the Conversion Notice shall be deemed automatically withdrawn solely with respect to the Excess Conversion Amount (and shall remain in full force and effect with respect to the balance, if any, of the principal amount of Notes specified therein that is convertible without exceeding the Restricted Ownership Percentage assuming physical settlement) and (2) no Conversion Date shall be deemed to have occurred with respect to such Excess Conversion Amount. Any Conversion Notice submitted in accordance with the immediately preceding sentence shall not be deemed to violate the restrictions set forth in this Section 3.01(c), and the deemed representation set forth in the second sentence of this Section 3.01(c)(ii) shall not apply with respect to the Excess Conversion Amount. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 3.01(c), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (i) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Company or (iii) a more recent written notice by the Company or the transfer agent for the Company’s Common Stock setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including the Notes, by such Holder or its Additional Restricted Ownership Persons since the date as of which such number of outstanding shares of Common Stock was reported.

(iii) The “Restricted Ownership Percentage” for each Holder shall initially be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Notes held by the applicable Holder. A Holder may (i) increase the Restricted Ownership Percentage applicable to its Notes upon not less than 61 days’ prior written notice to the Company, or (ii) decrease the Restricted Ownership Percentage applicable to its Notes effective immediately upon written notice to the Company; provided, however, that (x) no Holder shall be entitled to effect any increase in the Restricted Ownership Percentage applicable to its Notes if such Holder or any Additional Restricted Ownership Person has acquired beneficial ownership of Notes or any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein with the purpose or effect of changing or influencing the control of the Company and (y) (A) in the event the Restricted Ownership Percentage in effect is 4.99%, the Restricted Ownership Percentage shall in no event exceed 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Notes held by the applicable Holder; and (B) in the event the Restricted Ownership Percentage in effect is 9.99%, the Restricted Ownership Percentage shall in no event exceed 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Notes held by the applicable Holder. Any such increase will not be effective until the 61st day after such notice is delivered to the Company and any such increase or decrease shall only apply to such Holder and no other Holder.

(iv) Neither the Trustee nor the Conversion Agent shall have any obligation to monitor the ownership percentage (as to a particular Person or as to all Persons).

Section 3.02 Conversion Procedures.

(a) Each Physical Note shall be convertible at the office of the Conversion Agent and, if applicable, Global Notes shall be convertible in accordance with the Applicable Procedures.

(b) To exercise the conversion privilege with respect to a beneficial interest in a Global Note, the Holder must comply with the Applicable Procedures for converting a beneficial interest on a Global Note and pay any taxes or duties if required pursuant to Section 3.02(f), and the Conversion Agent must be informed of the conversion in accordance with the customary practice of the Depositary.

To exercise the conversion privilege with respect to any Physical Notes, the Holder of such Physical Notes shall:

(i) duly sign and complete a conversion notice in the form set forth in the Form of Notice of Conversion (the “Conversion Notice”) or a facsimile of the Conversion Notice;

(ii) deliver the Conversion Notice, which is irrevocable, and the Note to the Conversion Agent;

(iii) if required, furnish appropriate endorsements and transfer documents; and

(iv) if required, pay all transfer or similar taxes as set forth in Section 4.02(f).

(v) Subject to Section 2.12, if the Conversion Notice is being delivered on a date after the Close of Business on a Regular Record Date and prior to the Open of Business on the Interest Payment Date corresponding to such Regular Record Date, the Conversion Notice must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of the Note to be converted.

If, upon conversion of a Note, any shares of Common Stock are to be issued to a Person other than the Holder of such Note, the related Conversion Notice shall include such other Person’s name and address.

If a Note has been submitted for repurchase pursuant to a Fundamental Change Repurchase Notice, such Note may not be converted except to the extent such Note has been withdrawn by the Holder and is no longer submitted for repurchase pursuant to a Fundamental Change Repurchase Notice or unless such Fundamental Change Repurchase Notice is withdrawn in accordance with Section 11.02.

For any Note, the date on which the Holder of such Note satisfies all of the applicable requirements set forth above with respect to such Note shall be the “Conversion Date” with respect to such Note.

Each conversion shall be deemed to have been effected as to any such Notes (or portion thereof) surrendered for conversion immediately prior to the Close of Business on the applicable Conversion Date; provided, however, that except to the extent required by Section 3.04, the person in whose name any shares of Common Stock shall be issuable upon conversion shall be treated as a stockholder of record as of the Close of Business on the Conversion Date. For the avoidance of doubt, subject to the satisfaction by the Company of each of its obligations in connection with such conversion and any other conditions set forth in this Indenture, at the Close of Business on the Conversion Date for such conversion, the applicable Holder shall no longer be the Holder of the Notes so converted.

(c) Endorsement. Any Notes surrendered for conversion shall, unless shares of Common Stock issuable on conversion are to be issued in the same name as the registration of such Notes, be duly endorsed by, or be accompanied by instruments of transfer in form satisfactory to the Company duly executed by, the Holder or its duly authorized attorney.

(d) Physical Notes. If any Physical Notes in a denomination greater than $1,000.00 shall be surrendered for partial conversion, the Company shall execute and the Trustee shall authenticate and deliver to the Holder of the Physical Notes so surrendered, without charge, new Physical Notes in authorized denominations in an aggregate principal amount equal to the unconverted portion of the surrendered Physical Notes.

(e) Global Notes. Upon the conversion of a beneficial interest in Global Notes, the Conversion Agent shall make a notation in its records as to the reduction in the principal amount represented thereby. The Company shall notify the Trustee in writing of any conversions of Notes effected through any Conversion Agent other than the Trustee.

(f) Taxes Due upon Conversion. If a Note is converted, the Company will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of the Common Stock upon the conversion, unless the tax is due because the Holder requests that any shares be issued in a name other than the Holder’s name, in which case the Holder will pay that tax.

Section 3.03 Settlement Upon Conversion.

(a) Settlement. Subject to this Section 3.03 and Sections 3.01(c), 3.06 and 3.07, upon conversion of any Note, the Company shall deliver to Holders, in full satisfaction of its conversion obligation under Section 3.01, in respect of each $1,000 of the sum of the principal amount of Notes plus accrued and unpaid interest on such Notes to, but excluding the Conversion Date being converted, a Settlement Amount consisting solely of shares of Common Stock (together with cash in lieu of any fractional share of Common Stock pursuant to Section 3.03(b)).

(i) Settlement Amount. The shares of Common Stock in respect of any conversion of Notes (the “Settlement Amount”) shall be computed as follows: the Company shall deliver to the Holder of the Notes so converting, in respect of each $1,000 of the sum of the principal amount of its Notes, a number of shares of Common Stock equal to the applicable Conversion Rate, together with cash in lieu of any fractional shares of Common Stock pursuant to Section 3.03(b).

(ii) Delivery Obligation. The Settlement Amounts upon conversion of the Notes will be delivered by the Company through the Company’s stock transfer agent, in the case of Common Stock or the Conversion Agent, in the case of cash. The Company shall pay or deliver the Settlement Amount due in respect of its conversion obligation under this Section 3.03, on the second Trading Day immediately following the relevant Conversion Date; provided, however, that if prior to the Conversion Date for any converted Notes, the Common Stock has been replaced by Reference Property consisting solely of cash, the Company will pay the conversion consideration due in respect of such conversion on the third Trading Day immediately following the related Conversion Date.

(b) Fractional Shares. Notwithstanding the foregoing, the Company will not issue fractional shares of Common Stock as part of the Settlement Amount due with respect to any converted Note. Instead, if any Settlement Amount includes a fraction of a share of the Common Stock, the Company will, in lieu of delivering such fraction of a share of Common Stock, pay an amount of cash equal to the product of such fraction of a share and the Daily VWAP on the relevant Conversion Date, or if such Conversion Date is not a VWAP Trading Day, the immediately preceding VWAP Trading Day.

(c) Settlement in Cash Upon Certain Events. Notwithstanding anything to the contrary in this Section 3.03, in the event that physical settlement of the Settlement Amount in shares of Common Stock is not practicable due to (i) a Market Disruption Event or VWAP Market Disruption Event that is continuing for more than five consecutive Scheduled Trading Days, (ii) any applicable law, regulation, order or directive of any Governmental Authority that prohibits or restricts the issuance or delivery of such shares, or (iii) the unavailability of a sufficient number of authorized but unissued shares of Common Stock (after giving effect to the Company’s obligations under Section 3.09(a)), the Company shall, in lieu of delivering shares of Common Stock, pay to the converting Holder, on the third Business Day following the applicable Conversion Date, cash in an amount equal to the Conversion Value as of the Conversion Date (or, if the Conversion Date is not a VWAP Trading Day, as of the immediately preceding VWAP Trading Day). The Company’s obligation to pay cash pursuant to this paragraph shall not relieve the Company of its obligation to reserve shares of Common Stock pursuant to Section 3.09(a) or limit any remedies available to the Holders in respect of any breach of such obligation.

(d) Conversion of Multiple Notes by a Single Holder. If a Holder surrenders more than one Note for conversion on a single Conversion Date, the Company will calculate the amount of cash and the number of shares of Common Stock due with respect to such Notes as if such Holder had surrendered for conversion one Note having an aggregate principal amount equal to the sum of the principal amounts of each of the Notes surrendered for conversion by such Holder on such Conversion Date or, if the Notes surrendered for conversion are beneficial interests in a Global Note, based on such other aggregate number of Notes, or beneficial interests therein, being surrendered by the Holder for conversion on the same date as the Depositary may otherwise request.

(e) Settlement of Accrued Interest and Deemed Payment of Principal. If a Note is converted, the Company will not adjust the Conversion Rate to account for any accrued and unpaid interest on such Note, and the Company’s delivery of shares of Common Stock into which a Note is convertible must be in an amount of shares of Common Stock (plus cash in lieu of fractional shares of Common Stock) necessary to satisfy and discharge in full the Company’s obligation to pay the principal of, and accrued and unpaid interest, if any, on such Note to, but excluding, the Conversion Date. As a result, any accrued and unpaid interest with respect to a converted Note paid with shares of Common Stock (and cash in lieu of fractional shares of Common Stock) as required by this Article 3, will be deemed to be paid in full rather than cancelled, extinguished or forfeited to the extent shares of Common Stock are delivered in the amount of such accrued and unpaid interest (plus cash for fractional shares of Common Stock). The Company’s delivery of the Settlement Amount due in respect of such conversion will be deemed to fully satisfy and discharge the Company’s obligation to pay the principal of, and accrued and unpaid interest, if any, on, such Note to, but excluding the Conversion Date.

(f) Notices. Whenever a Conversion Date occurs with respect to a Note, the Conversion Agent will, as promptly as possible, and in no event later than the Business Day immediately following such Conversion Date, deliver to the Company and the Trustee, if it is not then the Conversion Agent, written notice that a Conversion Date has occurred, which notice will state such Conversion Date, the principal amount of Notes, accrued and unpaid interest converted on such Conversion Date and the names of the Holders that converted Notes on such Conversion Date.

Section 3.04 Adjustment of Conversion Rate.

The Conversion Rate will be adjusted as described in this Section 3.04, except that no adjustment to the Conversion Rate will be made for a given transaction if Holders of the Notes will participate in that transaction, without conversion of the Notes, on the same terms and at the same time as a holder of a number of shares of Common Stock equal to the principal amount of a Holder’s Notes divided by $1,000 and multiplied by the Conversion Rate would participate.

(a) If the Company issues solely shares of Common Stock as a dividend or distribution on all or substantially all shares of the Common Stock, or if the Company subdivides or combines the Common Stock, the Conversion Rate will be adjusted based on the following formula:

where,

CR =	the Conversion Rate in effect immediately prior to the Open of Business on such Ex-Dividend Date of such dividend or distribution, or immediately prior to the Open of Business on the effective date of such share split or combination, as applicable;

CR0 =	the Conversion Rate in effect immediately after the Open of Business on the Ex-Dividend Date of such dividend or distribution, or immediately after the Open of Business on the effective date of such share split or combination, as applicable;

OS =	the number of shares of Common Stock outstanding immediately prior to the Open of Business on such Ex-Dividend Date of such dividend or distribution, or immediately prior to the Open of Business on the effective date of such share split or combination, as applicable; and

OS0 =	the number of shares of Common Stock outstanding immediately after giving effect to such dividend or distribution, or immediately after the effective date of such subdivision or combination of Common Stock, as the case may be.

Any adjustment made under this clause (a) will become effective immediately after the Open of Business on the Ex-Dividend Date for such dividend or distribution (regardless of whether the dividend or distribution date is scheduled to occur after the Maturity Date), or immediately after the Open of Business on the effective date of such subdivision or combination of Common Stock, as the case may be. If such dividend, distribution, subdivision or combination described in this clause (a) is declared but not so paid or made, the Conversion Rate shall be immediately readjusted, effective as of the date the Board of Directors or a duly authorized committee thereof determines not to pay such dividend or distribution or to effect such subdivision or combination, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared or subdivision or combination had not been announced.

(b) If an Ex-Dividend Date occurs for a distribution to all or substantially all holders of the Common Stock any rights, options or warrants entitling them, for a period of not more than 45 calendar days from the announcement date for such distribution, to subscribe for or purchase shares of the Common Stock, at a price per share less than the average of the Closing Sale Prices of the Common Stock for the 10 consecutive Trading-Day period ending on, and including, the Trading Day immediately preceding the announcement date for such distribution, the Conversion Rate will be increased based on the following formula:

where,

CR =	the Conversion Rate in effect immediately after the Open of Business on such Ex-Dividend Date for such distribution;

CR0 =	the Conversion Rate in effect immediately prior to the Open of Business on the Ex-Dividend Date for such distribution;

OS0 =	the number of shares of Common Stock outstanding immediately prior to the Open of Business on such Ex-Dividend Date for such distribution;

X =	the total number of shares of Common Stock issuable pursuant to such rights, options or warrants; and

Y =	the number of shares of Common Stock equal to the aggregate price payable to exercise such rights, options or warrants divided by the average of the Closing Sale Prices of the Common Stock over the 10 consecutive Trading-Day period ending on, and including, the Trading Day immediately preceding the announcement date for such distribution.

Any increase made under this clause (b) will be made successively whenever any such rights, options or warrants are issued and will become effective immediately after the Open of Business on the Ex-Dividend Date for such distribution, regardless of whether the distribution date is scheduled to occur after the Maturity Date. To the extent that such rights, options or warrants expire prior to the Maturity Date and shares of Common Stock are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of shares of Common Stock actually delivered. If such rights, options or warrants were scheduled to be distributed prior to the Maturity Date and are not so distributed, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if the Ex-Dividend Date for such distribution had not occurred.

For purposes of this Section 3.04(b) and Section 3.01(b)(i), in determining whether any rights, options or warrants entitle the holders to subscribe for or purchase shares of Common Stock at a price that is less than the average of the Closing Sale Prices of the Common Stock for each Trading Day in the applicable 10 consecutive Trading-Day period, there shall be taken into account any consideration the Company receives for such rights, options or warrants and any amount payable on exercise thereof, with the value of such consideration, if other than cash, to be determined in good faith by the Board of Directors or a duly authorized committee thereof.

(c) If an Ex-Dividend Date occurs for a distribution (the “Relevant Distribution”) of shares of the Company’s Capital Stock, evidences of the Company’s indebtedness or other assets or property of the Company’s or rights, options or warrants to acquire the Company’s Capital Stock or other securities, to all or substantially all holders of Common Stock (excluding (i) dividends or distributions and rights, options or warrants as to which an equitable adjustment was effected under clause (a) or (b) above; (ii) dividends or distributions paid exclusively in cash; and (iii) Spin-Offs, then the Conversion Rate will be increased based on the following formula:

where,

CR =	the Conversion Rate in effect immediately after the Open of Business on such Ex-Dividend Date for such distribution;

CR0 =	the Conversion Rate in effect immediately prior to the Open of Business on the Ex-Dividend Date for such distribution;

SP0 =	the average of the Closing Sale Prices of the Common Stock over the 10 consecutive Trading Day-period ending on, and including, the Trading Day immediately preceding the Ex-Dividend Date for such distribution; and

FMV =	the fair market value (as determined in good faith by the Board of Directors or a duly authorized committee thereof) of the shares of Capital Stock, evidences of indebtedness, assets or property or rights, options or warrants distributed with respect to each outstanding share of Common Stock as of the Open of Business on the Ex-Dividend Date for such distribution.

Any increase made under the above portion of this clause (c) will become effective immediately after the Open of Business on the Ex-Dividend Date for such distribution. No adjustment pursuant to the above formula will result in a decrease of the Conversion Rate. However, if such distribution is scheduled to be paid or made prior to the Maturity Date and is not so paid or made, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such distribution had not been declared. Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder of a Note shall receive, in respect of each $1,000 of the sum of the principal amount thereof plus accrued and unpaid interest on such Note, at the same time and upon the same terms as holders of the Common Stock, without having to convert its Notes, the amount and kind of the Relevant Distribution that such Holder would have received if such Holder owned a number of shares of Common Stock equal to the Conversion Rate in effect on the Ex-Dividend Date for the distribution.

With respect to an adjustment pursuant to this clause (c) where there has been an Ex-Dividend Date for a dividend or other distribution on the Common Stock of shares of Capital Stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, that are, or, when issued, will be, listed or admitted for trading on a U.S. national securities exchange (a “Spin-Off”), the Conversion Rate will be increased based on the following formula:

where,

CR =	the Conversion Rate in effect immediately after the Open of Business on the Ex-Dividend Date for such Spin-Off;

CR0 =	the Conversion Rate in effect immediately prior to the Open of Business on the Ex-Dividend Date for such Spin-Off;

FMV =	the average of the Closing Sale Prices of the Capital Stock or similar equity interest distributed to holders of the Common Stock applicable to one share of the Common Stock over the first 10 consecutive Trading-Day period commencing on, and including, the Ex-Dividend Date for the Spin-Off (such period, the “Valuation Period”); and

MP0 =	the average of the Closing Sale Prices of Common Stock over the Valuation Period.

The adjustment to the applicable conversion rate under the preceding paragraph of this clause (c) will be determined on the last day of the Valuation Period but will be given effect immediately after the Open of Business on the Ex-Dividend Date for the Spin-Off. In respect of any conversion during the Valuation Period for any Spin-Off, references within this clause (c) related to 10 Trading Days shall be deemed to be replaced, solely in respect of that conversion, with such lesser number of Trading Days as have elapsed from, and including, the Ex-Dividend Date for such Spin-Off to, but excluding, the relevant Conversion Date.

For purposes of the second adjustment formula set forth in this clause (c), (i) the Closing Sale Price of any Capital Stock or similar equity interest shall be calculated in a manner analogous to that used to calculate the Closing Sale Price of the Common Stock in the definition of “Closing Sale Price” set forth in Section 1.01, (ii) whether a day is a Trading Day (and whether a day is a Scheduled Trading Day and whether a Market Disruption Event has occurred) for such Capital Stock or similar equity interest shall be determined in a manner analogous to that used to determine whether a day is a Trading Day (or whether a day is a Scheduled Trading Day and whether a Market Disruption Event has occurred) for the Common Stock, and (iii) whether a day is a Trading Day to be included in a Valuation Period will be determined based on whether a day is a Trading Day for both the Common Stock and such Capital Stock or similar equity interest.

Subject to Section 3.04(h), for the purposes of this Section 3.04(c), rights, options or warrants distributed to all or substantially all holders of the Common Stock entitling them to acquire the Company’s Capital Stock or other securities, (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (a “Trigger Event”): (1) are deemed to be transferred with such shares of Common Stock; (2) are not exercisable; and (3) are also issued in respect of future issuances of Common Stock (including, for the avoidance of doubt, upon settlement of conversions of Notes), shall be deemed not to have been distributed for purposes of this Section 3.04(c) (and no adjustment to the Conversion Rate under this Section 3.04(c) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 3.04(c). If any such rights, options or warrants, distributed prior to the Issue Date are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Ex-Dividend Date of such deemed distribution (in which case the original rights, options or warrants shall be deemed to terminate and expire on such date without exercise by any of the holders). In addition, in the event of any distribution or deemed distribution of rights, options or warrants, or any Trigger Event or other event (of the type described in the preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 3.04(c) was made, (1) in the case of any such rights, options or warrants which shall all have been redeemed or purchased without exercise by any Holders thereof, upon such final redemption or purchase (x) the Conversion Rate shall be readjusted as if such rights, options or warrants had not been issued and (y) the Conversion Rate shall then again be readjusted to give effect to such distribution, deemed distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or purchase price received by holders of Common Stock with respect to such rights, options or warrants (assuming each such holder had retained such rights, options or warrants), made to all holders of Common Stock as of the date of such redemption or purchase, and (2) in the case of such rights, options or warrants which shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights and warrants had not been issued.

For purposes of Sections 3.04(a) through (c), if any dividend or distribution to which this Section 3.04(c) applies includes one or both of:

(A)	a dividend or distribution of shares of Common Stock to which Section 3.04(a) also applies (the “Clause A Distribution”); or

(B)	an issuance of rights, options or warrants entitling holders of the Common Stock to subscribe for or purchase shares of the Common Stock to which Section 3.04(b) also applies (the “Clause B Distribution”), then (i) such dividend or distribution, other than the Clause A Distribution and the Clause B Distribution, shall be deemed to be a distribution to which this Section 3.04(c) applies (the “Clause C Distribution”) and any Conversion Rate adjustment required to be made under this Section 3.04(c) with respect to such Clause C Distribution shall be made, (ii) the Clause B Distribution, if any, shall be deemed to immediately follow the Clause C Distribution and any Conversion Rate adjustment required by Section 3.04(b) with respect thereto shall then be made, except that, if determined by the Company, (A) the “Ex-Dividend Date” of the Clause B Distribution and the Clause A Distribution, if any, shall be deemed to be the Ex-Dividend Date of the Clause C Distribution and (B) any shares of Common Stock included in the Clause A Distribution or the Clause B Distribution shall not be deemed to be “outstanding immediately prior to the Open of Business on such Ex-Dividend Date” within the meaning of Section 3.04(b), and (iii) the Clause A Distribution, if any, shall be deemed to immediately follow the Clause C Distribution or the Clause B Distribution, as the case may be, except that, if determined by the Company, (A) the “Ex-Dividend Date” of the Clause A Distribution and the Clause B Distribution, if any, shall be deemed to be the Ex-Dividend Date of the Clause C Distribution, and (B) any shares of Common Stock included in the Clause A Distribution shall not be deemed to be “outstanding immediately prior to the Open of Business on such Ex-Dividend Date or such effective date” within the meaning of Section 3.04(a).

(d) If an Ex-Dividend Date occurs for a cash dividend or distribution to all, or substantially all, holders of the outstanding Common Stock (other than any dividend or distribution in connection with the Company’s liquidation, dissolution or winding up), the Conversion Rate will be increased based on the following formula:

where,

CR =	the Conversion Rate in effect immediately after the Open of Business on the Ex-Dividend Date for such dividend or distribution;

CR0 =	the Conversion Rate in effect immediately prior to the Open of Business on the Ex-Dividend Date for such dividend or distribution;

SP0 =	the Closing Sale Price of the Common Stock on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution; and

C =	the amount in cash per share that the Company pays or distributes to substantially all holders of the Common Stock.

Any increase made under this clause (d) shall become effective immediately after the Open of Business on the Ex-Dividend date for such dividend or distribution. No adjustment pursuant to the above formula will result in a decrease of the Conversion Rate. However, if any dividend or distribution described in this clause (d) is scheduled to be paid or made prior to the Maturity Date but is not so paid or made, the new Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder of a Note shall receive, for each $1,000 of the sum of the principal amount of Notes plus accrued and unpaid interest on such Notes, at the same time and upon the same terms as holders of shares of the Common Stock, without having to convert its Notes, the amount of cash that such Holder would have received if such Holder owned a number of shares of Common Stock equal to the applicable Conversion Rate on the Ex-Dividend Date for such cash dividend or distribution.

(e) If the Company or any of its Subsidiaries makes a payment in respect of a tender or exchange offer for the Common Stock, and if the cash and value of any other consideration included in the payment per share of Common Stock exceeds the average of the Closing Sale Prices of the Common Stock over the 10 consecutive Trading-Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “Offer Expiration Date”), the Conversion Rate will be increased based on the following formula:

where,

CR =	the Conversion Rate in effect immediately after the Open of Business on the Trading Day next succeeding the Offer Expiration Date;

CR0 =	the Conversion Rate in effect immediately prior to the Open of Business on the Trading Day next succeeding the Offer Expiration Date;

AC =	the aggregate value of all cash and any other consideration (as determined in good faith by the Board of Directors or a duly authorized committee thereof) paid or payable for shares of Common Stock purchased in such tender or exchange offer;

OS0 =	the number of shares of Common Stock outstanding immediately prior to the time (the “Offer Expiration Time”) such tender or exchange offer expires (prior to giving effect to such tender or exchange offer);

OS =	the number of shares of Common Stock outstanding immediately after the Offer Expiration Time (after giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer); and

SP =	the average of the Closing Sale Prices of the Common Stock over the 10 consecutive Trading-Day period commencing on, and including, the Trading Day next succeeding the Offer Expiration Date.

The adjustment to the Conversion Rate under the preceding paragraph of this clause (e) will be determined at the Close of Business on the tenth Trading Day immediately following, but excluding, the Offer Expiration Date but will be given effect at the Open of Business on the Trading Day next succeeding the Offer Expiration Date. In respect of any conversion during the 10 Trading Days commencing on the Trading Day next succeeding the Offer Expiration Date, references within this clause (e) to 10 Trading Days shall be deemed to be replaced, solely in respect of that conversion, with such lesser number of Trading Days as have elapsed from, and including, the Trading Day next succeeding the Offer Expiration Date to, but excluding, the relevant Conversion Date. No adjustment pursuant to the above formula will result in a decrease of the Conversion Rate.

(f) Intentionally Omitted.

(g) Conversion Price Reset.

(i) Notwithstanding anything to the contrary herein, on each of March 15, 2027, December 31, 2027, September 30, 2028, June 30, 2029, March 15, 2030, and December 31, 2030 (each, a “Reset Date”), if the average of the Daily VWAPs for the five consecutive VWAP Trading Days prior to such Reset Date (the “Average Price”) is less than the Conversion Price then in effect prior to giving effect to any adjustment pursuant to this Section 3.04(g) (the “Pre-Reset Conversion Price”) with respect to such Reset Date, then effective as of the Reset Date the Conversion Price shall be reset to equal the greater of the Average Price and the Reset Floor. This Section 3.04(g)(i) shall terminate automatically, and shall cease to have any further force or effect, immediately upon the earlier to occur of (x) the later to occur of (i) March 15, 2027 and (ii) conversion of at least 50% of the aggregate principal amount of the Notes issued pursuant to the terms of this Indenture or (y) the Company’s issuance of Common Stock at a gross price per share that is higher than the then-effective Conversion Price in which the Company generates gross proceeds of at least the sum of (x) $80,250,000 and (y) 75% of the aggregate principal amount of the Notes issued pursuant to the terms of this Indenture. For the avoidance of doubt, following termination of this Section 3.04(g)(i) pursuant to the immediately preceding sentence, the Notes will not be subject to any downward Conversion Price reset pursuant to this Section 3.04(g)(i), however, the other Conversion Price provisions set forth in this Article 3 (including Section 3.04(g)(ii)) shall remain applicable and in effect pursuant to the terms of this Indenture.

(ii) Notwithstanding anything to the contrary herein, on March 15, 2027 (the “Upward Reset Date”), if the average of the Daily VWAPs for the five consecutive VWAP Trading Days prior to the Upward Reset Date (the “Upward Average Price”) is greater than the Pre-Reset Conversion Price, then effective as of the Upward Reset Date the Conversion Price shall be reset to equal the lower of (a) 125% multiplied by the Pre-Reset Conversion Price and (b) (i) the Pre-Reset Conversion Price plus (ii) 83% multiplied by (x) the Upward Average Price minus (y) the Pre-Reset Conversion Price; provided, however, that this Section 3.04(g)(ii) shall not apply if the Company has delivered a Redemption Notice prior to the Upward Reset Date.

(iii) Notwithstanding anything to the contrary in this Section 3.04(g) or elsewhere in this Indenture, in no event shall the Conversion Price be reduced below the Reset Floor, irrespective of the number or magnitude of Reset Events or any other adjustments pursuant to this Article 3.

(iv) The Company shall promptly deliver written notice to the Holders, Trustee and the Conversion Agent upon the occurrence of any event that causes the termination of Section 3.04(g)(i).

(h) Special Settlement Provisions. Notwithstanding anything to the contrary herein, if a Note is converted and:

(i) any distribution, transaction or event described in Sections 3.04(a) through (g) has not yet resulted in an adjustment to the Conversion Rate on such VWAP Trading Day; and

(ii) the shares of Common Stock deliverable in respect of such VWAP Trading Day are not entitled to participate in the relevant distribution or transaction (because such shares of Common Stock were not held on a related Record Date or otherwise), then the Company will adjust the number of shares of Common Stock delivered in respect of the relevant VWAP Trading Day to reflect the relevant distribution or transaction.

If a Note is converted and:

(i) any distribution or transaction described in Sections 3.04(a) through (g) has not yet resulted in an adjustment to the Conversion Rate on a given Conversion Date; and

(ii) the shares of Common Stock deliverable on settlement of the related conversion are not entitled to participate in the relevant distribution or transaction (because such shares of Common Stock were not held on a related Record Date or otherwise), then the Company will adjust the number of shares of Common Stock delivered in respect of the relevant conversion to reflect the relevant distribution or transaction.

Notwithstanding the foregoing, if a Conversion Rate adjustment becomes effective on any Ex-Dividend Date as described above, and a Holder of Notes that has converted on or after such Ex-Dividend Date and on or prior to the related Record Date would be treated as the record holder of shares of Common Stock as of the related Conversion Date pursuant to Section 3.03 based on an adjusted Conversion Rate for such Ex-Dividend Date, then, notwithstanding the foregoing Conversion Rate adjustment provisions, the Conversion Rate adjustment relating to such Ex-Dividend Date will not be made for the Holder of such converting Notes. Instead, such Holder will be treated as if such Holder were the record owner of the shares of Common Stock on an unadjusted basis and participate in the related dividend, distribution or other event giving rise to such adjustment.

(i) Poison Pill. If a Note is converted, to the extent that the Company has a rights plan in effect on the Conversion Date applicable to such Note, the Holder of such converting Note will receive, in addition to any shares of Common Stock otherwise received in connection with such conversion on such Conversion Date or such VWAP Trading Day, as the case may be, the rights under the rights plan, unless prior to such Conversion Date or such VWAP Trading Day, as the case may be, the rights have separated from the Common Stock, in which case, and only in such case, the Conversion Rate will be adjusted at the time of separation as if the Company distributed to all holders of the Common Stock, Distributed Property as described in Section 3.04(c), subject to readjustment in the event of the expiration, termination or redemption of such rights.

(j) Deferral of Adjustments. Notwithstanding anything to the contrary herein, the Company will not be required to adjust the Conversion Rate unless such adjustment would result in a change of at least one percent; provided, however, that the Company shall carry forward any adjustments that are less than one percent of the Conversion Rate and make such carried forward adjustments (i) when the cumulative net effect of all adjustments not yet made will result in a change of at least one percent of the Conversion Rate or (ii) regardless of whether the aggregate adjustment is less than one percent, (1) upon any offer to purchase the Notes following a Fundamental Change, (2) upon any conversion of Notes and (3) on the Effective Date for any Fundamental Change.

(k) Limitation on Adjustments. Except as stated in this Section 3.04, the Company will not adjust the Conversion Rate for the issuance of shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock or the right to purchase shares of Common Stock or such convertible or exchangeable securities. If, however, the application of the formulas in Sections 3.04(a) through (f) would result in a decrease in the Conversion Rate, then, except to the extent of any readjustment to the Conversion Rate, no adjustment to the Conversion Rate will be made (other than as a result of a reverse share split or share combination). Notwithstanding anything to the contrary, under no circumstance will any adjustment, or the application of any formula, set forth in this Section 3.04 increase the Conversion Rate above the maximum Conversion Rate provided in the definition of Conversion Rate.

(l) Notwithstanding anything to the contrary in this Article 3, the application of adjustments to the Conversion Rate and the Conversion Price shall be governed by the following order of operations: (i) first, any applicable Anti-Dilution Adjustments shall be applied; (ii) second, any applicable Conversion Price resets pursuant to Section 3.04(g) shall be applied (taking into account the Conversion Price as adjusted pursuant to clause (i)); (iii) third, any applicable Make-Whole Amounts pursuant to Section 3.06 shall be applied (taking into account the Conversion Rate as adjusted pursuant to clauses (i) and (ii)); and (iv) fourth, any applicable make whole pursuant to Section 3.07 shall be applied (taking into account the Conversion Rate as adjusted pursuant to clauses (i), (ii) and (iii)). In the event that both an Anti-Dilution Adjustment and a Conversion Price reset pursuant to Section 3.04(g) are applicable during the same observation period, the Conversion Price shall be determined by first applying the Anti-Dilution Adjustment and then the Conversion Price reset, and in no event shall any adjustment be applied more than once to the same price movement or event giving rise to such adjustment.

For purposes of this Section 3.04, the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of the Company so long as the Company does not pay any dividend or make any distribution on shares of Common Stock held in the treasury of the Company, but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock.

Section 3.05 Discretionary and Voluntary Adjustments.

(a) Discretionary Adjustments. Whenever any provision of this Indenture requires the Company to calculate the Closing Sale Prices, the Daily VWAPs or any function thereof over a span of multiple days, the Company will make appropriate adjustments to each, if any, to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the effective date, Ex-Dividend Date or Offer Expiration Date of the event occurs, at any time during the period when such Closing Sale Prices, the Daily VWAPs or function thereof is to be calculated.

(b) Voluntary Adjustments. To the extent permitted by law and any applicable rules of the Exchange, the Company is permitted to increase the Conversion Rate of the Notes by any amount for a period of at least 20 Business Days if such increase is irrevocable for such period and the Board of Directors determines that such increase would be in the Company’s best interest; provided that the Company must give at least 15 days’ prior notice of any such increase in the Conversion Rate to the Holders (with a copy to the Trustee and Conversion Agent). The Company may also (but is not required to) increase the Conversion Rate to avoid or diminish income tax to holders of Common Stock or rights to purchase shares of Common Stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

Section 3.06 Adjustments to the Conversion Rate in Connection with a Make-Whole Fundamental Change.

(a) Generally. If a Make-Whole Fundamental Change occurs and the Conversion Date for the Conversion of a Note occurs during the related Make-Whole Fundamental Change Conversion Period, then, subject to this Section 3.06, the Conversion Rate applicable to such conversion will equal the greater of (i) the As-Adjusted Coupon Make-Whole Conversion Rate and (ii) the As-Adjusted Table Make-Whole Conversion Rate, which As-Adjusted Table Make-Whole Conversion Rate shall be calculated by reference to the number of shares (the “Additional Shares”) set forth in the table below corresponding (after interpolation as provided in, and subject to, the provisions below) to the Make-Whole Fundamental Change Effective Date and the Stock Price of such Make-Whole Fundamental Change:

	Stock Price
Make Whole Fundamental Change Effective Date	$21.78	$26.136	$30.492	$34.848	$39.204	$43.56	$65.34	$87.12	$108.9	$130.68
6/5/2026	10.5955	8.2844	6.7001	5.5553	4.6939	4.0253	2.1501	1.3068	0.8427	0.5563
6/15/2027	10.5955	8.2844	6.7001	5.518	4.6266	3.9415	2.0618	1.2402	0.7955	0.5238
6/15/2028	10.5955	8.2844	6.6273	5.3587	4.433	3.7342	1.8846	1.1154	0.7101	0.466
6/15/2029	10.5955	8.2243	6.2275	4.8806	3.9315	3.2378	1.5266	0.8806	0.5561	0.3646
6/15/2030	10.5955	7.3489	5.0833	3.6765	2.766	2.1538	0.8822	0.4974	0.3179	0.2129
6/15/2031	10.5955	2.9431	0	0	0	0	0	0	0	0

If such Make-Whole Fundamental Change Effective Date or Stock Price is not set forth in the table above, then:

(i) if such Stock Price is between two Stock Prices in the table above or the Make-Whole Fundamental Change Effective Date is between two dates in the table above, then the number of Additional Shares will be determined by straight-line interpolation between the numbers of Additional Shares set forth for the higher and lower Stock Prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

(ii) if the Stock Price is greater than $130.68 (subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table above are adjusted pursuant to Section 3.06(b)) or less than $21.78 (subject to adjustment in the same manner), per share, then no Additional Shares will be added to the Conversion Rate.

Notwithstanding anything to the contrary in this Indenture or the Notes, in no event will the Conversion Rate be increased to an amount that exceeds 125.0000 shares of Common Stock per $1,000 of the sum of the principal amount of Notes plus all accrued and unpaid interest on such Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the Conversion Rate is required to be adjusted pursuant to Section 3.04; provided, however, that (x) to the extent the As-Adjusted Coupon Make-Whole Conversion Rate or the As-Adjusted Table Make-Whole Conversion Rate that would otherwise be applicable pursuant to this Section 3.06 would cause the Conversion Rate to exceed such maximum, the Company shall nonetheless deliver such excess shares of Common Stock to the converting Holder as additional consideration outside of the Conversion Rate in connection with the applicable conversion (or, if the Company is unable to deliver such excess shares in the form of registered shares of Common Stock, pay cash in lieu thereof in accordance with the provisions of Section 3.06(d)) and (y) the foregoing maximum Conversion Rate shall not limit the number of additional shares of Common Stock deliverable pursuant to Section 3.07, and any such additional shares in excess of the maximum Conversion Rate shall be delivered to the converting Holder as additional consideration in connection with the applicable conversion.

(b) Adjustment of Stock Prices and Number of Additional Shares. The Stock Prices in the first row (i.e., the column headers) of the table set forth in Section 3.06(a) will be adjusted in the same manner as, and at the same time and for the same events for which, the Conversion Price is adjusted as a result of the operation of Section 3.04 (which amount, in the event of an adjustment to the Conversion Rate pursuant to Section 3.04(g), shall be adjusted by multiplying such amount by a fraction, the numerator of which is the Conversion Rate immediately prior to such adjustment and the denominator of which is the Conversion Rate immediately after such adjustment). The numbers of Additional Shares in the table set forth in Section 3.06(a) will be adjusted in the same manner as, and at the same time and for the same events for which, the Conversion Rate is adjusted pursuant to Section 3.04 (which amount, in the event of an adjustment to the Conversion Rate pursuant to Section 3.04(g), shall be adjusted by multiplying such amount by a fraction, the numerator of which is the Conversion Rate immediately after such adjustment and the denominator of which is the Conversion Rate immediately prior to such adjustment).

(c) Notice of the Occurrence of a Make-Whole Fundamental Change. The Company will notify the Holders, the Trustee and the Conversion Agent (if other than the Trustee) of each Make-Whole Fundamental Change in accordance with Section 3.01(b)(ii).

(d) Notwithstanding anything to the contrary in this Section 3.06 or elsewhere in this Indenture, if, at the time of any conversion during a Make-Whole Fundamental Change Conversion Period, the Company is unable to deliver shares of Common Stock in respect of the Additional Shares because (i) such shares are not registered for resale under an effective registration statement filed with the Commission, (ii) such delivery is prohibited or restricted by applicable law, regulation, order or directive of any Governmental Authority, or (iii) the Company does not have a sufficient number of authorized but unissued and unreserved shares of Common Stock available for delivery, then, in lieu of delivering such shares of Common Stock in respect of the Additional Shares (or the portion thereof that the Company is unable to deliver), the Company shall pay to the converting Holder, on the third Business Day following the applicable Conversion Date, cash in an amount equal to the product of (x) the number of shares of Common Stock comprising the Additional Shares (or such undeliverable portion thereof) and (y) the Closing Sale Price of the Common Stock on the Conversion Date (or, if the Conversion Date is not a VWAP Trading Day, on the immediately preceding VWAP Trading Day). For the avoidance of doubt, any failure by the Company to pay or deliver, as applicable, the full Settlement Amount (including any Additional Shares or cash in lieu thereof pursuant to this paragraph) within the time periods specified in Section 3.03 shall constitute an Event of Default pursuant to Section 5.01(b). The Company shall promptly notify the Trustee and the Conversion Agent (if other than the Trustee) in writing if it determines that it will be unable to deliver shares of Common Stock in respect of any Additional Shares and will instead be required to make a cash payment pursuant to this paragraph.

Section 3.07 Interest Make-Whole Conversion Rate Adjustment upon Certain Conversions.

Subject to the provisions in Section 3.06(a) through (c) for conversions in connection with a Make-Whole Fundamental Change, which, for the avoidance of doubt, will operate independently from this Section 3.07, if a Holder delivers its Notes for conversion at any time after March 15, 2027 prior to the close of business on the Business Day immediately preceding March 15, 2029, then the Conversion Rate then in effect (after giving effect to any concurrent Conversion Rate on a Reset Date) per $1,000 principal amount of Notes to be converted will be increased such that such Holder shall be entitled to receive, solely for purposes of such conversion, a number of additional shares of Common Stock, if any, equal to the quotient obtained by dividing (a) the amount of interest that would have accrued on the principal amount on such Notes to be converted had such Notes remained outstanding from the Conversion Date to, and including March 15, 2029, by (b) the greater of (I) the average Daily VWAP for the five consecutive VWAP Trading Days beginning on, and including, the sixth VWAP Trading Day immediately preceding the Conversion Date and (II) the Reset Floor. In the event that (I) the number of shares delivered pursuant to the foregoing sentence is less than (II) the number of shares that would have been delivered had the Conversion Rate then in effect per $1,000 principal amount of Notes to be converted been increased such that such Holder would have been entitled to receive, solely for purposes of such conversion, a number of additional shares of Common Stock, if any, equal to the quotient obtained by dividing (a) the amount of interest that would have accrued on the principal amount on such Notes to be converted had such Notes remained outstanding from the Conversion Date to, and including March 15, 2029, by (b) the average Daily VWAP for the five consecutive VWAP Trading Days beginning on, and including, the sixth VWAP Trading Day immediately preceding the Conversion Date, then the Company shall make a cash interest payment equal to such difference multiplied by the average Daily VWAP for the five consecutive VWAP Trading Days beginning on, and including, the sixth VWAP Trading Day immediately preceding the Conversion Date. For the avoidance of doubt, any increase to the Conversion Rate in connection with a conversion pursuant to this Section 3.07 will only be applicable for purposes of the conversion of such Notes and will not be applicable for any other calculation or purposes. Notwithstanding anything to the contrary, any increase to the Conversion Rate in connection with a conversion pursuant to this Section 3.07 shall only be payable in Common Stock pursuant to Section 3.03(a)(i).

Section 3.08 Effect of Recapitalization, Reclassification, Consolidation, Merger or Sale.

(a) Merger Events. In the case of:

(i) any recapitalization, reclassification or change of the Common Stock (other than changes resulting from a split, subdivision or combination for which an adjustment was made pursuant to Section 3.04(a));

(ii) any consolidation, merger, combination, binding share exchange or similar transaction involving the Company;

(iii) any sale, assignment, conveyance, transfer, lease or other disposition to a third party of the consolidated property and assets of the Company as an entirety or substantially as an entirety; or

(iv) a liquidation or dissolution of the Company;

and, in each case, as a result of which the Common Stock would be converted into, or exchanged for, common stock, other securities, other property or assets (including cash or any combination thereof) (any such event, a “Merger Event,” any such common stock, other securities, other property or assets (including cash or any combination thereof), “Reference Property,” and (i) the amount and kind of Reference Property that a holder of one share of Common Stock is entitled to receive in the applicable Merger Event, or (ii) if as a result of the applicable Merger Event, each share of Common Stock is converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the per share of Common Stock weighted average of the amounts and kinds of Reference Property received by the holders of Common Stock that affirmatively make such an election (disregarding, for these purposes, any arrangement to deliver cash in lieu of any fractional security or other unit of Reference Property), a “Unit of Reference Property”) then, at the effective time of such Merger Event, Holders of each $1,000 principal amount of Notes shall be entitled thereafter to convert such Notes plus accrued and unpaid interest on such Notes into the kind and amount of Reference Property that a Holder of a number of shares of Common Stock equal to the Conversion Rate in effect immediately prior to such Merger Event would have owned or been entitled to receive upon such Merger Event, and, prior to or at the effective time of such Merger Event, the Company or the successor or purchasing person, as the case may be, shall execute with the Trustee a supplemental indenture providing for such change in the right to convert each $1,000 principal amount of Notes plus accrued and unpaid interest on such Notes; provided, however, that at and after the effective time of the Merger Event, (i) the number of shares of Common Stock that the Company would have been required to deliver upon conversion of the Notes in accordance with Section 3.03 and 3.06 shall instead be deliverable in Units of Reference Property that a Holder of that number of shares of Common Stock would have received in such Merger Event and (ii) the Daily VWAP and the Closing Sale Price will, to the extent reasonably possible, be calculated based on the value of a Unit of Reference Property and the definitions of VWAP Trading Day and VWAP Market Disruption Event shall be determined by reference to the components of a Unit of Reference Property. The Company shall notify in writing the Holders, the Trustee and the Conversion Agent (if other than the Trustee) of such weighted average as soon as practicable after such determination is made.

The Company shall not become a party to any Merger Event unless its terms are consistent with this Section 3.08. Such supplemental indenture described in the immediately preceding paragraph shall provide for adjustments which shall be as nearly equivalent to the adjustments provided for in this Article 3 in the judgment of the Board of Directors or the board of directors of the successor person. If, in the case of any such Merger Event, the Reference Property receivable thereupon by a holder of Common Stock includes shares of stock, securities or other property or assets (including cash or any combination thereof) of a person other than the successor or purchasing person, as the case may be, in such Merger Event, then such indenture shall also be executed by such other person.

If the Notes become convertible into, or exchanged for Reference Property, the Company shall notify the Trustee and the Conversion Agent, and shall issue a press release containing the relevant information (and make such press release available on the Company’s website).

(b) Notice of Supplemental Indentures. The Company shall cause written notice of the execution of any supplemental indenture described in Section 3.08(a) to be mailed to each Holder, at the address of such Holder as it appears on the register of the Notes maintained by the Registrar, within 20 calendar days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of such supplemental indenture. The above provisions of this Section 3.08 shall similarly apply to successive Merger Events.

(c) Prior Notice. In addition, at least 20 Scheduled Trading Days before any Merger Event, the Company shall give notice to Holders of such Merger Event (with a copy to the Trustee and Conversion Agent), or, if the Company has not publicly announced such Merger Event at such time, as promptly as practicable after publicly announcing such Merger Event. In any such notice, the Company shall also specify the composition of the Unit of Reference Property for such Merger Event, or, if the Company has not determined the composition of such Unit of Reference Property at such time, the Company will provide an additional written notice to Holders (with a copy to the Trustee and Conversion Agent) that states the composition of such Unit of Reference Property as promptly as practicable after determining its composition.

(d) Cash Mergers. Notwithstanding anything to the contrary herein, if the consideration paid to holders of the Common Stock in any Merger Event is comprised entirely of cash, then, for any conversion of Notes following such Merger Event, (i) the consideration due upon the conversion of each $1,000 of the sum of the principal amount of Notes plus accrued and unpaid interest thereon shall be solely in cash in an amount equal to the Conversion Rate in effect on the Conversion Date (including any adjustment as set forth in Section 3.06), multiplied by the price paid per share of Common Stock in such Merger Event and (ii) the Company’s conversion obligation will be determined and paid to Holders in cash on the third Business Day following the applicable Conversion Date.

Section 3.09 Certain Covenants.

(a) Reservation of Shares. The Company shall reserve and keep available at all times from and after the Issue Date, free from preemptive rights, out of its authorized but unissued Common Stock that is not committed for any other purpose, a number of shares of Common Stock at least equal to the product of (i) the number of Notes then outstanding multiplied by (ii) the maximum Conversion Rate of 125.0000 shares of Common Stock, for the purpose of satisfying conversions of the Notes, which shall be sufficient to satisfy conversions of all Outstanding Notes. The Company shall take all actions necessary to ensure that sufficient authorized but unissued shares of Common Stock are available at all times to satisfy in full the conversion of all Outstanding Notes, including, without limitation, seeking stockholder approval to increase the number of authorized shares of Common Stock if the Company reasonably determines that the number of authorized but unissued and unreserved shares of Common Stock may become insufficient to satisfy such obligation.

(b) Certain other Covenants. The Company covenants that all shares of Common Stock that may be issued upon conversion of Notes shall be newly issued shares or treasury shares, shall be issued in book-entry form, shall be duly authorized, validly issued, fully paid and non-assessable and shall be free from preemptive rights and free from any tax, lien or charge (other than those created by the Holder or due to a change in registered owner). The Company shall list or cause to have quoted any shares of Common Stock to be issued upon conversion of Notes on each national securities exchange or over-the-counter or other domestic market on which the Common Stock is then listed or quoted.

Section 3.10 Responsibility of Trustee.

The Trustee and any Conversion Agent shall not at any time be under any duty or responsibility to any Holder of Notes to determine or calculate the Conversion Rate (or any adjustment thereto), to determine whether any facts exist which may require any adjustment (including any increase) of the Conversion Rate, or to confirm the accuracy of any such adjustment when made or the appropriateness of the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. The Trustee and any Conversion Agent (if other than the Company) shall not be accountable with respect to the validity or value (or the kind or amount) of any shares of Common Stock, monitoring the Company’s stock trading price or of any other securities or property or cash that may at any time be issued or delivered upon the conversion of any Notes; and the Trustee and the Conversion Agent (if other than the Company) make no representations with respect thereto. Neither the Trustee nor any Conversion Agent (if other than the Company) shall be responsible for any failure of the Company to issue, transfer or deliver any shares of Common Stock or stock certificates or other securities or property or cash upon the surrender of any Notes for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this Article 3. Without limiting the foregoing, neither the Trustee nor any Conversion Agent shall be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 3.08, relating either to the kind or amount of shares of stock or securities or property (including cash) receivable by the Holders upon conversion of their Notes after any event referred to in such Section 3.08 or to any adjustment to be made with respect thereto, but may accept (without any independent investigation) as conclusive evidence of the correctness of any such provisions, and shall be protected in relying upon, an Officer’s Certificate (which the Company shall be obligated to deliver to the Trustee prior to the execution of any such supplemental indenture. Neither the Trustee nor any Conversion Agent shall be responsible for determining whether any event contemplated by this Article 3 has occurred that makes the Notes eligible for conversion or no longer eligible therefore until the Company has delivered to the Trustee and the Conversion Agent any requisite notices referred to in this Article 3 with respect to the commencement or termination of such conversion rights, on which notices the Trustee and the Conversion Agent may conclusively rely, and the Company agrees to delivery such notices to the Trustee and the Conversion Agent as provided for in this Article 3. The rights, privileges, protections, immunities and benefits given to the Trustee, including without limitation its right to be compensated, reimbursed and indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, including its capacity as Conversion Agent.

Section 3.11 Notice of Adjustment.

Whenever the Conversion Rate is adjusted as herein provided, the Company shall promptly file with the Trustee and any Conversion Agent (if other than the Trustee) an Officer’s Certificate setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Unless and until a Responsible Officer of the Trustee (and the Conversion Agent, if different than the Trustee) shall have received such Officer’s Certificate, the Trustee (and the Conversion Agent, if different than the Trustee) shall not be deemed to have knowledge of any adjustment of the Conversion Rate and may assume that the last Conversion Rate of which it has knowledge is still in effect. Promptly after delivery of such certificate, the Company shall (i) issue a press release and make the press release available on the Company’s website and (ii) prepare a notice of such adjustment of the Conversion Rate, in each case, setting forth the adjusted Conversion Rate and the date as of which each adjustment becomes effective and shall deliver such notice of such adjustment of the Conversion Rate to the Holder of each Note (with a copy to the Trustee and Conversion Agent) at his or her last address appearing on the Register provided for in Section 2.06, within 20 days after execution thereof. Failure to issue such press release or deliver such notice shall not affect the legality, effectiveness or validity of any such adjustment and shall not be an Event of Default under this Indenture.

Section 3.12 Notice to Holders.

(a) Notice to Holders Prior to Certain Actions. The Company shall deliver notices of the events specified below at the times specified below and containing the information specified below unless, in each case, (i) pursuant to this Indenture, the Company is already required to deliver notice of such event containing at least the information specified below at an earlier time or, (ii) the Company, at the time it is required to deliver a notice, does not have knowledge of all of the information required to be included in such notice, in which case, the Company shall (A) deliver notice at such time containing only the information that it has knowledge of at such time (if it has knowledge of any such information at such time), and (B) promptly upon obtaining knowledge of any such information not already included in a notice delivered by the Company, deliver notice to each Holder with a copy to the Trustee and the Conversion Agent containing such information. In each case, the failure by the Company to give such notice, or any defect therein, shall not affect the legality or validity of such event.

(i) Voluntary Increases. If the Company increases the Conversion Rate pursuant to Section 3.05(b), the Company shall mail to the Holders with a copy to the Trustee and the Conversion Agent a notice of the increased Conversion Rate and the period during which such increased Conversion Rate will be in effect at least 15 calendar days prior to the date the increased Conversion Rate takes effect, in accordance with the applicable law.

(ii) Dissolutions, Liquidations and Winding-Ups. If there is a voluntary or involuntary dissolution, liquidation or winding-up of the Company, the Company shall deliver notice to the Holders (with a copy to the Trustee) as promptly as possible, but in any event at least 15 calendar days prior to the earlier of (i) the date on which such dissolution, liquidation or winding-up, as the case may be, is expected to become effective or occur, and (ii) the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their Common Stock for securities or other property deliverable upon such dissolution, liquidation or winding-up, as the case may be, which notice shall state the expected effective date and record date for such event, as applicable, and the amount and kind of property that a holder of one share of the Common Stock is expected to be entitled, or may elect, to receive in such event. The Company shall deliver an additional notice to holders, as promptly as practicable, whenever the expected effective date or record date, as applicable, or the amount and kind of property that a holder of one share of the Common Stock is expected to be entitled to receive in such event, changes.

(b) Notices After Certain Actions and Events. Whenever an adjustment to the Conversion Rate becomes effective pursuant to Sections 3.04, 3.05, 3.06 or 3.07, the Company will (i) deliver to the Trustee and Conversion Agent an Officer’s Certificate stating that such adjustment has become effective, the Conversion Rate, and the manner in which the adjustment was computed and (ii) deliver written notice to the Holders (with a copy to the Trustee and Conversion Agent) stating that such adjustment has become effective and the Conversion Rate or conversion privilege as adjusted. Failure to give any such notice, or any defect therein, shall not affect the validity of any such adjustment.

Article 4

COVENANTS

Section 4.01 Payment of Principal and Interest.

The Company covenants and agrees that it will cause to be paid the principal of (including the Fundamental Change Repurchase Price, if applicable), premium, if any, on and accrued and unpaid interest, if any, on each of the Notes at the places, at the respective times and in the manner provided herein and in the Notes. Principal, premium, if any, on accrued and unpaid interest, if any, shall be considered paid on the date due if the Paying Agent holds, as of 10:00 a.m. (New York City time) on the due date, money deposited by the Company in immediately available funds and designated for and sufficient to pay all principal, premium, if any and interest then due.

Section 4.02 Maintenance of Office or Agency.

The Company will maintain in the continental United States an office of the Paying Agent, an office of the Registrar and an office or agency where Notes may be surrendered for conversion (“Conversion Agent”) and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be made. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made at the Corporate Trust Office of the Trustee; provided, however, that the Trustee shall not be deemed an agent of the Company for service of legal process.

The Company may also from time to time designate as co-registrars one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the continental United States for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. The terms “Paying Agent” and “Conversion Agent” include any such additional or other offices or agencies, as applicable.

The Company hereby initially designates the Trustee as the Paying Agent, Registrar, Conversion Agent, and its Corporate Trust Office shall be considered as one such office or agency of the Company for each of the aforesaid purposes. The Company or its Affiliates may act as Paying Agent or Registrar.

With respect to any Global Note, the Corporate Trust Office of the Trustee or any Paying Agent shall be the place of payment where such Global Note may be presented or surrendered for payment or conversion or for registration of transfer or exchange, or where successor Notes may be delivered in exchange therefor; provided, however, that any such payment, conversion, presentation, surrender or delivery effected pursuant to the Applicable Procedures for such Global Note shall be deemed to have been effected at the place of payment for such Global Note in accordance with the provisions of this Indenture.

Section 4.03 Provisions as to Paying Agent.

(a) If the Company shall appoint a Paying Agent other than the Trustee, the Company will cause such Paying Agent to execute and deliver to the Trustee an instrument in which such agent shall agree, subject to the provisions of this Section 4.03:

(i) that it will hold all sums held by it as such agent for the payment of the principal of, any premium on, accrued and unpaid interest, if any, on, and the Fundamental Change Repurchase Price for, the Notes in trust for the benefit of the Holders of the Notes;

(ii) that it will give the Trustee prompt written notice of any failure by the Company to make any payment of the principal of, any premium on, accrued and unpaid interest, if any, on, or the Fundamental Change Repurchase Price for, the Notes when the same shall be due and payable; and

(iii) that at any time during the continuance of an Event of Default, upon request of the Trustee, it will forthwith pay to the Trustee all sums so held in trust.

The Company shall, on or before each due date of the principal of, any premium on, accrued and unpaid interest, if any, on, and the Fundamental Change Repurchase Price for, the Notes, deposit with the Paying Agent a sum sufficient to pay such principal, premium, accrued and unpaid interest or the Fundamental Change Repurchase Price, as the case may be, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee in writing of any failure to take such action, provided that, if such deposit is made on the due date, such deposit must be received by the Paying Agent by 10:00 a.m., New York City time, on such date.

(b) If the Company shall act as its own Paying Agent, it will, on or before each due date of the principal of, any premium on, accrued and unpaid interest, if any, on, the Fundamental Change Repurchase Price for, the Notes, set aside, segregate and hold in trust for the benefit of the Holders of the Notes a sum sufficient to pay such principal, any premium, accrued and unpaid interest, if any, or the Fundamental Change Repurchase Price, as the case may be, so becoming due and will promptly notify the Trustee in writing of any failure to take such action and of any failure by the Company to make any payment of the principal of, premium on, accrued and unpaid interest on, or the Fundamental Change Repurchase Price for, the Notes when the same shall become due and payable. Upon any bankruptcy, reorganization or similar proceeding with respect to the Company, the Trustee shall automatically serve as Paying Agent for the Notes.

(c) Anything in this Section 4.03 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge of this Indenture, or for any other reason, pay or cause to be paid to the Trustee all sums held in trust by any Paying Agent hereunder as required by this Section 4.03, such sums to be held by the Trustee upon the trusts herein contained and upon such payment by any Paying Agent to the Trustee, such Paying Agent (if other than the Company) shall be released from all further liability with respect to such sums.

(d) Subject to any applicable abandoned property law, any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, any premium on, accrued and unpaid interest, if any, on, or the Fundamental Change Repurchase Price for, any Note and remaining unclaimed for two years after such principal, premium, accrued and unpaid interest, or the Fundamental Change Repurchase Price has become due and payable shall be paid to the Company on written request of the Company contained in an Officer’s Certificate, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease.

Section 4.04 Reports.

(a) As long as any Notes are outstanding, the Company shall (i) file with the Commission within the time periods prescribed by its rules and regulations (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act) and (ii) furnish to the Trustee and the Holders within 15 calendar days after it is required to file the same with the Commission pursuant to its rules and regulations (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act), all annual financial information required to be contained in Form 20-F and, with respect to the annual consolidated financial statements only, a report thereon by the Company’s independent auditors. The Company shall not be required to file any report or other information with the Commission if the Commission does not permit such filing, although such reports will be required to be furnished to the Trustee. Any such report, information or document that the Company files with the Commission through the EDGAR system (or any successor thereto) will be deemed to be delivered to the Trustee and the Holders for the purposes of this Section 4.04 at the time of such filing through the EDGAR system (or such successor thereto).

(b) At any time the Company is not subject to Section 13 or 15(d) of the Exchange Act, the Company will, so long as any of the Notes or the shares of Common Stock delivered upon conversion of the Notes will, at such time, constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, promptly provide to the Trustee and will, upon written request, provide to any Holder, beneficial owner or prospective purchaser of such Notes or such shares of Common Stock the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of such Notes or such shares of Common Stock pursuant to Rule 144A under the Securities Act. The Company will take such further action as any Holder or beneficial owner of such Notes or any holder or beneficial owner of such shares of Common Stock may reasonably request from time to time to enable such Holder or beneficial owner to sell such Notes or such holder or beneficial owner to sell shares of Common Stock in accordance with Rule 144A under the Securities Act, as such rule may be amended from time to time.

(c) The Trustee shall have no duty to review or analyze reports delivered to it. Delivery of any such reports, information and documents to the Trustee shall be for informational purposes only, and the Trustee’s receipt of such reports, information and documents shall not constitute actual or constructive notice or knowledge of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates) or any other agreement or document. The Trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, the Company’s compliance with the covenants or with respect to any reports or other documents filed with the SEC or EDGAR or any website under the indenture, or participate in any conference calls.

Section 4.05 Statements as to Defaults.

The Company is required to deliver to the Trustee (i) within 120 days after the end of each fiscal year ending December 31, beginning with the first such fiscal year ending after the date of this Indenture, an Officer’s Certificate stating whether or not the signers thereof know of any default of the Company that occurred during the previous year and whether the Company, to the Officer’s knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of this Indenture and (ii) within 30 days after the occurrence thereof, written notice in the form of an Officer’s Certificate of any events that would constitute Defaults or Events of Default, setting forth the details of such Defaults or Events of Default, their status and the action the Company is taking or proposes to take in respect thereof. Such Officer’s Certificate shall also comply with any additional requirements set forth in Section 4.07. The Trustee shall not be deemed to have notice of any Default or Event of Default except in accordance with Section 10.02(i).

Section 4.06 Additional Interest Notice.

If Additional Interest is payable by the Company pursuant to Section 5.03, the Company shall deliver to the Trustee and the Paying Agent an Officer’s Certificate, prior to the Regular Record Date for each applicable Interest Payment Date, to that effect stating (a) the amount of such Additional Interest that is payable and (b) the date on which such interest is payable. Unless and until a Responsible Officer of the Trustee receives at the Corporate Trust Office such a certificate, the Trustee may assume without inquiry that no such Additional Interest is payable. The Trustee shall have no obligation to calculate or determine, or verify the Company’s calculations or determinations of, the amount of any Additional Interest payable by the Company under this Indenture. If the Company has paid Additional Interest directly to the Persons entitled to it, the Company shall deliver to the Trustee an Officer’s Certificate setting forth the particulars of such payment.

Section 4.07 Compliance Certificate and Opinions of Counsel.

(a) Except as otherwise expressly provided in this Indenture, upon any application or request by the Company to the Trustee, as applicable, to take any action under any provision of this Indenture or the other Indenture Documents, the Company shall furnish to the Trustee, as applicable, an Officer’s Certificate stating that all conditions precedent, if any, provided for in this Indenture and any applicable Indenture Documents relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with.

(b) Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture or any applicable Indenture Document shall include:

(i) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(iii) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(iv) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

(c) All applications, requests, certificates, statements or other instruments given under this Indenture shall be without personal recourse to any individual giving the same and may include an express statement to such effect.

Section 4.08 Reserved.

Section 4.09 Corporate Existence.

Subject to Article 8, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (charter and statutory) and franchises; provided, however, that the Company shall not be required to preserve any such right or franchise if, in the judgment of the Company, the preservation thereof is no longer desirable in the conduct of the business of the Company.

Section 4.10 Restriction on Resales.

The Company shall not, and shall procure that no “affiliate” (as defined under Rule 144) of the Company shall, resell any of the Notes that have been reacquired by the Company or any such “affiliate” (as defined under Rule 144).

Section 4.11 Further Instruments and Acts.

Upon request of the Trustee, the Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.

Section 4.12 Par Value Limitation.

The Company shall not take any action that, after giving effect to any adjustment pursuant to Article 3, would result in the issuance of shares of Common Stock for less than the par value of such shares of Common Stock.

Section 4.13 Company to Furnish Trustee Names and Addresses of Holders.

The Company will furnish or cause to be furnished to the Trustee (if not also the Registrar):

(a) semi-annually, not later than the 5th day after each Regular Record Date, a list, in such form as the Trustee may reasonably require, containing all the information in the possession or control of the Company, or any of its Paying Agents other than the Trustee, of the names and addresses of the Holders, as of such preceding Regular Record Date, and

(b) at such other times as the Trustee may request in writing, within 15 days after the receipt by the Company of any such request, a list of similar form and content as of a date the Trustee may reasonably require.

Section 4.14 Negative Covenants.

As long as any portion of the Notes remains outstanding, unless the Required Holders shall have otherwise given prior written consent, the Company shall not, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become liable for any Indebtedness that ranks senior in right of payment to the Notes; provided, however, that (i) the Company may incur Indebtedness that ranks pari passu with or subordinate in right of payment to the Notes and (ii) for the avoidance of doubt, nothing in this Section 4.14 shall restrict or prohibit any Subsidiary of the Company from creating, incurring, issuing, assuming, guaranteeing or otherwise becoming liable for any Indebtedness (including, without limitation, secured project financing or other Indebtedness incurred at the Subsidiary level in the ordinary course of such Subsidiary’s business). For the avoidance of doubt, the Holders of the Notes and the holders of other Obligations shall rank pari passu in right of payment with all other holders of unsecured, unsubordinated Indebtedness of the Company.

Section 4.15 Accounting Terms.

(a) Generally. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Indenture shall be prepared in conformity with, IFRS applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the audited financial statements of the Company and its Subsidiaries, except as otherwise specifically prescribed herein. Notwithstanding the foregoing, for purposes of determining compliance with any covenant (including the computation of any financial covenant) contained herein, (i) Indebtedness of the Company and its Subsidiaries shall be deemed to be carried at 100% of the outstanding principal amount thereof, and any election by the Company under IFRS 9 (or any successor or similar standard) to designate any financial liability as at fair value through profit or loss, and the effects of any bifurcation, split accounting or separate measurement of an embedded derivative or equity component of any convertible or compound financial instrument under IAS 32, IFRS 9 or any successor or similar standard, shall in each case be disregarded; (ii) all liability amounts shall be determined excluding any lease liability relating to any operating lease, all asset amounts shall be determined excluding any right-of-use asset relating to any operating lease, all amortization or depreciation amounts shall be determined excluding any amortization or depreciation of a right-of-use asset relating to any operating lease, and all interest amounts shall be determined excluding any deemed interest comprising a portion of fixed rent payable under any operating lease, in each case to the extent that such liability, asset, amortization, depreciation or interest pertains to a lease under which the Company or a member of its consolidated group is the lessee and would not have been classified and accounted for as an operating lease under IAS 17 (and thus would not have given rise to a lease liability or right-of-use asset under IFRS as in effect on the Issue Date had IFRS 16 not been adopted); and (iii) all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under IFRS 9 (or any successor or similar accounting standard having a similar result or effect) to measure any Indebtedness of the Company or any of its Subsidiaries at fair value.

(b) Changes in IFRS. If at any time any change in IFRS (including the issuance, amendment or withdrawal of any standard or interpretation by the International Accounting Standards Board or the IFRS Interpretations Committee) would affect the computation of any financial ratio or requirement set forth in any Indenture Document, and either the Company or the Holders of at least a majority of the aggregate principal amount of Notes then Outstanding shall so request, the Company shall in good faith determine an amended such ratio or requirement to preserve the original intent thereof in light of such change in IFRS (subject to the approval of the Holders of at least a majority of the aggregate principal amount of Notes then Outstanding); provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with IFRS as in effect immediately prior to such change therein and (ii) the Company shall provide to the Trustee financial statements and other documents required under this Indenture or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in IFRS.

Article 5

REMEDIES

Section 5.01 Events of Default.

Each of the following events shall be an “Event of Default”:

(a) the Company’s failure to pay the principal of or any premium, if any, on any Note when due and payable on the Maturity Date, on a Fundamental Change Repurchase Date, upon declaration of acceleration or otherwise;

(b) the Company’s failure to comply with its obligations under Article 3 to pay or deliver the Settlement Amount owing upon conversion of any Note within five calendar days;

(c) the Company’s failure to pay any interest on any Note when due, and such failure continues for a period of 30 days;

(d) the Company’s material failure to comply with any of its material obligations under the Purchase Agreement and such failure continues for 60 days after written notice from the Trustee or the Holders of at least 25% in principal amount of the Notes then Outstanding (a copy of which notice, if given by Holders, must also be given to the Trustee) has been received by the Company;

(e) the Company’s failure to issue a Fundamental Change Repurchase Notice in accordance with Section 11.02(b) or notice in accordance with the provisions of Section 3.01(b);

(f) the Company’s failure to perform any other covenant required by the Company in this Indenture (other than a covenant or agreement a default in whose performance or whose breach is specifically addressed in Sections 5.01(a) through (e) above) and such failure continues for 60 days after written notice from the Trustee or the Holders of at least 25% in principal amount of the Notes then Outstanding (a copy of which notice, if given by Holders, must also be given to the Trustee) has been received by the Company;

(g) any indebtedness for money borrowed by, or any other payment obligation of, the Company or any of its Subsidiaries that is a Significant Subsidiary of the Company (or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary of the Company), in an outstanding principal amount, individually or in the aggregate, in excess of $5 million (or its foreign currency equivalent at the time) (i) is not paid at final maturity, upon required repurchase, upon redemption or when otherwise due (except upon acceleration that does not result from such a failure to pay) or (ii) is accelerated or otherwise is declared due and payable, unless, in the case of this clause (ii), such indebtedness is discharged or the acceleration is cured, waived or rescinded within 30 days of the date on which such indebtedness was accelerated or was declared due and payable;

(h) the Company or any of its Subsidiaries that is a Significant Subsidiary of the Company (or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary of the Company), fails to pay one or more final and non-appealable judgments entered by a court or courts of competent jurisdiction, the aggregate uninsured or unbonded portion of which is in excess of $5 million, provided that, no Event of Default will be deemed to occur under this clause (h) if such judgments are paid, discharged or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished;

(i) the Company or any of its Significant Subsidiaries (or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary of the Company) (i) commences a voluntary case or other proceeding seeking the liquidation, reorganization or other relief with respect to the Company or such Significant Subsidiary or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect; (ii) seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or such Significant Subsidiary of the Company or any substantial part of the Company’s or such Significant Subsidiary of the Company’s property, (iii) consents to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, (iv) makes a general assignment for the benefit of creditors, or (v) fails generally to pay its debts as they become due; or

(j) an involuntary case or other proceeding is commenced against the Company or any of its Significant Subsidiaries (or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary of the Company) (i) seeking liquidation, reorganization or other relief with respect to the Company or such Significant Subsidiary of the Company or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or (ii) seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or such Significant Subsidiary of the Company or any substantial part of its property, and such involuntary case or other proceeding remains undismissed and unstayed for a period of 60 consecutive days.

Section 5.02 Acceleration; Rescission and Annulment.

(a) If an Event of Default (other than an Event of Default specified in Section 5.01(i) or Section 5.01(j) with respect to the Company) occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then Outstanding may declare 100% of the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes then Outstanding to be due and payable immediately. If an Event of Default specified in Section 5.01(i) or Section 5.01(j) with respect to the Company occurs, 100% of the principal of, premium, if any, and accrued and unpaid interest, if any, on all Notes shall automatically become immediately due and payable.

(b) Notwithstanding anything to the contrary in Section 5.02(a), Section 5.04 or any other provision of this Indenture, if, at any time after the principal of, and accrued and unpaid interest, if any, on, the Notes shall have been so declared due and payable in accordance with Section 5.02(a), and before any judgment or decree of a court of competent jurisdiction for the payment of the monies due shall have been obtained, and each of the conditions set forth in the immediately following clauses (i), (ii) and (iii) is satisfied:

(i) the Company delivers or deposits with the Trustee the amount of cash sufficient to pay all matured installments of principal and interest upon all the Notes, and the principal of and accrued and unpaid interest, if any, on all Notes which shall have become due otherwise than by acceleration (with interest on such principal and, to the extent that payment of such interest is enforceable under applicable law, on overdue installments of interest, at the rate or rates, if any, specified in the Notes to the date of such payment or deposit), and such amount as shall be sufficient to pay the Trustee its compensation and reimburse the Trustee for its reasonable expenses, disbursements and advances (including the fees and expenses of its agents and counsel);

(ii) rescission and annulment would not conflict with any judgment or decree of a court of competent jurisdiction; and

(iii) any and all Events of Default under this Indenture, other than the non-payment of the principal of the Notes that became due because of the acceleration, shall have been cured, waived or otherwise remedied as provided herein, then, the Required Holders, by written notice to the Company and to the Trustee, may waive all Defaults and Events of Default with respect to the Notes (except for any Default or Event of Default arising from (a) the Company’s failure to pay principal (including the Fundamental Change Repurchase Price), or any interest on, any Notes), (b) the Company’s failure to pay or deliver the Settlement Amounts due upon conversion of any Note within the applicable time period set forth under Section 3.03(a) or (c) the Company’s failure to comply with any provision of this Indenture the modification of which would require the consent of the Holder of each Outstanding Note affected) and may rescind and annul the declaration of acceleration resulting from such Defaults or Events of Default (except for any Default or Event of Default arising from (x) the Company’s failure to pay principal (including the Fundamental Change Repurchase Price) of, or any interest on, any Notes), (y) the Company’s failure to pay or deliver the Settlement Amounts due upon conversion of any Note within the applicable time period set forth under Section 3.03(a) or (z) the Company’s failure to comply with any provision of this Indenture the modification of which would require the consent of the Holder of each Outstanding Note affected) and their consequences; provided, that no such rescission or annulment will extend to or will affect any subsequent Default or Event of Default or shall impair any right consequent on such Default or Event of Default.

Section 5.03 Additional Interest.

(a) Notwithstanding Section 5.02, to the extent the Company elects, the sole remedy for an Event of Default under Section 5.01(f) relating to the Company’s failure to comply with Section 4.04 (such Event of Default, a “Reporting Event of Default”), will, for the 180 days after the occurrence of such Reporting Event of Default, consist exclusively of the right to receive Additional Interest at an annual rate equal to (i) 0.25% per annum of the principal amount of the Notes then Outstanding commencing on the date on which such a Reporting Event of Default first occurs and ending on the earlier of the date such Reporting Event of Default is cured or waived or the 90th day following the occurrence of such Reporting Event of Default and (ii) 0.50% per annum of the principal amount of such Notes outstanding commencing on the 91st day following the occurrence of such Reporting Event of Default (if such Reporting Event of Default is continuing on such 91st day) and ending on the earlier of the date such Reporting Event of Default is cured or waived or the 180th day following the occurrence of such Reporting Event of Default, in each case payable in the same manner and on the same dates as the stated interest payable on the Notes.

(b) Reserved.

(c) In order to elect to pay the Additional Interest as the sole remedy during the first 180 days after the occurrence of a Reporting Event of Default, the Company must notify all Holders of Notes, the Trustee and the Paying Agent in writing of such election on or before the Close of Business on the fifth Business Day prior to the date on which such Reporting Event of Default would otherwise occur. Upon the Company’s failure to timely give such notice of such election or to pay the Additional Interest when due, the Notes will be immediately subject to acceleration by declaration of the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes Outstanding as provided in Section 5.02. Nothing in this Section 5.03 shall affect the rights of Holders of Notes in the event of the occurrence of any other Event of Default.

Section 5.04 Waiver of Past Defaults.

Subject to Section 5.02(b), the Required Holders, by written notice to the Company and to the Trustee, may waive any Default or Event of Default (except for any Default or Event of Default arising from (a) the Company’s failure to pay principal of, or any interest on, any Notes), (b) the Company’s failure to pay or deliver the Settlement Amounts due upon conversion of any Note within the applicable time period set forth under Section 3.03(a), or (c) the Company’s failure to comply with any provision of this Indenture the modification of which would require the consent of the Holder of each Outstanding Note affected) and rescind any acceleration resulting from such Default or Event of Default and its consequences; provided, that no such waiver will extend to or will affect any subsequent Default or Event of Default or shall impair any right consequent on such Default or Event of Default.

Section 5.05 Control by Majority.

The Trustee will not be obligated to exercise any of its rights or powers at the request of the Holders unless such Holders have offered (and if requested, provided) to the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense. Subject to this Indenture, applicable law and the Trustee’s indemnification, the Required Holders may direct in writing the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes. The Trustee, however, may refuse to follow any direction that conflicts with law or this Indenture or that the Trustee determines is unduly prejudicial to the rights of any Holder (provided, however, that the Trustee shall not have an affirmative duty to determine whether any such direction is unduly prejudicial to any Holder).

Section 5.06 Limitation on Suits.

Subject to Section 5.07, no Holder will have any right to institute any proceeding under this Indenture, or for the appointment of a receiver or Trustee, or for any other remedy under this Indenture or with respect to the Notes unless:

(a) the Holder has previously delivered to the Trustee written notice of a continuing Event of Default;

(b) the Holders of at least 25% in aggregate principal amount of the then Outstanding Notes deliver to the Trustee a written request that the Trustee pursue a remedy with respect to such Event of Default and have offered (and if requested, provided) indemnity or security satisfactory to the Trustee to institute such proceeding as Trustee;

(c) the Trustee has failed to institute a proceeding within 60 days after such notice, request and offer; and

(d) the Trustee has not received from the Holders of a majority in aggregate principal amount of the then Outstanding Notes a direction inconsistent with such written request within 60 days after such notice, request and offer.

Section 5.07 Rights of Holders to Receive Payment and to Convert.

Notwithstanding anything to the contrary elsewhere in this Indenture, the above limitations set forth under Section 5.06 do not apply to a suit instituted by a Holder for the enforcement of a payment of the principal (including the Fundamental Change Repurchase Price, if applicable), or any accrued and unpaid interest on, any Note, on or after the applicable due date or the right to convert the Note or to receive the Settlement Amounts due upon conversion in accordance with Article 3, and such right to receive any such payment or delivery, as the case may be, on or after the applicable due dates shall not be impaired or affected without the consent of such Holder. Payments of the Fundamental Change Repurchase Price, principal and interest that are not made when due will accrue interest per annum at the then-applicable interest rate from the required payment date.

Section 5.08 Collection of Indebtedness; Suit for Enforcement by Trustee.

If an Event of Default specified in Section 5.01(a), 5.01(b), 5.01(c) or 5.01(d) occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal of, premium on, interest on, the Fundamental Change Repurchase Price for, and the Settlement Amounts due upon the conversion of, the Notes and such further amount as is sufficient to cover the costs and expenses of collection, including the compensation and reasonable expenses, disbursements and advances of the Trustee, its agents and counsel, as well as any other amounts that may be due under Section 10.06.

Section 5.09 Trustee May Enforce Claims Without Possession of Notes.

All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the compensation, and reasonable expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders in respect of which such judgment has been recovered.

Section 5.10 Trustee May File Proofs of Claim.

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable to have the claims of the Trustee and the Holders allowed in any judicial proceedings relative to the Company, its creditors or its property and, unless prohibited by law or applicable regulations, will be entitled to collect, receive and distribute any money or other property payable or deliverable on any such claims, and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and, in the event that the Trustee consents to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the compensation and reasonable expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 10.06. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 10.06 out of the estate in any such proceeding, will be denied for any reason, payment of the same will be secured by a lien on, and is paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding, whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained will be deemed to authorize the Trustee to authorize or consent to, or to accept or to adopt on behalf of any Holder, any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 5.11 Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

Section 5.12 Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Section 2.09, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 5.13 Delay or Omission Not a Waiver.

No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 5 or by law to the Trustee or to the Holders may be exercised from time to time and as often as may be deemed expedient by the Trustee (subject to the limitations contained in this Indenture) or by the Holders, as the case may be.

Section 5.14 Priorities.

If the Trustee collects any money or property pursuant to this Article 5, it will pay out the money or property in the following order:

FIRST: to the Trustee and each Agent, their respective agents and attorneys for amounts due under this Indenture and the Indenture Documents, including payment of all compensation, expenses and liabilities incurred, and all advances made, by the Trustee and the Agents, as applicable, and the costs and expenses of collection;

SECOND: to the Holders, for any amounts due and unpaid on the principal of, premium on, accrued and unpaid interest on, the Fundamental Change Repurchase Price for, and any cash due upon conversion of, any Note, without preference or priority of any kind, according to such amounts due and payable on all of the Notes; and

THIRD: the balance, if any, to the Company or to such other party as a court of competent jurisdiction directs.

The Trustee may fix a record date and payment date for any payment to the Holders pursuant to this Section 5.14. If the Trustee so fixes a record date and a payment date, at least 15 calendar days prior to such record date, the Trustee will deliver to each Holder (at the Company’s cost and expense) a written notice, which notice will state such record date, such payment date and the amount of such payment.

Section 5.15 Undertaking for Costs.

All parties to this Indenture agree, and each Holder, by such Holder’s acceptance of a Note, shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided, however, that the provisions of this Section 5.15 shall not apply to (i) any suit instituted by the Trustee, (ii) any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in aggregate principal amount of the Notes then Outstanding, (iii) any suit instituted by any Holder for the enforcement of the payment of the principal (including the Fundamental Change Repurchase Price) of, or any interest on, any Note on or after the applicable due date expressed or provided for in this Indenture, (iv) any suit for the enforcement of the right to convert any Note or to receive the Settlement Amounts due upon conversion of any Note in accordance with the provisions of Article 3, or (v) any suit for the enforcement of the right of a beneficial owner to exchange its beneficial interest in a Global Note for a Physical Note if an Event of Default has occurred and is continuing in accordance with Section 2.09.

Section 5.16 Waiver of Stay, Extension and Usury Laws.

The Company covenants that, to the extent that it may lawfully do so, it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company, to the extent that it may lawfully do so, hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will instead suffer and permit the execution of every such power as though no such law has been enacted.

Section 5.17 Notices from the Trustee.

If a Default occurs and is continuing and is actually known to a Responsible Officer of the Trustee, the Trustee must send notice of such Default to each Holder within 90 days after such Event of Default has occurred or after a Responsible Officer obtains actual knowledge. Except in the case of a Default in the payment of the principal of, premium, if any, or interest on any Note or of a Default in the payment or delivery of the Settlement Amounts due upon conversion of any Note, the Trustee may withhold notice if and so long as the Trustee in good faith determines that withholding notice is in the interests of the Holders (it is being understood that the Trustee does not have an affirmative duty to determine whether any action is not in the interest of any Holder).

Article 6

SATISFACTION AND DISCHARGE

Section 6.01 Discharge of Liability on Notes.

When (a) the Company shall deliver to the Registrar for cancellation all Notes theretofore authenticated (other than any Notes that have been destroyed, lost or stolen and in lieu of or in substitution for which other Notes shall have been authenticated and delivered) and not theretofore canceled, or (b) all the Notes not theretofore canceled or delivered to the Trustee for cancellation shall have become due and payable (whether on the Maturity Date, on any Fundamental Change Repurchase Price, upon conversion or otherwise) and the Company shall deposit with the Trustee, in trust, or deliver to the Holders, as applicable, an amount of cash (and, to the extent applicable, deliver to the Holders a number of shares of Common Stock to satisfy the Company’s obligations with respect to outstanding conversions), sufficient to pay all amounts due on all of such Notes (other than any Notes that shall have been mutilated, destroyed, lost or stolen and in lieu of or in substitution for which other Notes shall have been authenticated and delivered) not theretofore canceled or delivered to the Trustee for cancellation, including principal and interest due, accompanied, except in the event the Notes are due and payable solely in cash at the Maturity Date or upon an earlier Fundamental Change Repurchase Price, by a verification report as to the sufficiency of the deposited amount from an independent certified accountant or other financial professional reasonably satisfactory to the Trustee, and the Company shall have paid or caused to be paid all other sums payable hereunder by the Company, then this Indenture shall cease to be of further effect (except as to (i) rights hereunder of Holders to receive all amounts owing upon the Notes and the other rights, duties and obligations of Holders, as beneficiaries hereof with respect to the amounts, if any, so deposited with the Trustee and (ii) the rights, obligations, indemnities and immunities of the Trustee hereunder and the obligations of the Company in respect thereof), and the Trustee, on written demand of the Company accompanied by an Officer’s Certificate and an Opinion of Counsel and at the cost and expense of the Company, shall execute instruments acknowledging satisfaction and discharge of this Indenture. Notwithstanding the foregoing, the Company hereby agrees to reimburse the Trustee for any costs or expenses thereafter incurred by the Trustee, including the reasonable fees and expenses of its counsel, and to compensate the Trustee for any services thereafter rendered by the Trustee in connection with this Indenture or the Notes. For the avoidance of doubt, upon the satisfaction and discharge of the Indenture, the Holders of the Notes shall no longer have the right to convert their Notes and shall only be entitled to the payments of funds deposited with the Trustee, in trust.

Section 6.02 Deposited Monies to Be Held in Trust by Trustee.

Subject to Section 6.04, all monies deposited with the Trustee pursuant to Section 6.01 shall be held in trust for the sole benefit of the Holders of the Notes, and such monies shall be applied by the Trustee to the payment, either directly or through any Paying Agent (including the Company if acting as its own Paying Agent), to the Holders of the particular Notes for the payment of all sums or amounts due and to become due thereon for principal and interest, if any.

Section 6.03 Paying Agent to Repay Monies Held.

Upon the satisfaction and discharge of this Indenture, all excess monies or shares of Common Stock then held by any Paying Agent (if other than the Trustee) shall, upon written request of the Company, be repaid to it or paid to the Trustee, and thereupon such Paying Agent shall be released from all further liability with respect to such amounts.

Section 6.04 Reinstatement.

If the Trustee or the Paying Agent is unable to apply any monies in accordance with Section 6.02 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 6.01 until such time as the Trustee or the Paying Agent is permitted to apply all such amounts in accordance with Section 6.02; provided, however, that if the Company makes any payment of interest on, principal of or delivery in respect of any Note following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the monies held by the Trustee or Paying Agent.

Article 7

SUPPLEMENTAL INDENTURES

Section 7.01 Supplemental Indentures Without Consent of Holders.

Without the consent of any Holder, the Company (when authorized by a Board Resolution), and the Trustee, if applicable, at any time and from time to time, may enter into one or more indentures supplemental hereto or any modifications to the Indenture Documents, in form satisfactory to the Trustee, if applicable, for any of the following purposes:

(a) to cure any ambiguity, omission, defect or inconsistency in this Indenture or the Notes;

(b) to evidence the succession by a Successor Company, and to provide for the assumption by a Successor Company of the Company’s obligations under this Indenture;

(c) to add guarantees or guarantors, with respect to the Notes;

(d) to add to the Company’s covenants such further covenants, restrictions or conditions for the benefit of the Holders or surrender any right or power conferred upon the Company by this Indenture;

(e) to make any change that does not adversely affect the rights of any Holder; or

(f) upon the occurrence of an event described in Section 3.07(a), solely (i) to provide that such Notes are convertible into Reference Property, subject to the provisions in Sections 3.03 and 3.07, and (ii) to effect the related changes to the terms of such Notes under Section 3.07.

Section 7.02 Supplemental Indentures With Consent of Holders.

With the consent of the Required Holders (including, without limitation, consents obtained in connection with a purchase of, or tender or exchange offer for, Notes) and by Act of said Holders delivered to the Company and the Trustee, the Company, the Trustee, if applicable, may amend the Notes or enter into an indenture or indentures supplemental hereto or any modifications to the Indenture Documents for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or any Indenture Documents or of modifying in any manner the rights of the Holders under this Indenture or any Indenture Documents, and the Required Holders may waive the Company’s compliance with any provision herein without notice to the other Holders; provided, however, that no such amendment, supplement or waiver shall, without the consent of the Holder of each Outstanding Note affected thereby:

(a) change the stated Maturity Date of the principal of or any interest on the Notes;

(b) reduce the principal amount of or interest on the Notes;

(c) reduce the amount of principal payable upon acceleration of the Maturity Date of any Note;

(d) change the place or currency of payment of principal of or interest on any Note;

(e) reduce the Fundamental Change Repurchase Price for any Note or change the times at which, or the circumstances under which, the Notes may or will be repurchased by the Company;

(f) impair the right of any Holder to receive payment of principal of and interest on its Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on, or with respect to, such Holder’s Notes;

(g) modify the ranking provisions of this Indenture;

(h) make any change that impairs or adversely affects the right of Holders to convert their Notes; or

(i) make any change to the provisions of this Article 7 which require each Holder’s consent or in the waiver provisions in Section 5.04 of this Indenture except to increase the percentage required for modification, amendment or waiver or to provide for consent of each affected Holder of Outstanding Notes.

It shall not be necessary for any Act or consent of Holders under this Section 7.02 to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act or consent shall approve the substance thereof.

Section 7.03 Notice of Amendment or Supplement.

After an amendment or supplement under this Article 7 becomes effective, the Company shall provide to the Holders (with a copy to the Trustee) a written notice briefly describing such amendment or supplement. However, the failure to give such notice to all the Holders, or any defect in the notice, shall not impair or affect the validity of the amendment or supplement.

Section 7.04 Trustee to Sign Amendments, Etc.

The Trustee, as applicable, shall sign any amendment or supplement authorized pursuant to this Article 7 if the amendment or supplement does not adversely affect the rights, duties, liabilities, immunities or indemnities of the Trustee, as applicable. If it does, the Trustee, as applicable, may, but need not, sign it. In signing or refusing to sign such amendment or supplement, the Trustee shall receive, and shall be fully protected in conclusively relying upon, an Officer’s Certificate and an Opinion of Counsel provided at the expense of the Company providing that such amendment or supplement is authorized or permitted by this Indenture and any applicable Indenture Documents and, with respect to such Opinion of Counsel, such amendment or supplement is a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

Article 8

SUCCESSOR COMPANY

Section 8.01 Company May Consolidate, Etc. on Certain Terms.

Subject to the provisions of Section 8.03, the Company shall not consolidate with, enter into a binding share exchange with, or merge with or into, another Person or sell, assign, convey, transfer, lease or otherwise dispose, in one transaction or a series of transaction, all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to another Person (a “Business Combination Event”), unless:

(a) the resulting, surviving transferee or successor Person (the “Successor Company”), if not the Company, is a corporation organized and existing under the laws of the U.S., any state of the U.S. or the District of Columbia and at or before the effective time of such Business Combination Event, the Successor Company expressly assumes, by supplemental indenture, joinder, amendment or otherwise, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Company under the Notes, this Indenture and the other Indenture Documents;

(b) immediately after giving effect to such Business Combination Event, no Default or Event of Default shall have occurred and be continuing under this Indenture with respect to the Notes; and

(c) all other conditions specified in this Article 8 are met.

Upon any such Business Combination Event, the Successor Company (if not the Company) shall succeed to, and may exercise every right and power of the Company under this Indenture.

Section 8.02 Successor Corporation to Be Substituted.

In case of any such Business Combination Event and upon the assumption by the Successor Company (if other than the Company), by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the due and punctual payment of the principal of and premium (including any Fundamental Change Repurchase Price), if any, and accrued and unpaid interest, if any, on all of the Notes, the due and punctual payment or delivery of any Settlement Amount due upon conversion of the Notes and the due and punctual performance of all of the covenants and conditions of this Indenture and the other Indenture Documents to be performed by the Company under this Indenture and the other Indenture Documents, such Successor Company shall succeed to and be substituted for, and may exercise every right and power of, the Company under this Indenture, with the same effect as if it had been named herein as the party of the first part; provided, however, that in the case of a sale, assignment, conveyance, transfer, lease or other disposition to one or more of its Subsidiaries of all or substantially all of the properties and assets of the Company, the Notes will remain convertible based on the Settlement Amount, in accordance with Section 3.03, but subject to adjustment (if any) in accordance with Section 3.06. Such Successor Company thereupon may cause to be signed, and may issue either in its own name or in the name of the Company any or all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of such Successor Company instead of the Company and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate and shall deliver, or cause to be authenticated and delivered, any Notes that previously shall have been signed and delivered by the Officers of the Company to the Trustee for authentication, and any Notes that such Successor Company thereafter shall cause to be signed and delivered to the Trustee for that purpose. All the Notes so issued shall in all respects have the same legal rank and benefit under this Indenture as the Notes theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Notes had been issued at the date of the execution hereof. In the event of such Business Combination Event (but not in the case of a lease), the Person named as the “Company” in the first paragraph of this Indenture or any successor that shall thereafter have become such in the manner prescribed in this Article 8 may be dissolved, wound up and liquidated at any time thereafter and, except in the case of a lease, such Person shall be released from its liabilities as obligor and maker of the Notes and from its obligations under this Indenture.

In case of any such Business Combination Event, such changes in phraseology and form (but not in substance) may be made in the Notes thereafter to be issued as may be appropriate.

Section 8.03 Officer’s Certificate and Opinion of Counsel to Be Given to Trustee.

In the case of any such Business Combination Event pursuant to Section 8.01, at or before the effective time of the Business Combination Event, the Trustee shall receive an Officer’s Certificate and an Opinion of Counsel stating that any such Business Combination Event and any such assumption and, if a supplemental indenture, joinder, amendment or other documentation is required in connection with such transaction, such supplemental indenture, joinder, amendment or other documentation, complies with the provisions of this Indenture and an Opinion of Counsel stating that any such supplemental indenture, joinder, amendment or other documentation is the valid, binding and enforceable obligation of the Successor Company.

Article 9

REDEMPTION AT ELECTION OF COMPANY

Section 9.01 Redemption at Election of Company.

(a) Subject to the provisions of this Article 9, the Company has the right, at its election, to redeem all, or any portion of the Notes, at any time, and from time to time, on or after June 15, 2029 and on or before the 20th VWAP Trading Day immediately before the Maturity Date, but only if (i) (A) it would settle the conversion of any Notes on the date of the applicable notice of redemption pursuant to Section 3.03(c) or (B) the shares of Common Stock issuable upon conversion of any Notes on the date of the applicable notice of redemption would be Freely Tradable as of such date and (ii) the Daily VWAP for at least 20 VWAP Trading Days (whether or not consecutive) out of 30 consecutive VWAP Trading Days ending on, and including the VWAP Trading Day immediately before the applicable notice of redemption, exceeds 150% of the Conversion Price (subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the Issue Date). The redemption price for any redemption of Notes pursuant to this Article 9 shall be equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date.

(b) Notwithstanding the foregoing, any Holder that elects to convert its Notes following delivery of a Redemption Notice and prior to the applicable redemption date shall be entitled to receive, in respect of such conversion, a Conversion Rate equal to the greater of (i) the As-Adjusted Coupon Make-Whole Conversion Rate and (ii) the As-Adjusted Table Make-Whole Conversion Rate, in each case determined as if the redemption constituted a Make-Whole Fundamental Change with a Make-Whole Fundamental Change Effective Date equal to the date of the Redemption Notice and a Stock Price equal to the Closing Sale Price of the Common Stock on the Trading Day immediately preceding the date of the Redemption Notice, and the provisions of Section 3.06 (including Section 3.06(c)) shall apply mutatis mutandis to any such conversion.

Section 9.02 Election to Redeem; Notices to Registrar, Trustee and Paying Agents.

If the Company elects to redeem Notes pursuant to Section 9.01, at least 10 days prior to the redemption date but not more than 65 days before the redemption date, the Company shall notify the Registrar, the Trustee, and the relevant Paying Agent in writing of the redemption date, the principal amount of the Notes to be redeemed and the conditions precedent to such redemption (if any), and deliver to the Trustee an Officer’s Certificate stating that such redemption will comply with the conditions contained in the terms of this Article 9. Except as provided in the penultimate paragraph of Section 9.04 and the first proviso in Section 9.05, notice given to the Registrar, the Trustee and the relevant Paying Agent pursuant to this Section 9.02 may not be revoked after the time that notice is given to Holders pursuant to Section 9.04.

Section 9.03 Selection by Trustee of Notes to be Redeemed.

If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes to be redeemed are listed or, if such Notes are not so listed, on a pro rata basis, or by lot, or by such other method as the Trustee shall deem appropriate (and in the case of global Notes, in accordance with the Applicable Procedures); provided that no Notes with a principal amount of $1,000 or less shall be redeemed in part. For all purposes of this Indenture unless the context otherwise requires, provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption. Redemption amounts shall only be paid upon presentation and surrender of any such Notes to be redeemed to the Trustee at its Corporate Trust Office.

Section 9.04 Notice of Redemption.

At least 10 days, and no more than 60 days, before a redemption date, the Company shall send, or cause to be sent, a notice of redemption electronically or by first-class mail to each Holder to be redeemed at its last address as the same appears on the registry books maintained by the Registrar pursuant to Section 2.06 or electronically in the case of Global Notes.

The notice shall identify the Notes to be redeemed (including the CUSIP and/or ISIN numbers thereof) and shall state:

(a) the redemption date;

(b) the redemption price and accrued interest to be paid;

(c) if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the redemption date and upon surrender of such Note, a new Note or Notes of the same series in principal amount equal to the unredeemed portion will be issued;

(d) the name and address of the Paying Agent;

(e) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(f) that unless the Company defaults in making the redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture, interest on Notes called for redemption ceases to accrue on and after the redemption date;

(g) the aggregate principal amount of such Notes that are being redeemed;

(h) any conditions precedent to such redemption in reasonable detail; and

(i) that no representation is made as to the correctness or accuracy of the CUSIP or ISIN numbers printed in the notice or on the Notes, and that reliance may be placed only on the other identification numbers printed on the Notes.

At the Company’s written request made at least 10 Business Days prior to the date on which notice is to be given (unless a shorter period shall be agreed to in writing by the Trustee), together with the notice of redemption to be given, the Trustee shall give the notice of redemption in the Company’s name and at the Company’s sole expense. The Company may provide in such notice that payment of the redemption price and performance of the Company’s obligations with respect to such redemption may be performed by another Person.

If any notice of redemption is subject to one or more conditions precedent, any such redemption may be rescinded in whole and not in part at any time prior to the close of business on the Business Day prior to the redemption date if the Company delivers an Officer’s Certificate to the Trustee describing the failure of the condition in reasonable detail and rescinding the redemption. The Trustee shall promptly provide a copy of such Officer’s Certificate to the Holders in the same manner in which the notice of redemption was given.

The Company’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Section 9.05 Effect of Notice of Redemption.

Once the notice of redemption described in Section 9.04 is sent and subject to the proviso to this sentence, Notes called for redemption become due and payable on the redemption date and at the redemption price plus interest accrued to the redemption date; provided, however, that any redemption and notice thereof pursuant to this Indenture may, in the Company’s discretion, be subject to the satisfaction of one or more conditions precedent described in such notice, including, but not limited to, the completion of any related transaction, and in which case if and/or to the extent such condition(s) precedent is/are not satisfied the Company shall have no obligation to redeem Notes on such redemption date. Upon surrender to the Paying Agent, such Notes shall be paid at the redemption price, plus interest accrued to the redemption date; provided that if the redemption date is after a regular record date and on or prior to the interest payment date, the accrued interest shall be payable to the Holder of the redeemed Notes registered on the relevant record date; and provided, further, that if a redemption date is not a Business Day, payment shall be made on the next succeeding Business Day and no interest shall accrue for the period from such Redemption Date to such succeeding Business Day.

Section 9.06 Deposit of Redemption Price.

On or prior to 10:00 A.M., New York City time, on the applicable redemption date, the Company shall deposit with the Paying Agent U.S. Dollars or other applicable currency sufficient to pay the redemption price of, including premium, if any, and accrued interest on any and all Notes to be redeemed on that date (other than Notes or portions thereof called for redemption on that date which have been delivered by the Company to the Trustee for cancellation).

On and after any redemption date, if money sufficient to pay the redemption price of, including premium, if any, and accrued interest on all Notes called for redemption shall have been made available in accordance with the immediately preceding paragraph, the Notes called for redemption will cease to accrue interest and the only right of the Holders will be to receive payment of the redemption price of and, subject to the second proviso in Section 9.05, accrued and unpaid interest on the Notes to the redemption date. If any Note surrendered for redemption shall not be so paid, interest will be paid, from the redemption date until such redemption payment is made, on the unpaid principal of the Note and (to the extent permitted by applicable law) any interest not paid on such unpaid principal, in each case at the rate and in the manner provided in the Note.

Section 9.07 Notes Redeemed in Part.

Upon surrender of a Note that is redeemed in part, the Company shall execute and, upon receipt of a written order of the Company in the form of an Officer’s Certificate, the Trustee shall authenticate for the Holder thereof a new Note equal in principal amount to the unredeemed portion of the Note surrendered.

Section 9.08 Covenant to Comply with Applicable Laws Upon Redemption of Notes.

In connection with any redemption of Notes pursuant to this Article 9, the Company will, if required:

(a) comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

(b) file a Schedule TO or any other required schedule under the Exchange Act;

in each case, so as to permit the rights and obligations under this Article 9 to be exercised in the time and in the manner specified in this Article 9. To the extent that any securities laws and regulations conflict with the provisions of this Indenture with respect to the repurchase of Notes, the Company shall be deemed not to be in breach of this Indenture as a result of compliance therewith.

The Company may appoint a tender agent in connection with such redemption, in which case such tender agent shall be the Paying Agent in connection with such redemption.

Article 10

THE TRUSTEE

Section 10.01 Duties and Responsibilities of Trustee.

(a) The Trustee, prior to the occurrence of an Event of Default and after the curing of all Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee. In case an Event of Default has occurred (which has not been cured or waived), the Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care in its exercise as a prudent person would use in the conduct of his or her own affairs.

(b) Prior to the occurrence of an Event of Default and after the curing or waiving of all Events of Default which may have occurred:

(i) the duties and obligations of the Trustee shall be determined solely by the express provisions of this Indenture and applicable law, and the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of gross negligence on the part of the Trustee, the Trustee may conclusively rely as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but, in the case of any such certificates or opinions which by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of any mathematical calculations or other facts stated therein).

(c) No provision of this Indenture shall be construed to relieve the Trustee from liability for its own grossly negligent action, its own grossly negligent failure to act or its own willful misconduct, except that:

(i) this subsection (c) does not limit the effect of this Section 10.01;

(ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Officers of the Trustee, unless the Trustee was grossly negligent in ascertaining the pertinent facts; and

(iii) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the written direction of the Required Holders determined as provided in Section 1.03 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee under this Indenture;

(d) Whether or not therein provided, every provision of this Indenture relating to the conduct or affecting the liability of, or affording protection to, the Trustee shall be subject to the provisions of this Section 10.01 and Section 10.02.

(e) The Trustee shall not be liable in respect of any payment (as to the correctness or calculation of amount, entitlement to receive or any other matters relating to payment) or notice effected by the Company or any Paying Agent or any records maintained by any co-Registrar with respect to the Notes.

(f) If any party fails to deliver a notice relating to an event the fact of which, pursuant to this Indenture, requires notice to be sent to the Trustee, the Trustee may conclusively rely on its failure to receive such notice as reason to act as if no such event occurred.

(g) None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers if there is reasonable ground for believing that the repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

Section 10.02 Rights of the Trustee.

(a) The Trustee may conclusively rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, judgment, bond, debenture, note, coupon or other evidence of indebtedness or other paper or document (whether in its original, electronic or facsimile form) believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties, not only as to due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein.

(b) Any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by an Officer’s Certificate (unless other evidence in respect thereof be herein specifically prescribed); and any resolution of the Board of Directors may be evidenced to the Trustee by a Board Resolution.

(c) The Trustee may consult with counsel of its own selection and any advice or Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel.

(d) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of any of the Holders pursuant to the provisions of this Indenture (including upon the occurrence and during the continuance of an Event of Default), unless such Holders shall have offered (and if requested, provided) to the Trustee indemnity or security satisfactory to the Trustee against any loss, expenses and liabilities which may be incurred therein or thereby.

(e) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, judgment, bond, debenture other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney (at the reasonable expense of the Company and shall incur no liability of any kind by reason of such inquiry or investigation).

(f) The Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed by it with due care hereunder.

(g) The Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture.

(h) In no event shall the Trustee be responsible or liable for special, indirect, consequential, incidental or punitive loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(i) The Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by a Responsible Officer of the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Notes and the Indenture.

(j) The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and other Person employed to act hereunder.

(k) The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

(l) The Trustee may request that the Company deliver an Officer’s Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.

(m) The permissive authorizations, entitlements, powers and rights granted to the Trustee in this Indenture shall not be construed as duties.

(n) The Trustee shall not be obligated to take possession of any Common Stock, whether upon payment of Stock Interest, conversion or in connection with any discharge of this Indenture pursuant to Article 3 hereof, but shall satisfy its obligation as Conversion Agent by working through the stock transfer agent of the Company from time to time as directed by the Company.

(o) The Trustee shall have no obligation to monitor the terms of or enforce the Registration Rights Agreement.

Section 10.03 Trustee’s Disclaimer.

The recitals contained herein and in the Notes (except in the Trustee’s certificate of authentication) shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representations as to the validity or sufficiency of this Indenture, the Notes or any other Indenture Document. The Trustee shall not be accountable for the use or application by the Company of any Notes or the proceeds of any Notes authenticated and delivered by the Trustee under this Indenture and the Trustee shall not be responsible for any statement of the Company in this Indenture or in any document issued in connection with the sale of the Notes.

Section 10.04 Trustee or Agents May Own Notes.

The Trustee or any Agent, in its individual or any other capacity, may become the owner or pledgee of Notes with the same rights it would have if it were not Trustee or Agent.

Section 10.05 Monies to be Held in Trust.

Subject to the provisions of Section 6.02, all monies and properties received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received. Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on or the investment of any money received by it hereunder except as may be agreed in writing from time to time by the Company and the Trustee.

Section 10.06 Compensation and Expenses of Trustee.

The Company covenants and agrees to pay to the Trustee and Agent from time to time, and the Trustee and Agent shall be entitled to, such compensation for all services rendered by it hereunder in any capacity (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) as mutually agreed to from time to time in writing between the Company and the Trustee and Agent, and the Company will pay or reimburse the Trustee and Agent upon its request for all reasonable expenses, disbursements and advances reasonably incurred or made by the Trustee and Agent in accordance with any of the provisions of this Indenture or any other Indenture Document (including the reasonable compensation and the expenses and disbursements of its counsel and of all Persons not regularly in its employ) except any such expense, disbursement or advance as may arise from its own gross negligence or willful misconduct, as determined by a final order of a court of competent jurisdiction.

The Company also covenants to indemnify each of the Trustee and the Agents (and their respective officers, directors and employees), in any capacity under this Indenture and their respective agents for, and to hold each of them harmless from and against, any and all loss, liability, action, suit, claim, damage, cost or expense incurred without gross negligence or willful misconduct, as determined by a final order of a court of competent jurisdiction on its own part and arising out of or in connection with the acceptance or administration of this trust and the performance of its duties and/or the exercise of its rights hereunder or in any other capacity hereunder or under any Indenture Document, including the costs and expenses (including attorneys’ fees) of defending itself against any claim (whether asserted by the Company, a Holder or any other Person) of liability in the premises, including those incurred with respect to enforcement of its right to indemnity hereunder. The Trustee and the Agents shall notify the Company promptly of any third party claim for which it may seek indemnity. Failure by the Trustee and the Agents to so notify the Company shall not relieve the Company of its obligations hereunder. The Company shall defend such claim and the Trustee and the Agents shall cooperate in the defense. The Trustee and the Agents may have separate counsel and the Company shall pay the reasonable fees and expenses of such counsel. The Company need not pay for any settlement made without its consent (such consent not to be unreasonably withheld).

The obligations of the Company under this Section 10.06 to compensate or indemnify the Trustee, and the Agents and to pay or reimburse the Trustee for expenses, disbursements and advances shall be secured by a first lien prior to that of the Notes upon all property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of the Holders of particular Notes. The obligation of the Company under this Section 10.06 shall survive the payment of the Notes, the satisfaction and discharge of this Indenture and/or the resignation or removal of the Trustee and Agent.

When the Trustee, any Agent, and any of their respective agents incur expenses or render services after an Event of Default specified in Section 5.01(i) and 5.01(j) with respect to the Company occurs, the expenses and the compensation for the services are intended to constitute administrative expenses for purposes of priority under any bankruptcy, insolvency or similar laws.

Section 10.07 Officer’s Certificate or Opinion of Counsel as Evidence.

Subject to Section 10.01, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by an Officer’s Certificate and/or Opinion of Counsel delivered to the Trustee.

Section 10.08 Conflicting Interests of Trustee.

If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, this Indenture.

Section 10.09 Eligibility of Trustee.

There shall at all times be a Trustee hereunder which shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such and has a combined capital and surplus of at least $50,000,000 (or if such Person is a member of a bank holding company system, its bank holding company shall have a combined capital and surplus of at least $50,000,000). If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of any supervising or examining authority, then for the purposes of this Section 10.09 the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 10.09, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 10.10 Resignation or Removal of Trustee.

(a) The Trustee may at any time resign by giving 30 days’ prior written notice of such resignation to the Company and to the Holders of Notes. Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee. If no successor trustee shall have been so appointed and have accepted appointment thirty (30) days after such notice of resignation is given to the Company and the Holders, the resigning Trustee may, upon ten (10) Business Days’ notice to the Company and the Holders, petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor trustee, or, if any Holder who has been a bona fide Holder of a Note or Notes for at least six (6) months may, subject to the provisions of Section 5.15, on behalf of himself and all others similarly situated, petition any such court for the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

(b) In case at any time any of the following shall occur:

(i) the Trustee shall fail to comply with Section 10.08 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Note or Notes for at least six (6) months; or

(ii) the Trustee shall cease to be eligible in accordance with the provisions of Section 10.09 and shall fail to resign after written request therefor by the Company or by any such Holder; or

(iii) the Trustee shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation;

then, in any such case, the Company may remove the Trustee by 30 days’ written notice and appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor trustee, or, subject to the provisions of Section 5.15, any Holder who has been a bona fide Holder of a Note or Notes for at least six (6) months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor trustee; provided, however, that if no successor Trustee shall have been appointed and have accepted appointment thirty (30) days after either the Company or the Holders has removed the Trustee, the Trustee so removed may petition at the Company’s expense any court of competent jurisdiction for an appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor trustee.

(c) The Required Holders may at any time remove the Trustee upon 30 days’ prior written notice and nominate a successor trustee which shall be deemed appointed as successor trustee unless, within ten (10) days after notice to the Company of such nomination, the Company objects thereto, in which case the Trustee so removed or any Holder, or if such Trustee so removed or any Holder fails to act, the Company, upon the terms and conditions and otherwise as in Section 10.10(a) provided, may petition (at the expense of the Company) any court of competent jurisdiction for an appointment of a successor trustee.

(d) Any resignation or removal of the Trustee and appointment of a successor trustee pursuant to any of the provisions of this Section 10.10 shall become effective upon acceptance of appointment by the successor trustee as provided in Section 10.11.

Section 10.11 Acceptance by Successor Trustee.

Any successor trustee appointed as provided in Section 10.10 shall execute, acknowledge and deliver to the Company and to its predecessor trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor hereunder, with like effect as if originally named as trustee herein; but, nevertheless, on the written request of the Company or of the successor trustee, the trustee ceasing to act shall, upon payment of any amount then due it pursuant to the provisions of Section 10.06, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon request of any such successor trustee, the Company shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Any trustee ceasing to act shall, nevertheless, retain a lien upon all property and funds held or collected by such trustee as such.

No successor trustee shall accept appointment as provided in this Section 10.11 unless, at the time of such acceptance, such successor trustee shall be qualified under the provisions of Section 10.08 and be eligible under the provisions of Section 10.09.

Upon acceptance of appointment by a successor trustee as provided in this Section 10.11, the Company (or the former trustee, at the written direction of the Company) shall give or cause to be given notice of the succession of such trustee hereunder to the Holders of Notes in accordance with Section 13.07. If the Company fails to give such notice within ten (10) days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be given at the expense of the Company.

Section 10.12 Succession by Merger, Etc.

Any entity into which the Trustee may be merged or exchanged or with which it may be consolidated, or any corporation resulting from any sale, merger, exchange or consolidation to which the Trustee shall be a party, or any entity succeeding to all or substantially all of the corporate trust business of the Trustee (including any trust created by this Indenture), shall be the successor to the Trustee hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that in the case of any entity succeeding to all or substantially all of the corporate trust business of the Trustee, such corporation shall be qualified under the provisions of Section 10.08 and eligible under the provisions of Section 10.09.

In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture, any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee or authenticating agent appointed by such predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee or any authenticating agent appointed by such successor trustee may authenticate such Notes in the name of the successor trustee; and in all such cases such certificates shall have the full force that is provided in the Notes or in this Indenture; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or authenticate Notes in the name of any predecessor Trustee shall apply only to its successor or successors by merger, exchange or consolidation.

Section 10.13 Preferential Collection of Claims.

To the extent that this Indenture has been qualified under the Trust Indenture Act, if and when the Trustee shall be or become a creditor of the Company (or any other obligor upon the Notes), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of the claims against the Company (or any such other obligor).

Section 10.14 Trustee’s Application for Instructions from the Company.

Any application by the Trustee for written instructions from the Company (other than with regard to any action proposed to be taken or omitted to be taken by the Trustee that affects the rights of the Holders of the Notes under this Indenture) may, at the option of the Trustee, set forth in writing any action proposed to be taken or omitted by the Trustee under this Indenture and the date on and/or after which such action shall be taken or such omission shall be effective. The Trustee shall not be liable for any action taken by, or omission of, the Trustee in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three (3) Business Days after the date any Officer of the Company actually receives such application, unless any such Officer shall have consented in writing to any earlier date) unless prior to taking any such action (or the effective date in the case of an omission), the Trustee shall have received written instructions in response to such application specifying the action to be taken or omitted.

Article 11

REPURCHASE OF NOTES AT OPTION OF HOLDERS

Section 11.01 Repurchase at Option of Holders Upon a Fundamental Change.

(a) If a Fundamental Change occurs at any time prior to the Maturity Date, each Holder shall have the right, at such Holder’s option, to require the Company to repurchase for cash all of such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000.00 in excess thereof, on the date (the “Fundamental Change Repurchase Date”) specified by the Company that is not less than 20 nor more than 35 calendar days following the date of the Fundamental Change Company Notice (subject to extension to comply with applicable law), at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but not including, the Fundamental Change Repurchase Date (the “Fundamental Change Repurchase Price”), unless the Fundamental Change Repurchase Date falls after a Regular Record Date but on or prior to the Interest Payment Date to which such Regular Record Date relates, in which case the Company shall instead pay the full amount of accrued and unpaid interest to Holders of record as of such Regular Record Date, and the Fundamental Change Repurchase Price shall be equal to 100% of the principal amount of Notes to be purchased pursuant to this Article 11.

(b) Repurchases of Notes under this Section 11.01 shall be made, at the option of the Holder thereof, upon:

(i) delivery to the Paying Agent by a Holder of a duly completed notice (the “Fundamental Change Repurchase Notice”) in the form set forth in Attachment 4 to the Form of Note attached hereto as Exhibit A, if the Notes are Physical Notes, or in compliance with the Applicable Procedures for surrendering interests in Global Notes, if the Notes are Global Notes, in each case on or before the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date; and

(ii) delivery of the Notes, if the Notes are Physical Notes, to the Paying Agent on or before the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date (together with all necessary endorsements for transfer) at the Corporate Trust Office of the Paying Agent, or book-entry transfer of the Notes, if the Notes are Global Notes, in compliance with the Applicable Procedures, in each case such delivery being a condition to receipt by the Holder of the Fundamental Change Repurchase Price therefor.

The Fundamental Change Repurchase Notice in respect of any Notes to be repurchased shall state:

A.	in the case of Physical Notes, the certificate numbers of the Notes to be delivered for repurchase;

B.	the portion of the principal amount of Notes to be repurchased, which must be $1,000 or an integral multiple of $1,000.00 in excess thereof; and

C.	that the Notes are to be repurchased by the Company pursuant to the applicable provisions of the Notes and this Indenture;

provided, however, that if the Notes are Global Notes, the Fundamental Change Repurchase Notice must comply with the Applicable Procedures.

Notwithstanding anything herein to the contrary, any Holder delivering to the Paying Agent the Fundamental Change Repurchase Notice contemplated by this Section 11.01 shall have the right to withdraw, in whole or in part, such Fundamental Change Repurchase Notice at any time prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date by delivery of a written notice of withdrawal to the Paying Agent in accordance with Section 11.02.

If a Holder has already delivered a Fundamental Change Repurchase Notice with respect to a Note, such Holder may not surrender such Note for conversion until such Holder has validly withdrawn such Fundamental Change Repurchase Notice (or, in the case of a Global Note, has complied with the Applicable Procedures with respect to such a withdrawal) in accordance with the terms of Section 11.02.

The Paying Agent shall promptly notify the Company of the receipt by it of any Fundamental Change Repurchase Notice or written notice of withdrawal thereof.

(c) On or before the 20th calendar day after the occurrence of a Fundamental Change, the Company shall provide to all Holders of Notes, the Trustee, the Conversion Agent (if other than the Trustee) and the Paying Agent (if other than the Trustee) a written notice (the “Fundamental Change Company Notice”) of the occurrence of the Fundamental Change and of the repurchase right at the option of the Holders arising as a result thereof. In the case of Physical Notes, such notice shall be by first class mail or, in the case of Global Notes, such notice shall be delivered in accordance with the Applicable Procedures.

Each Fundamental Change Company Notice shall specify:

(i) the events causing the Fundamental Change;

(ii) the effective date of the Fundamental Change;

(iii) the last date on which a Holder may exercise the repurchase right pursuant to this Article 11;

(iv) the Fundamental Change Repurchase Price;

(v) the Fundamental Change Repurchase Date;

(vi) the name and address of the Paying Agent and the Conversion Agent (if other than the Trustee), if applicable;

(vii) the Conversion Rate and any adjustments to the Conversion Rate;

(viii) that the Notes with respect to which a Fundamental Change Repurchase Notice has been delivered by a Holder may be converted only if the Holder validly withdraws the Fundamental Change Repurchase Notice in accordance with the terms of this Indenture (or, in the case of a Global Note, complies with the Applicable Procedures with respect to such a withdrawal);

(ix) the procedures that Holders must follow to require the Company to repurchase their Notes; and

(x) the CUSIP numbers and the statement required in Section 2.14 hereto.

Simultaneously with providing such Fundamental Change Company Notice, the Company shall issue a press release containing such information, disclose the information in a Current Report on Form 6-K or post such information on the Company’s website.

At the Company’s written request, the Trustee shall give such notice in the Company’s name and at the Company’s expense; provided, however, that, in all cases, the text of such Fundamental Change Company Notice shall be prepared by the Company. In such a case, the Company shall deliver such notice to the Trustee at least three Business Days prior to the date that the notice is required to be given to the Holders (unless a shorter notice period shall be agreed to by the Trustee), together with Officer’s Certificate requesting that the Trustee give such notice.

Such notice shall be delivered to the Trustee, to the Paying Agent (if other than the Trustee) and to each Holder at its address shown in the Register (and to the beneficial owner as required by applicable law) or, in the case of Global Notes, in accordance with the Applicable Procedures.

No failure of the Company to give the foregoing notices and no defect therein shall limit the Holders’ repurchase rights or affect the validity of the proceedings for the repurchase of the Notes pursuant to this Section 11.01.

(d) Notwithstanding the foregoing, no Notes may be repurchased by the Company on any date at the option of the Holders upon a Fundamental Change if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date (except in the case of an acceleration resulting from a Default by the Company in the payment of the Fundamental Change Repurchase Price with respect to such Notes). The Paying Agent will promptly return to the respective Holders thereof any Physical Notes held by it during the acceleration of the Notes (except in the case of an acceleration resulting from a Default by the Company in the payment of the Fundamental Change Repurchase Price with respect to such Notes), or any instructions for book-entry transfer of the Notes in compliance with the Applicable Procedures shall be deemed to have been cancelled, and, upon such return or cancellation, as the case may be, the Fundamental Change Repurchase Notice with respect thereto shall be deemed to have been withdrawn.

Notwithstanding anything to the contrary in this Section 11.01, the Company shall not be required to repurchase, or to make an offer to repurchase, Notes upon a Fundamental Change if:

(i) a third party makes the offer in the manner, at the times, and otherwise in compliance with the requirements set forth in this Indenture applicable to an offer by the Company to repurchase Notes upon a Fundamental Change and such third party purchases all Notes validly tendered and not withdrawn upon such offer in the manner and otherwise in compliance with such requirements; or

(ii) pursuant to clause (ii) of the definition of Change of Control (or a Fundamental Change pursuant to clause (i) of the definition of Change of Control which also results in a Fundamental Change pursuant to clause (ii) of the definition of Change of Control), if (i) such Fundamental Change results in the Notes becoming convertible (pursuant to the provisions described in Section 3.07) into an amount of cash per Note that is greater than (x) the Fundamental Change Repurchase Price (assuming the maximum amount of accrued interest would be payable based on the latest possible Fundamental Change Repurchase Date), plus (y) to the extent that such latest possible Fundamental Change Repurchase Date is after a Regular Record Date and on or prior to the Business Day immediately following the corresponding Interest Payment Date, the full amount of interest payable per Note on such Interest Payment Date and (ii) the Company provides timely notice of the Holders’ right to convert their Notes based on such Fundamental Change as described in Section 3.01(b)(ii).

Section 11.02 Withdrawal of Fundamental Change Repurchase Notice.

A Fundamental Change Repurchase Notice may be withdrawn (in whole or in part) by means of a written notice of withdrawal delivered to the applicable Paying Agent in accordance with this Section 11.02 at any time prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date, specifying:

(a) the principal amount of the Notes with respect to which such notice of withdrawal is being submitted, which portion must be in principal amounts of $1,000 or an integral multiple of $1,000.00 in excess thereof,

(b) if Physical Notes have been issued, the certificate number of the Note in respect of which such notice of withdrawal is being submitted, and

(c) the principal amount, if any, of such Note that remains subject to the original Fundamental Change Repurchase Notice, which portion must be in principal amounts of $1,000 or an integral multiple of $1,000.00 in excess thereof;

provided, however, that if the Notes are Global Notes, the withdrawal notice must comply with the Applicable Procedures.

Section 11.03 Deposit of Fundamental Change Repurchase Price.

(a) The Company shall deposit with the Trustee (or other Paying Agent appointed by the Company), or if the Company is acting as its own Paying Agent, set aside, segregate and hold in trust as provided in Section 2.14) on or prior to 10:00 a.m., New York City time, on the Fundamental Change Repurchase Date an amount of money sufficient to repurchase all of the Notes to be repurchased at the appropriate Fundamental Change Repurchase Price; provided, further, that to the extent such deposit is received by the Paying Agent after 10:00 a.m., New York City time, on any such due date, such deposit will be deemed deposited on the next Business Day. Subject to receipt of funds and/or Notes by the Trustee (or other Paying Agent appointed by the Company), payment for Notes surrendered for repurchase (and not validly withdrawn prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date) will be made on the later of (i) the Fundamental Change Repurchase Date with respect to such Note (provided the Holder has satisfied the conditions in Section 11.01) and (ii) the time of book-entry transfer or the delivery of such Note to the Trustee (or other Paying Agent appointed by the Company) by the Holder thereof in the manner required by Section 11.01, by mailing checks for the amount payable to the Holders of such Notes entitled thereto as they shall appear in the Register or, at the Company’s election, by wire transfer of immediately available funds; provided, however, that payments to the Depositary shall be made by wire transfer of immediately available funds to the account of the Depositary or its nominee. The Trustee or the Paying Agent (as applicable) shall, promptly after such payment and upon written demand by the Company, return to the Company any funds in excess of the Fundamental Change Repurchase Price.

(b) If by 10:00 a.m., New York City time, on the Fundamental Change Repurchase Date, the Trustee (or other Paying Agent appointed by the Company) holds money sufficient to make payment on all the Notes or portions thereof that are to be repurchased on such Fundamental Change Repurchase Date or any applicable extension thereof, then, with respect to Notes that have been properly surrendered for repurchase and have not been validly withdrawn:

(i) such Notes shall cease to be outstanding and interest shall cease to accrue on such Notes on such Fundamental Change Repurchase Date or any applicable extension thereof (whether or not book-entry transfer of the Notes has been made or the Notes have been delivered to the Trustee or Paying Agent); and

(ii) all other rights of the Holders of such Notes will terminate on the Fundamental Change Repurchase Date (other than (x) the right to receive the Fundamental Change Repurchase Price and (y) if the Fundamental Change Repurchase Date falls after a Regular Record Date but on or prior to the related Interest Payment Date, the right of the Holder on such Regular Record Date to receive the accrued and unpaid interest to, but not including, the Fundamental Change Repurchase Date).

(c) Upon surrender of a Note that is to be repurchased in part pursuant to Section 11.01, the Company shall execute and the Trustee shall authenticate and deliver to the Holder a new Note in an authorized denomination equal in principal amount to the unpurchased portion of the Note surrendered, without payment of any service charge.

Section 11.04 Covenant to Comply with Applicable Laws Upon Repurchase of Notes.

In connection with any repurchase offer pursuant to a Fundamental Change Repurchase Notice, the Company will, if required:

(a) comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

(b) file a Schedule TO or any other required schedule under the Exchange Act;

in each case, so as to permit the rights and obligations under this Article 11 to be exercised in the time and in the manner specified in this Article 11. To the extent that any securities laws and regulations conflict with the provisions of this Indenture with respect to the repurchase of Notes, the Company shall be deemed not to be in breach of this Indenture as a result of compliance therewith.

The Company may appoint a tender agent in connection with such repurchase, in which case such tender agent shall be the Paying Agent in connection with such repurchase.

Article 12

MISCELLANEOUS

Section 12.01 Effect on Successors and Assigns.

All agreements of the Company, the Trustee, the Registrar, the Paying Agent and the Conversion Agent in this Indenture and the Notes will bind their respective successors.

Section 12.02 Governing Law.

This Indenture and the Notes, and any claim, controversy or dispute arising under or related to this Indenture or the Notes, will be governed by, and construed in accordance with, the laws of the State of New York, (without regard to the conflicts of laws provisions thereof other than Section 5-1401 of the General Obligations Law).

Section 12.03 Trust Indenture Act.

To the extent this Indenture has been qualified under the Trust Indenture Act, if any provision hereof limits, qualifies or conflicts with a provision of the Trust Indenture Act that is required under such Act to be a part of and govern this Indenture, the latter provision shall control. If any provision of this Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the latter provision shall be deemed to apply to this Indenture as so modified or to be excluded, as the case may be.

Section 12.04 Benefits of Indenture.

Nothing in this Indenture or in the Notes, expressed or implied, will give to any Person, other than the parties hereto, any Agent or their successors hereunder or the Holders of the Notes, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 12.05 Calculations.

Neither the Trustee nor any Agent shall be responsible for making any calculation with respect to any matter under this Indenture or the Notes. The Company and its designated agents shall be responsible for making all calculations called for under this Indenture and the Notes. These calculations include, but are not limited to, the Closing Sale Prices of the Common Stock, the Daily VWAP, the Settlement Amount, accrued interest payable on the Notes, Additional Interest payable on the Notes, the Conversion Rate, the As-Adjusted Coupon Make-Whole Conversion Rate, the As-Adjusted Table Make-Whole Conversion Rate, the Conversion Value, the Conversion Price (including in connection with a Reset Event), the Upward Average Price, the Fundamental Change Repurchase Price, the redemption price (including any premium in connection therewith), and the Make-Whole Amount. The Company shall make all these calculations in good faith and, absent manifest error, its calculations will be final and binding on Holders, the Trustee and the Conversion Agent. The Company shall provide a schedule of its calculations to each of the Trustee and the Conversion Agent, and each of the Trustee and the Conversion Agent and all other agents appointed by the Company herein are entitled to rely conclusively upon the accuracy of the Company’s calculations without independent verification. The Company shall forward the Company’s calculations to any Holders upon the written request of that Holder.

Whenever the Company is required to calculate or make adjustments to the Conversion Rate, the Company will do so to the 1/10,000th of a share of Common Stock, rounding any additional decimal places up or down in a commercially reasonable manner.

Section 12.06 Execution in Counterparts.

This Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes. The words “execution,” “signed,” “signature,” and words of similar import in this Indenture and the Notes shall be deemed to include electronic or digital signatures or the keeping of records in electronic form, each of which shall be of the same effect, validity, and enforceability as manually executed signatures or a paper based recordkeeping system, as the case may be, to the extent and as provided for under applicable law, including the Electronic Signatures in Global and National Commerce Act of 2000 (15 U.S.C. §§ 7001-7006), the Electronic Signatures and Records Act of 1999 (N.Y. State Tech. §§ 301-309), or any other similar state laws based on the Uniform Electronic Transactions Act; provided that, notwithstanding anything herein to the contrary, the Trustee is not under any obligation to agree to accept electronic signatures in any form or in any format unless expressly agreed to by the Trustee, as applicable, pursuant to procedures approved by the Trustee, as applicable

Section 12.07 Notices.

(a) Except as otherwise provided herein, any request, demand, authorization, direction, notice, consent, election, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with, the Company, the Trustee shall be in writing and delivered in person or mailed by first class mail, postage prepaid, overnight courier or transmitted by facsimile transmission, email or electronic transmission in PDF format as follows:

(i) if to the Trustee by any Holder or by the Company, at the Corporate Trust Office;

(ii) if to the Company by the Trustee or by any Holder, at the address of its principal office at Gorilla Technology Group Inc.

If to Gorilla Technology Group Inc.	with a copy (which will not constitute notice) to:

64 North Row London, United Kingdom W1K 7DA Attention: CEO Email: jay@gorilla-technology.com	Pillsbury Winthrop Shaw Pittman LLP 31 West 52nd Street, New York, NY 10019 Attention: Stephen Ashley Email: stephen.ashley@pillsburylaw.com

(b) The Company, the Trustee by notice given to the other in the manner provided in this Section 12.07, may designate additional or different addresses for subsequent notices or communications.

(c) Notices to Holders will be sent to the address of each Holder as it appears in the Register. Notices will be deemed to have been given on the date of mailing or electronic transmission to such Holder. Whenever a notice is required to be given by the Company, such notice may be given by the Trustee at the Company’s request on the Company’s behalf. With respect to Global Notes, notice shall be sufficiently given if given to the Depositary for the Notes (or its designee), pursuant to Applicable Procedures of such Depositary (and the Company will make any notices the Company is required to give to Holders available on the Company’s website).

(d) Whenever the Company is required to deliver notice to the Holders, the Company will, by the date it is required to deliver such notice to the Holders, deliver a copy of such notice to the Trustee and the Agents. Notices to the Trustee shall be deemed given upon actual receipt thereof.

In respect of this Indenture, the Trustee, in each of its capacities, including without limitation as the Trustee, Registrar, Paying Agent and Conversion Agent, shall not have any duty or obligation to verify or confirm that the Person sending instructions, directions, reports, notices or other communications or information by electronic transmission is, in fact, a Person authorized to give such instructions, directions, reports, notices or other communications or information on behalf of the party purporting to send such electronic transmission; and the Trustee shall not have any liability for losses, liabilities, costs or expenses incurred or sustained by any party as a result of such reliance upon or compliance with such instructions, directions, reports, notices or other communications or information. Each other party agrees to assume all risks arising out of the use of electronic methods to submit instructions, directions, reports, notices or other communications or information to the Trustee, as applicable, including, without limitation the risk of the Trustee, as applicable, acting on unauthorized instructions, notices, reports or other communications or information, and the risk of interception and misuse by third parties.

Section 12.08 No Recourse Against Others.

No director, officer, employee, incorporator or stockholder of the Company shall have any liability for any obligations of the Company under the Notes, the Indenture, or any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder, by accepting a Note, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Section 12.09 Tax Withholding.

Nothing herein shall preclude any tax withholding required by law or regulation. Each Holder agrees, and each beneficial owner of an interest in a Note by its acquisition of such interest is deemed to agree, that if the Company or other applicable withholding agent pays withholding taxes or backup withholding on behalf of the Holder or beneficial owner as a result of an adjustment to the Conversion Rate, the Company or other applicable withholding agent may, at its option, set off such payments against payments of cash and shares of Common Stock on the Note (or, in certain circumstances, against any payments on the Common Stock).

Each Holder agrees to provide the Company and its agents with certified tax identification numbers by furnishing appropriate forms W-9 or W-8 and such other forms and documents that the Company or its agents may request. Each Holder understands that if such tax reporting documentation is not provided and certified to the Company or agents, the Company or its agents may be required by the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, to withhold a portion of any interest or other income earned on the Notes. The Company shall provide to the Paying Agent any information that the Paying Agent needs to comply to with any tax reporting obligations that it may have under any applicable law.

Section 12.10 Waiver of Jury Trial.

EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE OTHER INDENTURE DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 12.11 U.S.A. Patriot Act.

The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. Patriot Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the U.S.A. Patriot Act.

Section 12.12 Force Majeure.

In no event shall the Trustee or any Agent be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, any act or provision of any present or future law or regulation or governmental authority, earthquakes, fires, floods, strikes, work stoppages or other labor disputes, accidents, acts of war or terrorism, civil or military disturbances, riots, disasters, epidemics, pandemics or similar public health emergencies, nuclear or natural catastrophes or acts of God, malware or ransomware attack and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services, including the unavailability of the Federal Reserve Bank wire or telex or other wire or communication facility; it being understood that the Trustee or other Agent, as applicable, shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 12.13 Submission to Jurisdiction.

The Company hereby irrevocably consents to the non-exclusive jurisdiction of the courts of the State of New York and the courts of the United States of America located in the City of New York and the County of New York, over any suit, action or proceeding with respect to this Indenture or the Notes or the transactions contemplated hereby. The Company waives any objection that it may have to the venue of any suit, action or proceeding with respect to this Indenture or the Notes or the transactions contemplated hereby in the courts of the State of New York or the courts of the United States of America, in each case, located in the City of New York and County of New York, or that such suit, action or proceeding brought in the courts of the State of New York or the United States of America, in each case, located in the City of New York and County of New York was brought in an inconvenient court and agrees not to plead or claim the same. The Company hereby irrevocably appoints C T Corporation System, 28 Liberty Street, New York, NY 10005, as its authorized agent in the State of New York upon which process may be served in any such suit or proceedings, and agrees that service of process upon such agent shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for the term of this Indenture. Nothing in this Indenture shall in any way be deemed to limit the ability to serve any such writs, process or summonses in any other manner permitted by applicable law.

Section 12.14 Severability.

In case any provision in this Indenture or in the Notes is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 12.15 Legal Holidays.

In any case where any Interest Payment Date, Fundamental Change Repurchase Date, redemption date, Conversion Date, Maturity Date or any other date on which the principal and accrued but unpaid interest, if any, on the Notes is due and payable, is not a Business Day or is a day on which the banking institutions in the city of the office of the Paying Agent are authorized or obligated by law to close or be closed, then any payment to be made on such date may be made on the next succeeding day that is a Business Day and is not a day on which the banking institutions in the city of the office of the Paying Agent are authorized or obligated by law to close or be closed with the same force and effect as if made on such Interest Payment Date, Fundamental Change Repurchase Date, redemption date, Conversion Date, Maturity Date or such other date, as the case may be, and no interest shall accrue in respect of the delay.

[Remainder of the page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

Gorilla Technology Group Inc.

By:	/s/ Jayesh Chandan
Name:	Jayesh Chandan
Title:	CEO & Chairman

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION , as Trustee

By:	/s/ Brandon Bonfig
Name:	Brandon Bonfig
Title:	Vice President

EXHIBIT A

[FORM OF FACE OF NOTE]

[For all Notes, include the following legend (the “Non-Affiliate Legend”):]

NO AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF THE COMPANY OR PERSON THAT HAS BEEN AN AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF THE COMPANY DURING THE IMMEDIATELY PRECEDING THREE MONTHS MAY PURCHASE, OTHERWISE ACQUIRE OR HOLD THIS NOTE OR A BENEFICIAL INTEREST HEREIN.

[For Global Notes, include the following legend (the “Global Notes Legend”):]

THIS SECURITY IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

[For all Notes that are Restricted Notes, include the following legend (the “Restricted Notes Legend”):]

THIS SECURITY AND THE SHARES OF COMMON STOCK, IF ANY, ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

(1) REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND

(2) AGREES FOR THE BENEFIT OF GORILLA TECHNOLOGY GROUP INC. (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST DATE OF ORIGINAL ISSUANCE HEREOF OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, OR

(C) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR

(D) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(D) ABOVE, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

Gorilla Technology Group Inc.

7.50% Senior Unsecured Convertible Notes, Series B due 2031

No.: [  ]

CUSIP: 38305Q AB01

Principal

Amount $ [  ]

[For Global Notes, include the following: as revised by the Schedule of Increases and Decreases in the Global Note attached hereto]

Gorilla Technology Group Inc., a company organized under the laws of the Cayman Islands (the “Company”), promises to pay to [ ] [include “Cede & Co.” for Global Note] or registered assigns, the principal amount of [add principal amount in words] $[ ] [For Global Notes, include the following: as revised by the Schedule of Increases and Decreases in the Global Note attached hereto,] on June 15, 2031 (the “Maturity Date”).

Interest Payment Dates: June 15 and December 15 of each year, beginning on the first such date that is at least 30 calendar days after the Issue Date, on each Conversion Date (as to that principal amount then being converted), and on the Maturity Date.

Regular Record Dates: June 1 and December 1.

Additional provisions of this Note are set forth on the other side of this Note.

IN WITNESS WHEREOF, Gorilla Technology Group Inc. has caused this instrument to be signed manually or by facsimile or by another electronic method by one of its duly authorized Officers.

Gorilla Technology Group Inc.

By:
Name:
Title:

[1]	This Note will be deemed to be identified by CUSIP No. 38305Q AC8 and ISIN No. US38305QAC87 from and after such time when the Company notifies the Trustee, pursuant to Section 2.16 of the within-mentioned Indenture, that the restrictions set forth in the Restricted Notes Legend affixed to this Note are eliminated or otherwise waived.

This is one of the Notes referred to in the within-mentioned Indenture.

Dated:

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, as Trustee

By:
Authorized Signatory:
Title:

[FORM OF REVERSE OF NOTE]

Gorilla Technology Group Inc.

7.50% Senior Unsecured Convertible Notes, Series B due 2031

This Note is one of a duly authorized issue of securities of the Company (herein called the “Notes”), issued under the Indenture dated as of July 17, 2026 by and among the Company, U.S. Bank Trust Company, National Association, as trustee, herein called the “Trustee”, reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Notes and of the terms upon which the Notes are, and are to be, authenticated and delivered.

The Company shall pay all interest due on this Note as set forth in the Indenture on the then outstanding principal amount of this Note.

This Note does not benefit from a sinking fund.

As provided in and subject to the provisions of the Indenture, upon the occurrence of a Fundamental Change, the Holder of this Note will have the right, at such Holder’s option, to require the Company to repurchase this Note, or any portion of this Note such that the principal amount of this Note that is not purchased equals $1,000.00 or an integral multiple of $1,000.00 on the Fundamental Change Repurchase Date at a price equal to the Fundamental Change Repurchase Price for such Fundamental Change Repurchase Date.

As provided in and subject to the provisions of the Indenture, the Holder hereof has the right, prior to the Close of Business on the Business Day immediately preceding the Maturity Date, to convert this Note or a portion of this Note such that the principal amount of this Note plus accrued and unpaid interest on such Note converted equals $1,000.00 or an integral multiple of $1,000.00 into a number of shares of Common Stock determined in accordance with Article 3 of the Indenture and subject to adjustment as set forth therein.

As provided in and subject to the provisions of the Indenture, the Company will make all payments in respect of the Fundamental Change Repurchase Price for and the principal amount of, this Note to the Holder that surrenders this Note to the Paying Agent to collect such payments in respect of this Note. The Company will pay cash amounts in money of the U.S. that at the time of payment is legal tender for payment of public and private debts. As provided in and subject to the provisions of the Indenture, the Company may elect to pay interest in the form of shares of the Company’s common stock rather than in cash.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Notes to be effected under the Indenture at any time by the Company, the Trustee with the consent of the Required Holders (as defined in the Indenture). The Indenture also contains provisions permitting the Required Holders, on behalf of the Holders of all Notes, to waive compliance by the Company with certain provisions of the Indenture and certain past Defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

As provided in and subject to the provisions of the Indenture, the Holder of this Note shall not have the right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or trustee, or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Note, the Holders of not less than 25% in principal amount of the Notes at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered (and if requested, provided) the Trustee indemnity satisfactory to the Trustee, and the Trustee shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity, and shall not have received from the Required Holders a direction inconsistent with such request. The foregoing shall not apply to any suit instituted by the Holder of this Note for the enforcement of any payment of the principal hereof, premium, if any, or interest hereon, the Fundamental Change Repurchase Price with respect to and the amount of cash, the number of shares of Common Stock due upon conversion of this Note or after the respective due dates expressed in the Indenture.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay or deliver, as the case may be, the principal of (including the Fundamental Change Repurchase Price, if applicable), premium, interest on and the number of shares of Common Stock due upon conversion of, this Note at the time, place and rate, and in the coin and currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registrable in the Register, upon surrender of this Note for registration of transfer to the Trustee, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Registrar duly executed by, the Holder hereof or its attorney duly authorized in writing, and thereupon a new Note of this series and of like tenor for the same aggregate principal amount will be issued to the designated transferee.

The Notes are issuable only in registered form without coupons in minimum denominations of $1,000.00 and integral multiples of $1,000.00. As provided in the Indenture and subject to certain limitations therein set forth, the Notes are exchangeable for a like aggregate principal amount of Notes and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

Subject to the rights of the Holders as of the Regular Record Date to receive interest on the related Interest Payment Date, prior to due presentment of this Note for registration of transfer, the Company, the Trustee, the Agents and any of their respective agents may treat the Person in whose name the Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Company, the Trustee, the Agents nor any agents shall be affected by notice to the contrary.

Customary abbreviations may be used in the name of a Holder or an assignee, such as TEN COM (= tenants in common), TEN ENT (= tenants by the entirety), JT TEN (= joint tenants with rights of survivorship and not as tenants in common), CUST (= custodian) and U/G/M/A (= Uniform Gift to Minors Act).

Upon the issuance of any new Note, the Company may require payment by the Holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including fees and expenses of the Trustee) connected therewith.

All defined terms used in this Note that are defined in the Indenture shall have the meanings assigned to them in the Indenture. If any provision of this Note limits, qualifies or conflicts with a provision of the Indenture, such provision of the Indenture shall control.

ATTACHMENT 1

[FORM OF NOTICE OF CONVERSION]

To: Gorilla Technology Group Inc.

Cc: U.S. Bank Trust Company, National Association

West Side Flats, 60 Livingston Avenue, Saint Paul, MN 55107

Attn: B. Bonfig (Gorilla Technology Group Inc. Series B Notes Administrator)

Re:	7.50% SENIOR UNSECURED CONVERTIBLE NOTES, SERIES B DUE 2031

The undersigned owner of this Note hereby irrevocably exercises the option to convert this Note, or a portion hereof (which is such that the principal amount of the portion of this Note that will not be converted equals $1,000.00 or an integral multiple of $1,000.00 in excess thereof) below designated, into a number of shares of Common Stock in accordance with the terms of the Indenture referred to in this Note, and directs that any cash payable and the shares of Common Stock issuable and deliverable upon conversion, together with any Notes representing any unconverted principal amount hereof, be paid and/or issued and/or delivered, as the case may be, to the registered Holder hereof unless a different name is indicated below.

Subject to certain exceptions set forth in the Indenture, if this notice is being delivered on a date after the Close of Business on a Regular Record Date and prior to the Open of Business on the Interest Payment Date corresponding to such Regular Record Date, this notice must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of this Note to be converted which such payment shall, in the case of Physical Notes, be made payable to the Company. If any shares of Common Stock are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect to such issuance and transfer as set forth in the Indenture.

The Holder acknowledges that this Conversion Notice is subject to the restrictions set forth in Section 3.01(c)(i) of the Indenture.

Principal amount to be converted (if less than all) which must be $1,000.00 or an integral multiple of $1,000.00 in excess thereof:

$__________

Your contact information:
Participant Name:
Participant Number:
Contact Name:
Contact Email:
Contact Telephone:

STOCK CERTIFICATE INFORMATION

The undersigned hereby requests that the stock certificate or certificates issued upon conversion be registered in the name(s) of the persons set forth below.

The undersigned acknowledges that the Company is not required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares in any name other than that of the converting holder, and the converting holder is solely responsible for the payment of any such taxes. The undersigned acknowledges that if shares are to be issued in the name of a person other than the converting holder, the converting holder shall pay all transfer taxes payable with respect thereto.

You must check one, and only one, of the following two boxes:

☐	The undersigned is requesting registration in a name other than that of the converting holder. The converting holder acknowledges sole responsibility for the payment of any taxes that may be owing by reason thereof. If any taxes are payable upon transfer, they have already been paid.

☐	No transfer of beneficial ownership is occurring in connection with the conversion.

Registered Holder Information:

Name:
SSN or Tax ID No.:
Street Address:
City, State and Zip Code:

Delivery Instructions:

Unless you direct otherwise below, the above-referenced stock certificate(s) will be delivered to the registered holder at the address specified above. If you wish to provide separate delivery instructions, check the box and complete the information set forth below.

☐	The undersigned requests that the above-referenced stock certificate(s) be delivered to the person and address set forth below:

Name:
SSN or Tax ID No.:
Street Address:
City, State and Zip Code:

CASH PAYMENT INSTRUCTIONS

The undersigned directs that any cash payment owed for fractional shares (and, if applicable, for any accrued but unpaid interest which may be payable under certain limited circumstances) be wired in accordance with the wire instructions set forth below:

Bank:
Address:
Name of Account:
ABA No.:
Account No.:

To avoid the application of “backup withholding” under U.S. federal income tax law, each converting holder (or other payee) should complete, sign, and deliver an Internal Revenue Service (“IRS”) Form W-9 (in the case of a U.S. person or a resident alien) or an IRS Form W-8BEN or other appropriate IRS Form W-8 (in the case of a foreign holder). IRS Forms W-9 and W-8 are available on the IRS’s website at http://www.irs.gov/. Failure to include a properly completed IRS Form W-9 or applicable IRS Form W-8 may result in the application of U.S. backup withholding.

Capitalized terms used but not defined herein shall have the meanings set forth in the Indenture.

Dated: ________________________

Signature(s)
(Sign exactly as your name appears on the other side of this Note)
Name:
Title:
Signature Guarantee
(Signature(s) must be guaranteed by an institution which is a member of one of the following recognized signature Guarantee Programs:
(i) The Notes Transfer Agent Medallion Program (STAMP); (ii) The New York Stock Exchange Medallion Program (MNSP); (iii) another guarantee program acceptable to the Trustee.)

ATTACHMENT 2

[FORM OF ASSIGNMENT AND TRANSFER]

For value received, hereby sell(s), assign(s) and transfer(s) unto___________ (Please insert social security or Taxpayer Identification Number of assignee) the within Note, and hereby irrevocably constitutes and appoints to transfer the said Note on the books of the Company, with full power of substitution in the premises.

In connection with any transfer of the within Note occurring prior to the date that is the later of (1) the date that is one year after the last date of original issuance of the within Note, or such shorter period of time as permitted by Rule 144 or any successor provision thereto, and (2) such later date, if any, as may be required by applicable law, the undersigned confirms that such Note is being transferred:

☐	To Gorilla Technology Group Inc. or a subsidiary thereof; or

☐	Pursuant to a registration statement which has become effective under the Securities Act of 1933, as amended; or

☐	To a qualified institutional buyer in compliance with Rule 144A under the Securities Act of 1933, as amended; or

☐	Pursuant to an exemption from registration provided by Rule 144 under the Securities Act of 1933, as amended, or any other available exemption from the registration requirements of the Securities Act of 1933, as amended.

[TO BE SIGNED BY PURCHASER IF THE SECOND, THIRD OR FOURTH BOX ABOVE IS CHECKED]

[Include if the second, third or fourth box above is checked] [The undersigned (on the immediately following signature line) represents and warrants that it is not, and has not been for the immediately preceding three months, an “affiliate” (as defined in Rule 144 under the Securities Act of 1933, as amended) of Gorilla Technology Group Inc.]

[Include if the third box above is checked] [The undersigned (on the immediately following signature line) represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.]

[Date: _____________________________ Signed: _____________________________ ]

Unless one of the above boxes is checked, the Trustee and Registrar will refuse to register any of the Notes evidenced by this certificate in the name of any Person other than the registered Holder thereof; provided that, if the fourth box is checked, the Company may require, prior to registering any such transfer of the Notes, in its sole discretion, such legal opinions, certifications and other information as the Company may reasonably request to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

If none of the foregoing boxes is checked, the Trustee or Registrar shall not be obligated to register this Note in the name of any Person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in Section 2.14 of the Indenture shall have been satisfied.

Dated: ______________________________________

Signature(s) ______________________________________

(Sign exactly as your name appears on the other side of this Note)

Signature Guarantee
(Signature(s) must be guaranteed by an institution which
is a member of one of the following recognized signature
Guarantee Programs: (i) The Notes Transfer Agent
Medallion Program (STAMP); (ii) The New York Stock
Exchange Medallion Program (MNSP); (iii) The Stock
Exchange Medallion Program (SEMP) or (iv) another
guarantee program acceptable to the Trustee)

ATTACHMENT 3

[Insert for Global Note]

SCHEDULE OF INCREASES AND DECREASES IN THE GLOBAL NOTE

Initial Principal Amount of Global Note: [$_________]

Date	Amount of Increase in Principal Amount of Global Note	Amount of Decrease in Principal Amount of Global Note	Principal Amount of Global Note After Increase or Decrease	Notation by Registrar, Note Custodian or authorized signatory of Trustee

ATTACHMENT 4

[FORM OF FUNDAMENTAL CHANGE REPURCHASE NOTICE]

To: Paying Agent

The undersigned registered owner of this Note hereby acknowledges receipt of a notice from Gorilla Technology Group Inc. (the “Company”) as to the occurrence of a Fundamental Change with respect to the Company and specifying the Fundamental Change Repurchase Date and requests and instructs the Company to pay to the registered holder hereof in accordance with Section 11.01 of the Indenture referred to in this Note (1) the entire principal amount of this Note, or the portion thereof (that is $1,000 principal amount or an integral multiple of $1,000.00 in excess thereof) below designated, and (2) if such Fundamental Change Repurchase Date does not fall during the period after a Regular Record Date and on or prior to the corresponding Interest Payment Date, accrued and unpaid interest, if any, thereon to, but excluding, such Fundamental Change Repurchase Date.

In the case of Physical Notes, the certificate numbers of the Notes to be repurchased are as set forth below: __________________________

Dated: _____________________

Signature(s)

Social Security or Other Taxpayer Identification Number

Principal amount to be repurchased (if less than all): $______,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

EXHIBIT B

[FORM OF RESTRICTED STOCK LEGEND]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

(1) REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND

(2) AGREES FOR THE BENEFIT OF GORILLA TECHNOLOGY GROUP INC. (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST DATE OF ORIGINAL ISSUANCE OF THE COMPANY’S 7.50% SENIOR UNSECURED CONVERTIBLE NOTES, SERIES B DUE 2031 OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A) TO THE COMPANY OR ANY OF ITS SUBSIDIARIES, OR

(B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED (OR HAS BECOME) EFFECTIVE UNDER THE SECURITIES ACT THAT COVERS RESALE OF THE SHARES OF COMMON STOCK UNDERLYING THE COMPANY’S 7.50% SENIOR UNSECURED CONVERTIBLE NOTES, SERIES B DUE 2031, OR

(C) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR

(D) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE) OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(D) ABOVE, THE COMPANY AND THE TRANSFER AGENT FOR THE COMPANY’S COMMON STOCK RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, AND THE TRANSFER AGENT WILL NOT BE REQUIRED TO ACCEPT FOR REGISTRATION OF TRANSFER ANY SECURITIES ACQUIRED BY A PURCHASER EXCEPT UPON PRESENTATION OF EVIDENCE SATISFACTORY TO THE TRANSFER AGENT THAT THE RESTRICTIONS SET FORTH HEREIN HAVE BEEN COMPLIED WITH. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

B-1